Capital Group Orbis

CONSOLIDATED

ANNUAL FINANCIAL STATEMENTS

as at December 31, 2005

Orbis

Capital Group Orbis

President's letter

Orbis

Ladies and Gentlemen,

The year 2005 played a special role in the history of Orbis. We celebrated the 85th anniversary of the company's founding, yet at the same time, we also set new goals for the company, preparing Orbis to face new market challenges ahead.

In March, we announced the development strategy of the Orbis Hotel Group for the next 5 years. Through its implementation, Orbis will be transformed to become a 21st Century organisation, able to meet the growing expectations of our clients and to face the challenges set by the market.

Our company strategy is based on two fundamental principles: to develop our hotel services portfolio and to streamline our business structures.

We want to develop our hotel services by establishing a network of Etap hotels in Poland and by expanding the existing Ibis chain. This means that we will be making major investments in the economy-class hotel sector. The success of the Ibis brand, once again confirmed in 2005, has convinced us to launch the leading European one-star Etap hotel chain in Poland. In 2005, four Orbis hotels were closed for conversion to the Etap brand, with the first Etap hotels scheduled to open as early as 2006. By 2009, we will open over 20 Etap hotels in Poland. At the same time, we will continue to expand the Ibis brand; in 2010, the Ibis chain will comprise approximately 20 hotels.

The renovation of our key hotels is also an important element of the development strategy. In December 2005, we completed a refurbishment of Novotel-Centrum that lasted over two years. With an upgraded category and a brand-new stylish interior, Novotel-Centrum has become the flagship of the brand in Poland. The Grand Hotel Warsaw, with its recently renovated facade, will be re-branded a Grand Mercure hotel once its interiors have been completely refurbished. We have embarked on a number of new projects, including a comprehensive modernisation of the Grand Hotel Sopot. This magnificent hotel will be transformed into the pearl of the Orbis portfolio, becoming a 5 star hotel in the Sofitel chain.

The second principle of our company strategy will allow us to raise efficiency and improve the way we do business. We will achieve these goals through the regionalisation of functions that support hotel operations, such as administration, accounting and technical services.

The implementation of the Orbis SA development strategy, which will involve staff reductions of approximately 500 employees over a period of 5 years, meant preparing an agreement on redundancy packages for leaving staff. In August 2005, a negotiated settlement was reached, providing redundancy packages that offered the best employment security in line with available company resources.

Other Orbis business operations are also being adapted to meet the needs of a competitive market. In 2005, we continued to develop a new product range for Orbis Travel, especially low-cost holidays from the very popular Travel Time catalogue. Financial results for Orbis Transport remain high, despite a temporary fall in efficiency brought about by the consolidation of two PKS companies. We have achieved a strong growth in sales in the international coach transport sector and seen satisfactory results in car rental services operated under the Hertz brand.

In 2005, after many years of use by the Orbis hotel chain, the building of the Europejski Hotel was transferred to its pre-war owners, following judgements upheld at administrative and court level that acknowledged their legal title to the property. The negotiated financial settlement was paid using a specially created reserve fund, that had no negative impact on the financial results for 2005.

The combined operating and financial results generated in 2005 give cause for satisfaction. Economic growth in Poland, together with rising numbers of foreign tourists visiting the country, created increased demand for hotel and tourist services, allowing the Orbis Hotel Group to sell over 5% more rooms than in 2004. The strong value of the Polish Zloty against the Euro – in which we publish some of our prices – was limiting our sales revenues.

Our profit sharing strategy has now become an established part of our corporate governance policy, and in 2005, for the fourth time in a row, we paid our dividend to our shareholders.

There are important tasks waiting for us in the coming year. We will continue to work to strengthen the market position of the Orbis Group and to increase the value of the company itself. I wish to thank all shareholders for their confidence and support - so important in helping us to achieve these objectives.

Some words of thanks as well to all our staff here at Orbis – their hard work and commitment every day, their professional attitude and customer-friendly approach make them a valuable resource of our company. I am delighted that the strategy we have been implementing offers our staff far-reaching opportunities to improve their qualifications and career potential – to face the challenges of a 21st century world.

I believe, that our strategic plans will be bringing benefits for everybody: to our employees, to our shareholders and, first and foremost, to our clients: more hotels, improved standards, an extensive program of refurbishment and upgrades, more efficient business solutions, a wider variety of tourist and transport offers. I know that I can count on your support to put these plans into action and cordially invite you to continue to enjoy using the services provided by the Orbis Group.

Yours sincerely

Jean-Philippe Savoye
President and CEO

Capital Group Orbis

Independent registered auditor's report on the audit of the consolidated annual financial statements as at December 31, 2005

Orbis

Registered Auditor's Opinion

To the Shareholders and the Supervisory Board of Orbis S.A.

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. Certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have audited the accompanying consolidated financial statements of Orbis S.A. Group (hereinafter called *the Group*), prepared by the Management Board of Orbis S.A. (hereinafter called *the Parent Company*), Warsaw, ul. Bracka 16, which comprise:

(a) the consolidated balance sheet as at 31 December 2005, showing total assets and total equity and liabilities of PLN 2,177,895 thousand;

(b) the consolidated income statement for the year ended 31 December 2005, showing a net profit of PLN 97,971 thousand;

(c) the statement of changes in consolidated equity for the year ended 31 December 2005, showing an increase in equity of PLN 81,485 thousand;

(d) the consolidated cash flow statement for the year ended 31 December 2005, showing a net increase in cash and cash equivalents of PLN 41,438 thousand;

(e) additional information on adopted accounting policies and other explanatory notes.

The Parent Company's Management Board is responsible for preparing the consolidated financial statements and Directors' Report in accordance with applicable regulations. Our responsibility was to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694 with further amendments, hereinafter called *the Act*);

(b) auditing standards issued by the National Council of Registered Auditors in Poland.

Our audit was planned and performed to obtain reasonable assurance that the consolidated financial statements were free of material misstatements and omissions. The audit included examining, on a test basis, accounting documents and entries supporting the amounts and disclosures in the consolidated financial statements. The audit also included an assessment of the accounting policies applied by the Group and significant estimates made in the preparation of the consolidated financial statements as well as an evaluation of the overall presentation thereof. We believe that our audit provides a reasonable basis for our opinion.

Registered Auditor's Opinion

To the Shareholders and the Supervisory Board of Orbis S.A. *(cont.)*

The information in the Directors' Report for the year ended 31 December 2005 has been prepared in accordance with the provisions of the Decree of the Minister of Finance dated 19 October 2005 concerning the publication of current and periodic information by issuers of securities ("Decree" – Journal of Laws of 2005, No. 209, item 1744) and is consistent with the information presented in the audited consolidated financial statements.

As set out in note 1.2., the Group has accounted for the results of impairment tests performed on its hotels on the basis of an EBITDA calculation that must still be adjusted to reflect the individual economic situation at a number of locations to be in accordance with a discounted cash flow approach. Had the Group made this adjustment the impairment recorded at 31 December 2005, as per the Group's estimation, would have been higher by PLN 33 million, the results net of deferred tax for the year ended 31 December 2004 would have been PLN 24 million greater than those recorded and the results net of deferred tax for the year ended 31 December 2005 would have been PLN 30 million lower than those shown in the consolidated income statement.

As set out in note 1.2., Management considered different interpretations of IAS 17 and Management concluded that the rights of perpetual usufructs of land received during the Group's privatisation in 1990 as part of the hotel properties should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 31 December 2005, the value of these rights amounted to PLN 394 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as the ownership does not pass to the Group. As a result, the value of property, plant and equipment was overstated by PLN 362 million, the value of investment properties was overstated by PLN 32 million and consolidated net assets were overstated accordingly, and consolidated net profits for 2004 and 2005 were understated by PLN 21 million and PLN 16 million. Moreover, the Group recognized the rights to the perpetual usufructs of land acquired for consideration with a value of PLN 49 million as property, plant and equipment. In our opinion, these rights should be classified as operating leases in accordance with IAS 17 and the value of consideration paid should be presented as prepayments.

The Group uses 4 hotels on the basis of twenty-year lease agreements, classifying them as operating leases and not recognizing them on the consolidated balance sheet. Management took this decision after performing a number of tests as set out in IAS 17. These hotels were previously owned by the Group and were sold to a financial institution in 2002. The net book value of these hotels as at the date of sale was PLN 99 million. In our opinion, the economic substance of this transaction and the provisions of the lease agreements indicate that the hotels, together with the liability to the lessor, should be presented in the consolidated balance sheet at their historical cost less deprecation charges, as required by IAS 17. In addition, the profit on sale of the hotels of approximately PLN 30 million should be deferred and amortised over the lease term. Consequently the consolidated results, net of deferred tax for the years ended 31 December 2004 and 31 December 2005 would have been PLN 10 million and PLN 3 million greater respectively, than those recorded in the consolidated income statement.

Registered Auditor's Opinion

To the Shareholders and the Supervisory Board of Orbis S.A. (cont.)

In our opinion, except for the impact of matters described above, the accompanying consolidated financial statements, in all material respects:

(a) have been prepared on the basis of properly maintained consolidation documentation;

(b) comply in form and content with the applicable laws;

(c) give a true and fair view of the Group's financial position as at 31 December 2005 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki Board Member Registered Auditor No. 1750/287	PricewaterhouseCoopers Sp. z o.o. Registered Audit Company No. 144

Warsaw, 2 June 2006

TRANSLATION ONLY

The Orbis S.A. Group

Registered Auditor's Report on the consolidated financial statements for the year ended 31 December 2005

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish Company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

Registered Auditor's Report on the consolidated financial statements To the General Shareholders' Meeting and the Supervisory Board of Orbis S.A.

This report has been prepared in connection with our audit of the consolidated financial statements of the Orbis S.A. Group (hereinafter referred to as *the Group*), having Orbis S.A. as its parent company (hereinafter referred to as *the Parent Company*), Warsaw, ul. Bracka 16. The audited consolidated financial statements comprise:

(a) the consolidated balance sheet as at 31 December 2005, showing total assets and total equity and liabilities of PLN 2,177,895 thousand;

(b) the consolidated income statement for the year ended 31 December 2005, showing a net profit of PLN 97,971 thousand;

(c) the statement of changes in consolidated equity for the year ended 31 December 2005, showing an increase in equity of PLN 81,485 thousand;

(d) the consolidated cash flow statement for the year ended 31 December 2005, showing a net increase in cash and cash equivalents of PLN 41,438 thousand;

(e) additional information on adopted accounting policies and other explanatory notes.

The consolidated financial statements were signed by the Management Board of the Parent Company on 2 June 2006. This report should be read in conjunction with the Independent Registered Auditor's Opinion to the General Shareholders' Meeting and the Supervisory Board of Orbis S.A., signed on 2 June 2006, concerning the above-mentioned consolidated financial statements. The opinion is a general conclusion drawn from the audit and involves assessing the materiality of individual audit findings rather than being a sum of all the evaluations of individual consolidated financial statement components. This assessment takes account of the impact of the facts noted on the truth and fairness of the consolidated financial statements as a whole.

This report contains 17 consecutively numbered pages and consists of:

		Page
I.	General information about the Group	2
II.	Information about the audit	5
III.	The Group's results and financial position	6
IV.	Discussion of financial statement components	8
V.	The independent registered auditor's statement	16

On behalf of PricewaterhouseCoopers Sp. z o.o. and registered auditor conducting the audit:

Andrzej Konopacki
Board Member
Registered Auditor
No. 1750/287

Registered Audit Company
No. 144

Warsaw, 2 June 2006

I. General information about the Group

(a) The Parent Company was formed on 17 December 1990 as a result of a transformation of a state-owned company Orbis into a joint stock company Orbis S.A. (the notarial deed registered in repertory A under the number1882/1990).

On 9 January 1991, the Parent Company was entered in the Commercial Register by the District Court in Warsaw, 16th Business Department under the number RHB 25134.

Presently the Parent Company is registered under the number KRS 000022622 in the Register of Businesses by the District Court in Warsaw, 12th Business Department of the National Court Register.

(b) The Parent Company was assigned a tax identification number (NIP) 526-025-04-69. For statistical purposes the Company was assigned a REGON number 006239529.

(c) As at 31 December 2005, the Parent Company's registered share capital amounted to PLN 92,154,016 and consisted of 46,077,008 shares of PLN 2 par value each.

(d) In the audited period, the Group's core operations comprised:

- provision of hotel and catering services, including accompanying services;
- organization and services related to tourism in Poland and abroad, conventions, meetings, and conferences, and intermediation in reservation and sale of shipping documents of Polish and foreign carriers in communication in Poland and abroad;
- transport services in Poland and abroad, passenger transport, rental and lease of cars and intermediation in tourist, hotel and transport services, car service and parking services.

(e) During the year, the following people were on the Parent Company's Management Board:

• Jean Philippe Savoye	Chairman of the Board
• Krzysztof Andrzej Gerula	First Deputy Chairman
• Ireneusz Andrzej Węgłowski	Deputy Chairman
• Andrzej Bobola Szułdrzyński	Deputy Chairman (until 31.12.2005)
• Yannick Yvon Rouvrais	Board Member
• Alain Billy	Board Member (until 10.06.2005)
• Jolanta Wojciechowska de Cacqueray	Board Member (from 10.06.2005)

In connection with the resignation of Ms Jolanta Wojciechowska de Cacqueray as a member of the Management Board of Orbis S.A., on 15 March 2006, the Supervisory Board passed a resolution to re-appoint Mr Alain Billy as Member of the Management Board of the Parent Company.

I. General information about the Group (cont.)

(f) As at 31 December 2005, the consolidated financial statements of the Orbis Group comprise the Parent Company and the following subsidiaries:

Company name	Capital relationship (% of ownership)	Consolidation method	Auditor	Type of opinion	Balance sheet date of financial statements
Orbis S.A.	parent company	acquisition accounting method	PricewaterhouseCoopers Sp. z o.o.	qualified	31 December 2005
Hekon Hotele Ekonomiczne S.A.	subsidiary (100%)	acquisition accounting method	PricewaterhouseCoopers Sp. z o.o	qualified	31 December 2005
UAB Hekon	subsidiary (100%)	acquisition accounting method	UAB Deloitte Lietuva	with explanatory paragraph	31 December 2005
Orbis Transport Sp. z o.o.	subsidiary (98.30%)	acquisition accounting method	PKF Consult Sp. z o.o.	with explanatory paragraph	31 December 2005
Polskie Biuro Podróży Orbis Sp. z o.o.	subsidiary (95.08%)	acquisition accounting method	A&E CONSULT Sp. z o.o.	with explanatory paragraph	31 December 2005
PKS Tarnobrzeg Sp. z o.o.	subsidiary (98.30%)	acquisition accounting method	EURO-BILANS Zespół Ekspertów Sp. z o.o.	with explanatory paragraph	31 December 2005
PKS Gdańsk Sp. z o.o.	subsidiary (98.30%)	acquisition accounting method	DORADCA Auditors Sp. z o.o.	unqualified	31 December 2005
Inter Bus Sp. z o.o.	subsidiary (69.40%)	acquisition accounting method	PTE-PROFIT Sp. z o.o.	unqualified	31 December 2005
Capital Parking Sp. z o.o.	subsidiary (66.84%)	acquisition accounting method	financial statements not audited	not applicable	31 December 2005
Orbis Polish Travel Bureau	subsidiary (83.67%)	acquisition accounting method	financial statements not audited	not applicable	31 December 2005
Orbis Casino Sp. z o.o.	associate (33.33%)	equity method	Finans-Servis Zespół Doradców Finansowo-Księgowych Sp. z o.o.	unqualified	31 December 2005

I. General information about the Group (cont.)

(g) The Parent Company issues securities admitted to trading on the Warsaw Stock Exchange and in accordance with the requirements of the Accounting Act prepares the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (hereinafter referred to as *IFRS*).

(h) The audited consolidated financial statements for the year ended 31 December 2005 are the first financial statements prepared in accordance with those standards and the effects of transferring to the new accounting standards are presented in note 2.4 to the consolidated financial statements. The comparative information contained in the audited consolidated financial statements has been properly restated and differs from the information presented in the approved consolidated financial statements for the previous financial year.

II. Information about the audit

(a) PricewaterhouseCoopers Sp. z o.o. was appointed auditor to the Group by Resolution of the Supervisory Board dated 18 May 2005, in accordance with paragraph 20 of the Company's Articles of Association.

(b) PricewaterhouseCoopers Sp. z o.o. and the registered auditor conducting the audit are independent of the Group entities within the meaning of art. 66.2 of the Accounting Act.

(c) The audit was conducted in accordance with an agreement dated 1 June 2005 in the period from 10 March to 2 June 2006.

III. The Group's results and financial position

The registered auditor's opinion on the consolidated financial statements of the Group contains three qualifications concerning:

- results of the impairment tests on property, plant and equipment;
- recognition of perpetual usufruct rights in the balance sheet;
- classification of sale and lease transactions in respect of four hotels.

The above issues may have a material effect on the presentation and discussion of consolidated financial statement components. The following analysis has been prepared solely on the basis of the Group's financial data presented by the Management Board of the Parent Company in the consolidated financial statements.

Orbis S.A. is the Parent Company of the Group, which in the audited year was composed of twelve subsidiaries (including nine subsidiaries covered by consolidation); the data of one associate has been presented in the consolidated financial statements using the equity method.

The observations below are based on knowledge obtained during the audit of the consolidated financial statements.

- As at the end of the financial year, total assets of the Group amounted to PLN 2,177,895 thousand and were PLN 71,093 thousand (3.4%) higher than in the prior year. The increase resulted mainly from the increase in property, plant and equipment of PLN 49,037 thousand, the increase in other financial assets of PLN 23,124 thousand and the increase in cash and cash equivalents of PLN 41,438 thousand. At the same time, there was a decrease in available-for-sale financial assets of PLN 10,869 thousand, in deferred tax assets of PLN 16,584 thousand and in financial assets designated at fair value through profit or loss of PLN 27,622 thousand. The increase in total assets was financed mainly with an increase in borrowings of PLN 29,689 thousand and with net profit for the year.
- Sales amounted to PLN 996,369 thousand and were 5.7% higher than in the prior year. The highest sales revenue was generated on sales of hotel and catering services (69.5% of total sales). Cost of sales of PLN 755,764 thousand was the largest component of operating expenses, representing 78.6% of the total balance. Cost of sales increased by 5.3% compared with the prior year. The higher growth dynamics of sales compared with the cost of sales (of 0.4 percentage points) resulted in a slight improvement of the margin calculated on profit from sales (from 23.9% in 2004 to 24.1% in 2005).
- Apart from the above-mentioned factors the operating profit increased compared with the prior year as a result of releasing impairment write-downs of property, plant and equipment of PLN 67,495 thousand (PLN 46,282 thousand in 2004) and a provision for pending litigation recorded in the prior year of PLN 29,822 thousand (PLN 386 thousand in the current year).
- The above-mentioned factors led to a considerable increase in net profit realized by the Group from PLN 62,596 thousand in 2004 to PLN 97,971 thousand in 2005. This was reflected in an increase in net profitability of sales from 6.6% to 9.8% and an increase in return on capital employed from 4.0% to 6.0%.

III. The Group's results and financial position (cont.)

- The gearing ratio decreased slightly from 25% to 24% compared with the prior year. The payables turnover ratio increased from 21 to 26 days. The receivables turnover ratio remained unchanged and amounted to 19 days.
- The Group's liquidity ratios were on a similar level to the prior year and amounted to 1.2 (current ratio) and 1.1 (quick ratio).

IV. Discussion of consolidated financial statement components

CONSOLIDATED BALANCE SHEET as at 31 December 2005

ASSETS	31.12.2005 PLN'000	31.12.2004 PLN'000	Change PLN'000	Change (%)	31.12.2005 Structure (%)	31.12.2004 Structure (%)
Non-current assets (long-term)						
Property, plant and equipment	1,743,725	1,694,688	49,037	2.9	80.1	80.4
Intangible assets	110,167	110,617	(450)	(0.4)	5.1	5.3
Investment in an associated company *consolidated using the equity method of* accounting	5,220	4,182	1,038	24.8	0.2	0.2
Available-for-sale financial assets	765	11,634	(10,869)	(93.4)	0.0	0.6
Other financial assets	35,447	12,323	23,124	187.6	1.6	0.6
Investment property	43,184	44,806	(1,622)	(3.6)	2.0	2.1
Other long-term investments	565	647	(82)	(12.7)	0.0	0.0
Deferred income tax assets	21,373	37,957	(16,584)	(43.7)	1.0	1.8
Total non-current (long-term) assets	**1,960,446**	**1,916,854**	**43,592**	**2.3**	**90.0**	**91.0**

IV. Discussion of consolidated financial statement components (cont.)

CONSOLIDATED BALANCE SHEET as at 31 December 2005 (cont.)

ASSETS (cont.)	31.12.2005 PLN'000	31.12.2004 PLN'000	Change PLN'000	Change (%)	31.12.2005 Structure (%)	31.12.2004 Structure (%)
Current (short-term) assets						
Inventories	9,436	12,688	(3,252)	(25.6)	0.4	0.6
Trade receivables	44,596	40,243	4,353	10.8	2.0	1.9
Income tax receivables	6,604	7,888	(1,284)	(16.3)	0.3	0.4
Other short-term receivables	41,548	27,600	13,948	50.5	1.9	1.3
Financial assets at fair value through profit or loss	33,047	60,669	(27,622)	(45.5)	1.5	2.9
Cash and cash equivalents	81,700	40,262	41,438	102.9	3.8	1.9
Total current (short-term) assets	**216,931**	**189,350**	**27,581**	**14.6**	**10.0**	**9.0**
Non-current assets held for sale	**518**	**598**	**(80)**	**(13.4)**	**0.0**	**0.0**
TOTAL ASSETS	**2,177,895**	**2,106,802**	**71,093**	**3.4**	**100.0**	**100.0**

IV. Discussion of consolidated financial statement components (cont.)

CONSOLIDATED BALANCE SHEET as at 31 December 2005 (cont.)

EQUITY AND LIABILITIES	Note	31.12.2005 PLN'000	31.12.2004 PLN'000	Change PLN'000	Change (%)	31.12.2005 Structure (%)	31.12.2004 Structure (%)
Equity							
Share capital	1	517,754	517,754	0	0.0	23.8	24.6
Other capital		133,333	133,411	(78)	(0.1)	6.1	6.3
Foreign currency translation reserve		(1,498)	(789)	(709)	89.9	(0.1)	0.0
Retained earnings		1,013,153	931,029	82,124	8.8	46.5	44.2
Minority interest		1,998	1,850	148	8.0	0.1	0.1
Total equity		**1,664,740**	**1,583,255**	**81,485**	**5.1**	**76.4**	**75.1**
Liabilities							
Long-term liabilities							
Loans and borrowings		267,358	277,298	(9,940)	(3.6)	12.3	13.2
Deferred income tax provision		18,817	22,603	(3,786)	(16.7)	0.9	1.1
Other long-term liabilities		5,798	31,481	(25,683)	(81.6)	0.3	1.5
Provision for retirement benefits and other obligations		38,387	37,131	1,256	3.4	1.8	1.8
Provisions for liabilities		291	40	251	627.5	0.0	0.0
Total long-term liabilities		**330,651**	**368,553**	**(37,902)**	**(10.3)**	**15.2**	**17.5**

IV. Discussion of consolidated financial statement components (cont.)

CONSOLIDATED BALANCE SHEET as at 31 December 2005 (cont.)

EQUITY AND LIABILITIES (cont.)	31.12.2005 PLN'000	31.12.2004 PLN'000	Change PLN'000	Change (%)	31.12.2005 Structure (%)	31.12.2004 Structure (%)
Short-term liabilities						
Loans and borrowings	42,984	3,355	39,629	1,181.2	2.0	0.2
Trade payables	75,550	62,914	12,636	20.1	3.5	3.0
Income tax liabilities	168	0	168	N/A	0.0	0.0
Other short-term liabilities	53,064	46,165	6,899	14.9	2.4	2.2
Provision for retirement benefits and other obligations	5,525	5,513	12	0.2	0.3	0.3
Provisions for liabilities	5,213	37,047	(31,834)	(85.9)	0.2	1.8
Total short-term liabilities	**182,504**	**154,994**	**27,510**	**17.7**	**8.4**	**7.4**
Total liabilities	**513,155**	**523,547**	**(10,392)**	**(2.0)**	**23.6**	**24.9**
TOTAL EQUITY AND LIABILITIES	**2,177,895**	**2,106,802**	**71,093**	**3.4**	**100.0**	**100.0**

IV. Discussion of consolidated financial statement components (cont.)

CONSOLIDATED INCOME STATEMENT
For the financial year ended 31 December 2005

	Note	2005 PLN'000	2004 PLN'000	Change PLN'000	Change (%)	2005 Structure (%)	2004 Structure (%)
Net sales		996,369	942,965	53,404	5.7	100.0	100.0
Cost of sales		(755,764)	(718,025)	(37,739)	5.3	(75.9)	(76.1)
Gross profit from sales		**240,605**	**224,940**	**15,665**	**7.0**	**24.1**	**23.9**
Other operating income		74,955	67,823	7,132	10.5	7.5	7.2
Distribution & marketing expenses		(55,759)	(50,518)	(5,241)	10.4	(5.6)	(5.4)
General overhead & administrative expenses		(150,174)	(141,709)	(8,465)	6.0	(15.1)	(15.0)
Other operating expenses	3	(41,381)	(70,439)	29,058	(41.3)	(4.2)	(7.5)
Net impairment reversal	3	67,495	46,282	21,213	45.8	6.8	4.9
Operating profit		**135,741**	**76,379**	**59,362**	**77.7**	**13.6**	**8.1**
Profit on sale of part or total holdings in subsidiaries, affiliates and associated entities		0	20	(20)	(100.0)	0.0	0.0
Finance income		2,585	3,728	(1,143)	(30.7)	0.3	0.4
Finance costs	4	(14,051)	(2,973)	(11,078)	372.6	(1.4)	(0.3)
Share in net profits of associated companies		1,738	1,293	445	34.4	0.2	0.1
Profit before tax		**126,013**	**78,447**	**47,566**	**60.6**	**12.6**	**8.3**
Income tax expense		(28,042)	(15,851)	(12,191)	76.9	(2.8)	(1.7)
Net profit for the year	2	**97,971**	**62,596**	**35,375**	**56.5**	**9.8**	**6.6**

IV. Discussion of consolidated financial statement components (cont.)

Selected ratios characterizing the Group's financial position and results

The following ratios characterize the Group's activities, results of operations during the audited year and its financial position as at the balance sheet date compared with prior year:

	2005	2004
Asset ratios		
- receivables turnover	19 days	19 days
- inventory turnover	5 days	7 days
Profitability ratios		
- net profitability of sales	9.8%	6.6%
- gross margin	12.6%	8.3%
- return on capital employed	6.0%	4.0%
Liability ratios		
- gearing ratio	24%	25%
- payables turnover	26 days	21 days
	31.12.2005	**31.12.2004**
Liquidity ratios		
- current ratio	1.2	1.2
- quick ratio	1.1	1.1

IV. Discussion of consolidated financial statement components (cont.)

Balance sheet as at 31 December 2005

1. Property, plant and equipment

As at the date of transferring to IFRS, the Group measured its property, plant and equipment at fair value as deemed cost.

In the audited year, the gross book value of property, plant and equipment increased by PLN 136,388 thousand, mainly as a result of modernization of hotel buildings.

In 2005, the Group released a part of the impairment write-down of property, plant and equipment recorded as at the date of transferring to IFRS in the amount of PLN 67,429 thousand.

As set out in note 1.2, the Group recognized in the financial statements the results of impairment tests in respect of hotels on the basis of an EBITDA calculation that must still be adjusted to reflect the individual economic situation at a number of locations to be in accordance with a discounted cash flow approach. In accordance with the Group's estimates, had the individual economic situation of these hotels been taken into account, the impairment write-down recorded in the books as at 31 December 2005 would have been PLN 33 million higher and the result, net of the effect of deferred tax for the year ended 31 December 2005 would have been PLN 30 million lower than that shown in the consolidated income statement.

The registered auditor's opinion also contains a qualification related to the recognition of perpetual usufruct rights acquired by the Group free of charge, which in our opinion should be classified as operating leases and recognized off balance sheet as the ownership does not pass to the Group. As a result, the value of property, plant and equipment as at 31 December 2005 was overstated by PLN 362 million, the value of investment properties was overstated by PLN 32 million and consolidated net profits for 2005 were understated by PLN 16 million.

Another qualification in the registered auditor's opinion relates to the non-inclusion in the consolidated balance sheet of 4 hotels being used on the basis of twenty-year lease agreements. These hotels were previously owned by the Group and were sold to a financial institution in 2002. The net book value of these hotels as at the date of sale was PLN 99 million. In our opinion, the economic substance of this transaction and the provisions of the lease agreements indicate that the hotels, together with the liability to the lessor, should be presented in the consolidated balance sheet at their historical cost less deprecation charges, as required by IAS 17. In addition, the profit on sale of the hotels of approximately PLN 30 million should be deferred and amortised over the lease term. Consequently the consolidated results, net of deferred tax for the year ended 31 December 2005 would have been PLN 3 million greater than those recorded in the consolidated income statement.

IV. Discussion of consolidated financial statement components (cont.)

2. Share capital of the Parent Company

In the audited year, the value of registered share capital did not change.

As at 31 December 2005, the Parent Company's shareholders were:

Shareholder	Number of shares held	Par value of shares held	Type of shares held	Votes (%)
- Accor S.A.	18,698,000	37,396,000	ordinary	40.57%
- ING Nationale-Nederlanden OFE	2,715,009	5,430,018	ordinary	5.89%
- BZ WBK AIB Asset Management S.A.	2,611,700	5,223,400	ordinary	5.67%
- Commercial Union OFE	2,338,652	4,677,304	ordinary	5.08%
- Other shareholders	19,713,647	39,427,294	ordinary	42.79%
	46,077,008	**92,154,016**		100.00%

On 7 March 2006, BZ WBK AIB Asset Management S.A. acquired new shares, thus increasing its share in the number of votes to 10.15%.

Income statement for the year ended 31 December 2005

The registered auditor's opinion on the consolidated financial statements of the Group contains three qualifications concerning:

- results of the impairment tests on property, plant and equipment;
- recognition of perpetual usufruct rights in the balance sheet;
- classification of sale and lease transactions in respect of four hotels.

The above issues may have a material effect on the presentation and discussion of selected consolidated financial statement items, as explained in IV.1.

3. Other operating expenses and impairment reversal

Other operating expenses amounted to PLN 41,381 thousand and went down by PLN 29,058 thousand (41%) compared with the prior year. The decrease in other operating expenses was mainly due to recording a provision for pending litigation in the prior year of PLN 29,822 thousand (PLN 386 thousand in 2005).

Income from net impairment reversal resulting from the release of a part of impairment write-downs in respect of property, plant and equipment amounted to PLN 67,495 thousand (PLN 46,282 thousand in 2004).

4. Finance costs

Finance costs amounted to PLN 14,051 thousand and they were PLN 11,078 thousand (373%) higher than in the prior year. The increase results mainly from the considerably lower foreign exchange gains on loans than in the prior year, but is partly offset by a decrease in revaluation write-downs of financial instruments of PLN 12,917 thousand.

V. The independent registered auditor's statement

(a) The Management Board of the Parent Company provided all the information, explanations, and representations required by us in the course of the audit and provided us with a representation letter confirming the completeness of the information included in the consolidation documentation and the disclosure of all contingent liabilities and post-balance-sheet events which occurred up to the date on which that letter was signed.

(b) The scope of the audit was not limited.

(c) The consolidation documentation was complete and accurate and it is stored in a manner ensuring its proper safeguarding.

(d) Apart from the issues raised in the qualification to the registered auditor's opinion on the financial statements, the accounting policies set by the Parent Company's manager and disclosures complied with IFRS in all material respects. Changes in accounting policies and their effect were correctly disclosed in the notes to the financial statements.

(e) The consolidation of equity items and the determination of minority interests were carried out properly in all material respects.

(f) The elimination of mutual balances (receivables and payables) and transactions (revenue and costs) of the consolidated entities were carried out properly in all material respects.

(g) The elimination of unrealized gains/losses (included in the book value of assets) arising on transactions between consolidated Group entities and intra group dividend payments was carried out properly in all material respects.

(h) The impact of the disposal or partial disposal of shares in subordinated entities was accounted for properly in all material respects.

(i) Except for the issues raised in the registered auditor's opinion, the additional notes and explanations present all the material information required by IFRS.

(j) The Directors' Report of the Group takes account of the requirements of the Decree of the Minister of Finance of 19 October 2005 on current and periodic information to be prepared by issuers of securities.

(k) The consolidated financial statements for the prior year were audited by Deloitte & Touche Audit Services Sp. z o.o. The registered auditor issued a qualified opinion, with the qualification relating to:
- recognition of right to perpetual usufruct of land as an asset;
- restricted ability to verify the value of the provision for the expected risk of adjudging to Orbis S.A. a fee for using the real estate of Hotel Europejski;
- restricted ability to verify receivables in respect of leased property, plant and equipment items.

(I) The consolidated financial statements of the Group as at and for the year ended 31 December 2004 were approved by Resolution no. 4 passed by the General Shareholders' Meeting of the Parent Company on 10 June 2005, filed with the National Court Register in Warsaw on 29 September 2005 and published in *Monitor Polski B* no. 1502 on 29 September 2005.

Capital Group Orbis

Annual Consolidated Financial Statements
as at December 31, 2005

Orbis

The Annual Consolidated Financial Statements of the Orbis S.A. Group for the Period from 1 January to 31 December 2005

Warsaw, 2 June 2006

(all amounts are quoted in PLN thousands, unless otherwise stated)

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET 4
CONSOLIDATED INCOME STATEMENT 6
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 7
CONSOLIDATED CASH FLOW STATEMENT 8
1. BACKGROUND 9
1.1 GENERAL INFORMATION 9
1.2 STATEMENT OF COMPLIANCE 9
1.3 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS 11
1.4 ORBIS GROUP 11
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 14
2.1 ACCOUNTING POLICIES OF THE GROUP 14
2.2 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS 27
2.3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS 29
2.4 EXPLANATIONS CONCERNING THE TRANSITION TO IFRS 29
3. SEGMENT REPORTING 44
3.1 PRIMARY REPORTING FORMAT – BUSINESS SEGMENTS 44
3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS 47
4. INCOME AND EXPENSE 48
4.1 OPERATING INCOME 48
4.2 EXPENSES BY NATURE 49
4.3 OTHER OPERATING EXPENSES 50
4.4 FINANCE INCOME AND COSTS 51
5. CURRENT AND DEFERRED INCOME TAX 52
6. DISCONTINUED OPERATIONS 54
7. EARNINGS PER SHARE 54
8. DIVIDEND PAID OR PROPOSED FOR PAYMENT 54
9. PROPERTY, PLANT AND EQUIPMENT 55
10. INTANGIBLE ASSETS 59
11. INVESTMENTS IN ASSOCIATES 62
12. RELATED PARTIES 62
13. BUSINESS COMBINATIONS AND DISPOSALS 62
14. INTERESTS IN JOINT VENTURES 63
15. AVAILABLE-FOR-SALE FINANCIAL ASSETS 63
16. OTHER FINANCIAL ASSETS 63
17. INVESTMENT PROPERTY 65
18. OTHER LONG-TERM INVESTMENTS 66
19. INVENTORIES 66
20. TRADE AND OTHER CURRENT RECEIVABLES 67
21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 68
22. CASH AND CASH EQUIVALENTS 69
23. SHARE CAPITAL AND RESERVES 69
24. BORROWINGS 71
25. OTHER NON-CURRENT LIABILITIES 74
26. PROVISIONS 74
27. TRADE AND OTHER CURRENT PAYABLES 75
28. FINANCE LEASE LIABILITIES OF THE LESSEE 77
29. ACCOUNTING BY LESSOR 78
30. EMPLOYEE BENEFITS 79
31. CONTINGENCIES 81
31.1 CONTINGENT LIABILITIES 81
31.2 LEGAL CLAIMS 82
32. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT 84
32.1 RISK MANAGEMENT POLICY 84
32.2 INTEREST RATE RISK 84
32.3 CURRENCY RISK 84

(all amounts are quoted in PLN thousands, unless otherwise stated)

32.4 PRICE RISK ... 84
32.5 CREDIT RISK ... 85
32.6 LIQUIDITY RISK ... 85
33. FUTURE CAPITAL COMMITMENTS ... 85
34. RELATED PARTY DISCLOSURES (TRANSACTIONS) ... 86
34.1 REMUNERATION OF THE MEMBERS OF THE ISSUER'S GOVERNING BODIES ... 87
34.2 SALES OF GOODS AND SERVICES ... 87
34.3 PURCHASES OF GOODS AND SERVICES ... 88
34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS ... 88
35. EVENTS AFTER THE BALANCE SHEET DATE ... 88
36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT ... 89
37. OTHER INFORMATION ... 90

ORBIS S.A.
GROUP

CONSOLIDATED ANNUAL FINANCIAL STATEMENT

as at 31 December 2005

SELECTED FINANCIAL FIGURES

for the year 2005

	in PLN '000		in EUR '000	
	2005 year	2004 year	2005 year	2004 year
CONSOLIDATED INCOME STATEMENT				
Net sales of products, merchandise and raw materials	987 099	938 145	245 346	207 637
Operating profit	135 741	76 379	33 739	16 905
Net profit on continuing operations	97 971	62 596	24 351	13 854
Net profit attributable to equity holders of the parent	97 790	60 217	24 306	13 328
CONSOLIDATED BALANCE SHEET				
Fixed assets	1 960 446	1 916 854	507 914	469 932
Current assets	216 931	189 350	56 203	46 421
Shareholders' equity	1 664 740	1 583 255	431 302	388 148
Shareholders' equity attributable to equity holders of the parent	1 662 742	1 581 405	430 784	387 694
Long-term liabilities	330 651	368 553	85 665	90 354
Short-term liabilities	182 504	154 994	47 283	37 998
CONSOLIDATED CASH FLOW STATEMENT				
Net cash flow from operating activity	100 305	163 839	24 931	36 262
Net cash flow total	41 438	(7 790)	10 300	(1 724)
EARNINGS PER SHARE				
Earnings per share for the financial year	2.12	1.31	0,53	0,29

Exchange rate of EUR applied to convert:		
- balance sheet items	3.8598	4.0790
- profit and loss account items	4,0233	4,5182

CONSOLIDATED BALANCE SHEET

as at 31 December 2005

Assets	Note	balance as at 31 December 2005 '000 PLN	balance as at 31 December 2004 '000 PLN
Non-current assets		**1 960 446**	**1 916 854**
Property, plant and equipment	9	1 743 725	1 694 688
Intangible assets, of which:	10	110 167	110 617
- goodwill		107 252	107 252
Investment in an associated company consolidated using the equity method of accounting	11	5 220	4 182
Available-for-sale financial assets	15	765	11 634
Other financial assets	16	35 447	12 323
Investment property	17	43 184	44 806
Other long-term investments	18	565	647
Deferred income tax assets	5	21 373	37 957
Current assets		**216 931**	**189 350**
Inventories	19	9 436	12 688
Trade receivables	20	44 596	40 243
Income tax receivables		6 604	7 888
Other short-term receivables	20	41 548	27 600
Financial assets at fair value through profit or loss	21	33 047	60 669
Cash and cash equivalents	22	81 700	40 262
Non-current assets held for sale	9	518	598
Total assets		**2 177 895**	**2 106 802**

CONSOLIDATED BALANCE SHEET, continued

as at 31 December 2005

Shareholders Equity and Liabilities	Note	balance as at 31 December 2005	balance as at 31 December 2004
		'000 PLN	'000 PLN
Shareholders' equity	23	**1 664 740**	**1 583 255**
Share capital		517 754	517 754
Other capital		133 333	133 411
Foreign currency translation reserve		(1 498)	(789)
Retained earnings		1 013 153	931 029
Minority interest		1 998	1 850
Non current liabilities		**330 651**	**368 553**
Loans and borrowings	24	267 358	277 298
Deferred income tax provision	5	18 817	22 603
Other long-term liabilities	25	5 798	31 481
Provision for retirement benefits and other obligations	30	38 387	37 131
Provisions for liabilities	26	291	40
Current liabilities		**182 504**	**154 994**
Loans and borrowings	24	42 984	3 355
Trade payables	27	75 550	62 914
Income tax liabilities		168	0
Other short-term liabilities	27	53 064	46 165
Provision for retirement benefits and other obligations	30	5 525	5 513
Provisions for liabilities	26	5 213	37 047
Total liabilities		**2 177 895**	**2 106 802**

CONSOLIDATED INCOME STATEMENT

for the year 2005

	Note	2005 year '000 PLN	2004 year '000 PLN
Net sales of services	4.1	987 099	938 145
Net sales of other products, merchandise and raw materials		9 270	4 820
Cost of services, products, merchandise and raw materials sold	4.2	(755 764)	(718 025)
Gross profit on sales		**240 605**	**224 940**
Other operating income	4.1	74 955	67 823
Distribution & marketing expenses		(55 759)	(50 518)
General overheads & administrative expenses		(150 174)	(141 709)
Other operating expenses	4.3	(41 381)	(70 439)
Net impairment reversal	4.1	67 495	46 282
Operating profit		**135 741**	**76 379**
Profit on sale of part or total holdings in subsidiaries, affiliates and associated companies	13	0	20
Finance income	4.4	2 585	3 728
Finance costs	4.4	(14 051)	(2 973)
Share in net profits of associated companies	11	1 738	1 293
Profit before tax		**126 013**	**78 447**
Income tax expense	5	(28 042)	(15 851)
Net profit on continuing operations		**97 971**	**62 596**
Discontinued operations	6	**0**	**0**
Loss on discontinued operations		0	0
Net profit for the financial year		**97 971**	**62 596**
Ascribed to:			
shareholders of the controlling company		97 790	60 217
minority shareholders		181	2 379
		97 971	**62 596**
Earnings per common share (in PLN)	7		
Earnings per share attributable to the equity holders of the Company for the financial year		2,12	1,31

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the year 2005

	Capital attributable to equity holders of the Company				Minority interests	Total
	Share Capital	Other Capital	Foreign currency translation reserve	Retained Earnings		
	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Twelve months ended on 31 December 2004						
Balance as at 1 January 2004	517 754	133 385	0	886 481	11 452	1 549 072
- profit for the financial year	0	0	0	60 217	2 379	62 596
- currency translation differences			(789)	0	(10)	(799)
- increase in value of long term investments	0	26	0	(3)	0	23
Total recognised income	0	26	(789)	60 214	2 369	61 820
- purchase of minority holdings	0	0	0	0	(11 971)	(11 971)
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at 31 December 2004	517 754	133 411	(789)	931 029	1 850	1 583 255
Twelve months ended on 31 December 2005						
Balance as at 1 January 2005	517 754	133 411	(789)	931 029	1 850	1 583 255
- profit for the financial year	0	0	0	97 790	181	97 971
- currency translation differences	0	0	(709)	0	(33)	(742)
- sale of long term investments	0	(78)	0	0	0	(78)
Total recognised income	0	(78)	(709)	97 790	148	97 151
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at 31 December 2005	517 754	133 333	(1 498)	1 013 153	1 998	1 664 740

CONSOLIDATED CASH FLOW STATEMENT

for the year 2005

	Note	2005 year '000 PLN	2004 year '000 PLN
OPERATING ACTIVITY			
Gross profit		126 013	78 447
Adjustments:		(16 986)	101 847
Share in net profit of companies consolidated using the equity method of accounting	11	(1 738)	(1 293)
Depreciation and amortization	4.2	130 184	128 907
Gain on foreign exchange differences		(10 449)	(38 429)
Interest	4.1	9 454	10 106
(Profit) loss on investing activity		(24 385)	983
Change in receivables and deferred and accrued expenses	20	(21 645)	(6 388)
Change in current liabilities, excluding loans and bank credits	27	11 737	31 746
Change in provisions	26	(30 315)	14 423
Change in inventories	19	3 252	1 109
Other adjustments	36	(83 081)	(39 317)
Cash from operating activity		109 027	180 294
Income tax paid		(8 722)	(16 455)
Net cash flow from operating activity		100 305	163 839
INVESTING ACTIVITY			
Sale of tangible fixed assets and intangible assets		41 950	58 202
Sale of investment property		1 700	0
Sale of shares in group companies		2 015	0
Sale of short-term securities		1 144 489	991 146
Interests income		1 143	3
Repayment of long-term loans granted		2 956	2 308
Expenditure on tangible fixed assets and intangibles		(111 849)	(92 033)
Expenditure on purchase of group companies		(126)	(28 254)
Expenditure on purchase of short-term securities		(1 116 779)	(1 051 295)
Granting of long-term loans		(216)	(1 586)
Other investing expenses		(81)	(2 201)
Net cash flow from investing activity		**(34 798)**	**(123 710)**
FINANCING ACTIVITY			
Loans and borrowings obtained		332 320	36 509
Other financial income		10 232	14 252
Repayment of loans and borrowings		(290 890)	(57 939)
Payment of interest		(10 263)	(11 966)
Dividends and other payments to shareholders		(15 666)	(15 666)
Financial lease payments		(677)	(159)
Settlement of financial instruments		(37 438)	(3 536)
Other financial expenditure		(11 687)	(9 414)
Net cash flow from financing activity		**(24 069)**	**(47 919)**
Change in cash and cash equivalents		41 438	(7 790)
Cash and cash equivalents at the beginning of period		40 262	48 052
Cash and cash equivalents at the end of period		81 700	40 262

1. BACKGROUND

1.1 GENERAL INFORMATION

The core business operations of the Orbis Group comprise hotel, tourist and transport activities. The Group's Parent Company is Orbis S.A. with its corporate seat in Warsaw, Poland, at 16 Bracka, street, 00-028 Warsaw, entered into the Register of Businesses maintained by the District Court in Warsaw, XIX Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company which employs over 4,000 persons and operates a network of 49 hotels (9,781 rooms) in 29 major cities, towns and resorts in Poland. The hotels in the Group operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Ibis brands.

Orbis S.A. leads the Orbis Group which is formed of companies from the hotel, tourist and transport sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.
Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and two Novotels, offering in aggregate over 1,500 rooms in 8 towns in Poland. Moreover, the Company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis sp. z o.o. which conducts its activities under the business name of Orbis Travel is the largest Polish travel agent: it is the leader of the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in services in respect of business travel and acts as an agent in the sale of transport tickets.
Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment (running regular connections to 160 towns in 11 European countries) and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued under license agreements with Hertz Rent a Car and Hertz Lease.

These consolidated financial statements of the Group for 2005 comprise the Parent Company and its subsidiaries (jointly named the "Orbis Group" or the "Group").

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as going concerns in the foreseeable future. When preparing the consolidated financial statements estimates and judgments concerning the future were made and these have been described in note 2.3.

According to the Parent Company's Management Board there are no circumstances indicating any uncertainty about the Group's ability to continue as a going concern in the foreseeable future.

The major accounting policies applied in the preparation of the consolidated financial statements are set out below and have been applied consistently in the periods presented.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (in the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the Parent Company's presentation and functional currency.
All financial data is quoted in PLN thousand, unless otherwise stated.

1.2. STATEMENT OF COMPLIANCE

On 10 February 2005 the Extraordinary General Meeting of Shareholders of the Parent Company Orbis S.A. was held which passed a resolution on the preparation of the financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005.

The attached annual financial statements have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union, issued and valid on the date of these financial statements. The financial statements are also covered by IFRS 1 "First-Time Adoption of International Financial Reporting Standards", as it is the first reporting period for which the Group is preparing financial statements in accordance with IFRS, i.e. for the year ending 31 December 2005.

As regards accounting for the rights to perpetual usufruct of land acquired free of charge, the Management Board has considered various interpretations of IAS 17 and concluded that the rights to perpetual usufruct of land acquired free of charge as a result of an administrative decision should be recognized in the balance sheet in the amounts resulting from an independent valuation.

The Group's hotel properties also include land (i.e. cash generating units) as it helps generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real estate.

Some rights to perpetual usufruct of land have been purchased by the Group and initially recognized at purchase price (at market value). The Group received other rights from the state as part of hotel properties. At the purchase date, the Group did not divide the value of received properties into components but presented the entire amount under the "buildings and structures" item of tangible assets and applied the rate of depreciation which corresponds to the useful life of the building.

Since no initial breakdown into components was made due to lack of appropriate data, as at 1 January 2004 the Group applied the replacement cost method to value the buildings and divide them into components. The established replacement cost of the building does not include the value of land.

It cannot be stated that the rights to perpetual usufruct of land were transferred to Orbis S.A. free of charge but it can be stated that it was not possible to determine the value of land contained in the aggregate price equal to the value of shares issued by Orbis S.A. and transferred to the State in exchange for the assets, because there was no active market for these types of assets at that time.

Presently, there exists an active market meeting the criteria defined by IFRS:
- assets traded in the market are homogenous;
- buyers and sellers willing to trade in these assets can be readily found;
- prices are available in the market.

Once the value of buildings has been adjusted to the replacement cost and following the breakdown of buildings into particular components, the Group has also added the value of the right to perpetual usufruct of land.
Since the historical value of the building was replaced with the value determined at the replacement cost less the value of the rights to perpetual usufruct of land, the rights to perpetual usufruct of land, constituting a part of the acquired value, have been eliminated from the balance sheet.
This value was added to the assets as a separate element at the value following from the valuation by a property valuation expert as at 1 January 2004.

The value of the rights to perpetual usufruct of land acquired free of charge, recognized in the balance sheet amounted to PLN 393,955 thousand as at 31 December 2005, and to PLN 409,089 thousand as at 31 December 2004.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.3 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements present balance sheet data as at 31 December 2005 and comparative data as at 31 December 2004, the statement of changes in shareholders' equity for 2005 and 2004, the income statement and cash flow statement covering the data for 2005 and comparative data for 2004, as well as explanatory notes to the aforementioned financial statements.

Until the year 2004 inclusive, the consolidated financial statements of the Orbis S.A. Group were prepared in accordance with the regulations of the Accounting Act of 29 September, 1994, the Decree of the Council of Ministers of 19 March 2002 amending the Decree of the Council of Ministers of 16 October 2001 on current and periodical information to be prepared by issuers of securities, and with the Decree of the Council of Ministers of 11 August 2004 on detailed terms and conditions to be met by a prospectus and a mini-prospectus.
Reconciliations and the description of transition from the Accounting Act to IFRS are presented in note 2.4 to the financial statements.
Starting from the year 2005, the consolidated financial statements of the Orbis Group are prepared in accordance with IFRS.
The comparative data for 2004 was restated to reflect the effects of transition to IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. The Management Board is also required to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of complexity or judgment, or areas where assumptions and estimates are significant to the consolidated financial statements as a whole are disclosed in the notes to the consolidated financial statements.

These financial statements were approved by the Management Board on 2 June 2006.

1.4 THE ORBIS S.A. GROUP

1.4.1 Companies forming the Group and the Group's associates

Orbis S.A. is the Group's Parent Company.

The data presented below relates to shares of equity, shares of voting rights at the General Meeting and the core business operations of the subsidiaries and associates in which Orbis S.A. holds interests.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Companies forming the Group and the Group's associates

Company, name and corporate seat	% share in share capital	Country of registration	% share in voting rights at the GM	Business operations
	SUBSIDIARIES			
Hekon Hotele Ekonomiczne S.A.	directly 100 %	Poland	directly 100 %	hotel and food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100 %	Poland	directly 100 %	hotel and food&beverage
Orbis Transport Sp. z o.o.	directly 98.3 %	Poland	directly 98.3 %	transport
PBP Orbis Sp. z o.o.	directly 95.08 %	Poland	directly 95.08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80 % indirectly 20 %	Poland	directly 80 % indirectly 20 %	organization of purchases
UAB Hekon	indirectly 100 %	Litwa	indirectly 100 %	hotel and food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 98.3 %	Poland	indirectly 98.3 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 98.3 %	Poland	indirectly 98.3 %	transport
AutoOrbisBus Sarl	indirectly 98.3 %	Francja	indirectly 98.3 %	promotion and communications
Orbis Polish Travel Bureau	indirectly 83.67 %	USA	indirectly 83.67 %	travel agent
Inter Bus Sp. z o.o.	indirectly 69.40 %	Poland	indirectly 69.40 %	coach transport
Capital Parking Sp. z o.o.	indirectly 66.84 %	Poland	indirectly 66.84 %	rental of parking lots
	ASSOCIATES			
PH Majewicz Sp. z o.o.	directly 49 %	Poland	directly 49 %	hotel and food&beverage
Orbis Casino Sp. z o.o.	directly 33.33 %	Poland	directly 33.33 %	games of chance

1.4.2 Non-consolidated companies

Subsidiaries and associates which are not material to the total balance sheet and the financial result of the Group were not consolidated. These companies are presented in the table below. The basic amounts pertaining to the results of non-consolidated companies are presented in note 12 to the consolidated financial statements.

Interests in non-consolidated subsidiaries and associates are recognized in the consolidated financial statements at cost less impairment losses, while the effects of the valuation are recognized in the financial result.

Companies eliminated from consolidation	Share in management	% share in net Group revenues	% share in Group balance sheet total
	Subsidiaries		
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,16	0,20
Orbis Kontrakty Sp. z o.o.	100%	0,21	0,08
AutoOrbisBus Sarl	100%	0,09	0,03
	Associates		
PH Majewicz Sp. z o.o.	49%	0,70	0,14
TOTAL		**1,16**	**0,45**

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4.3 Changes in the Group's structure and their effects, including business combinations, acquisition and disposal of subsidiaries and long-term investments

The following changes occurred in the Orbis Group's structure in the period covered by these financial statements:

- Acquisition by Orbis S.A., on 24 January 2005, of 80 equal and indivisible shares of PLN 1,000 each in the company Orbis Kontrakty Sp. z o.o. with share capital amounting to PLN 100,000. The remaining 20 shares were acquired by a subsidiary of Orbis S.A., i.e. Hekon – Hotele Ekonomiczne S.A. Orbis Kontrakty Sp. z o.o is a subsidiary of Orbis. S.A.. The Company's core business operations comprise organizing purchases for the benefit of the hotels. Orbis Kontrakty Sp. z o.o. is not consolidated within the Group.
- Disposal by Orbis S.A., as a result of implementing an agreement dated 3 March 2005, of 2000 shares in Globis Poznań Sp. z o.o. and 25 shares in Globis Wrocław Sp. z o.o., which account for 25% of the share capital of each of these companies and entitling to 25% voting rights at the General Meeting of Shareholders of each company, each for a total amount of PLN 2,012,500, being equal to their nominal value and the value disclosed in books of account of Orbis S.A. The companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. were not consolidated within the Group.
- On completion of liquidation, removal – on 23 November 2005 – of the company PPTE Diament S.A. in liquidation from the Register of Businesses of the National Court Register (KRS).
- Acquisition by ORBIS Transport Sp. z o.o., on 30 December 2005, of 16 shares in the company Inter Bus Sp. z o.o. from PBP "Orbis" Sp. z o.o. Following this transaction, the share held by the Parent Company increased from 67,81% up to 69,40%.

1.4.4 Information about events in the Group

Dividends:

- Hekon-Hotele Ekonomiczne S.A. - a dividend of PLN 19,801,914.08 gross due to "Orbis" S.A. under Resolution No. IV of the General Meeting of the Company Shareholders of 22 June 2005 was credited to the account of "Orbis" S.A. on 14 July 2005;
- Orbis Casino Sp. z o.o. – a dividend of PLN 700,000.00 gross due to "Orbis" S.A. under Resolution No. 6/2005 of the General Meeting of the Company's Shareholders of 8 June 2005 was credited to the account of "Orbis" S.A. on 8 September 2005.

Increase/decrease in share capital:

- PKS Tarnobrzeg Sp. z o.o. – as a result of the decision of the Meeting of the Company's Shareholders of 25 February 2005, the Company's share capital was increased by PLN 636 thousand (registered in the National Court Register on 12 May 2005), and by an additional amount of PLN 35 thousand by a resolution of the Meeting of Shareholders held on 20 May 2005 (registered in the National Court Register on 9 June 2005). As a result, the Company's share capital as at 30 June 2005 amounted to PLN 7,951.5 thousand. The new shares in the increased share capital were taken up by the current shareholder, Orbis Transport Sp. z o.o.
- PKS Gdańsk sp. z o.o. – as a result of the decision of the Meeting of the Company's Shareholders on increasing its share capital by the acquisition of new shares amounting to PLN 2,805 thousand by the current shareholder, Orbis Transport Sp. z o.o. in April 2005, the Company's share capital as at 30 June 2005 amounted to a total of PLN 11,859 thousand.
- PKS Gdańsk sp. z o.o. – as a result of the decision of the Meeting of the Company's Shareholders, on 30 December 2005 the share capital was increased by PLN 882 thousand. The increase has not yet been registered in the National Court Register (KRS) and, therefore, as at 31 December 2005, the share capital of PKS Gdańsk amounted to PLN 12,515.5 thousand. The new shares in the increased share capital were taken up by the current shareholder, ORBIS Transport Sp. z o.o..
- "Inter Bus" Sp. z o. o. – by virtue of a decision of the Extraordinary Meeting of the Company's Shareholders, on 14 December 2005, the share capital was increased by PLN 25.5 thousand up to PLN 51 thousand by way of creating 51 new shares with a nominal value of PLN 500 per share. The new shares were taken up by ORBIS Transport Sp. z o.o. (36 shares) and by Mr. Michał Sandecki (15 shares). The increased share capital has not yet been registered in the National Court Register (KRS).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF THE GROUP

1. Related parties

1.1 Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of identifiable, acquired net assets is recorded as goodwill. If the cost of acquisition is lower than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify subsidiaries' accounting policies with the Group's accounting policies.

Intragroup transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

The value of interests held by the parent and other consolidated companies in subsidiaries which represents the share of the parent and other consolidated companies of the Group in subsidiaries as at the date of taking control over the subsidiaries is also eliminated.

1.2 Associates

Associates are all entities over which the Group has significant influence but not control, i.e., generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

When the Group's share of profits or losses in an associate equals or exceeds its interests in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated proportionately to the Group's interest in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

Where necessary, accounting policies of associates were adjusted in order to maintain consistency with the Group's accounting policies.

2. Transactions and minority interests

The Group applied a policy of treating transactions with minority interests as transactions with third parties external to the Group. Disposals to minority interests result in gains and losses for the Group which are recorded in the income statement. Shares purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired.

3. Foreign currency transactions

The consolidated financial statements are prepared in Polish zloty (PLN) which is the functional currency of the Parent Company.
Data from the balance sheet and the income statement prepared in Lithuanian Litas (LTL) by the consolidated company UAB Hekon which has its seat on the territory of Lithuania has been converted into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at 31 December 2005 and as at 31 December 2004 (assets and liabilities) and at the exchange rate being the arithmetic mean of the average exchange rates quoted by the National Bank of Poland on the last day of each month of the financial year (income statement). All resulting exchange differences are recognized as a separate component of equity.

3.1 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, as follows:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank which services the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank which services the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

4. Property, plant and equipment

Property, plant and equipment are initially recognised at cost of purchase or manufacture.

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.

Rights to perpetual usufruct of land acquired from the local administration authorities free of charge as a result of administrative decisions are recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The approach which is being applied has been substantiated in point 1.2 of the Introduction to the consolidated financial statements.

Costs of disassembly, removal of an asset and restoration to the initial condition of a location where the asset was located are recognized in the carrying amount of the tangible asset.
Costs of major servicing operations of tangible assets are recognized in the carrying amounts of the appropriate tangible assets and are depreciated over the period of frequency of the servicing.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

(all amounts are quoted in PLN thousands, unless otherwise stated)

In the case of a part of a tangible asset being replaced, the cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet irrespective of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new, and the reconstruction of existing hotel buildings, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the moment at which they were incurred.

Depreciation commences on the date on which an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement.

Assets under construction are measured at cost. In the event of an asset under construction being impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used components of property, plant and equipment, as established at the day of transition to IFRS is calculated using the straight-line method over their estimated useful lives, i.e.

Rights to perpetual usufruct of land – from 30 to 98 years;
Buildings and structures – from 50 to 155 years;
Civil and marine engineering facilities – from 15 to 20 years;
Plant and machinery – from 2 to 25 years;
Vehicles – from 4 to 5 years;
Tools, devices and equipment – from 5 to 15 years.

5. Intangible assets

5.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets, liabilities and contingencies of an acquired business at the date of acquisition. Goodwill arising on the acquisition of an associate is included in the balance sheet under "Investments in associates consolidated using the equity method of accounting".

Gains and losses on the disposal of a subsidiary or an associate include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortized but is tested annually for impairment and whenever factors occur which indicate that the value of the entity to which the goodwill relates may have dropped, the goodwill is written down.

Goodwill is carried in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not reversed in subsequent periods.

5.2. Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated depreciation charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization as well as the annual rate of amortization reflecting the anticipated useful life of a given asset are determined as at the date of acquisition of an intangible asset.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Amortization is calculated using the straight-line method throughout the estimated useful life of a given asset, i.e.:

Costs of completed development – 3 years;
Permits, patents, licenses and similar – from 2 to 5 years;
Copyright and related property rights – 2 years.

6. Impairment of assets

Goodwill is not amortized but it is tested annually for impairment and whenever events or circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Property, plant and equipment as well as goodwill are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36. At each balance sheet date, the Group assesses whether there are any indications of impairment of the assets components. The Group assumes that a drop in EBITDA of more than 20% compared with the preceding year is one of the indications of a possible impairment of the property, plant and equipment of a given hotel.

With regards to the valuation of tangible assets at the disposal of the Head Office of the Parent Company, the entire company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases the estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Group decided to apply the method based on EBITDA as it is the method widely used in the hotel industry.

The Group has adopted the EBITDA value (i.e. the operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The EBITDA value is the average of the current and preceding year's values. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary, due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on results attainable in the hotel industry. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5. As at the date of transition to IFRS, the Company applied a cyclic component of +1.3.

The amount thus established is weighed against the income that could be generated in the case of the sale of each of the cash-generating units, based on minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the said coefficient.

In order to conduct an impairment test, the hotels which had undergone substantial modernizations were tested using the discounted cash flow method.

At each balance sheet date, the Group assesses whether there are indications that the impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Group assumes that a growth in EBITDA by more than 20% compared with the preceding year is one of the indications of a possible reduction of the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of impairment should not exceed the amount that would have been determined (in a net amount less depreciation) if there had been no impairment.

7. Leases

Leases are classified as finance leases where the terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

7.1 Finance lease

Assets used under a finance lease are treated as assets of the Companies of the Group and measured at their fair value at the date of the inception of the lease, not higher however than the present value of the minimum lease payments.

Each lease payment is allocated between finance costs and decreases in the balance of lease commitments so as to achieve a constant effective interest rate on the balance outstanding. Finance costs are recognized directly in the income statement.

Tangible assets acquired under finance leases are depreciated, in accordance with principles of depreciation of non-current assets of the Group's Companies, over the shorter of the useful life of the asset or the lease term.

In the event of assets sold under finance lease, the present value of lease payments is recognized in receivables.

7.2 Operating lease

Payments made under operating leases are charged to the income statement using the straight-line method over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement using the straight-line method over the term resulting from the lease.

Where the specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, the annual payment instalments are linearized.

8. Investment property

Investment property is defined as property treated as a source of income from rent or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Group measures investment property at historical cost less depreciation charges and impairment, if any.
Depreciation is calculated using the straight-line method throughout the estimated useful life, as established at the day of transition to IFRS, of a given assets component: i.e.:

Rights to perpetual usufruct of land – from 84 to 87 years;
Buildings and structures – from 10 to 50 years,
Civil and marine engineering facilities – from 5 to 25 years,

9. Other long-term investments

Other long-term investments include assets acquired by the Group to derive economic benefits, presently this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost of acquisition or at purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are in principle measured at the level of market price determined by way of an estimate by an independent expert, however, with regards to works of arts, their value is determined on the basis of specialist catalogues.

10. Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average purchase price is applied to measure the use of materials, raw materials and packaging.

In the reporting period, goods in hotel shops are measured at recorded price determined at the level of the retail price comprised of the purchase price, trade margin and output VAT. As at the balance sheet date, the value of inventories is adjusted for VAT and deviations in the trade margin to equalize the value of goods with the purchase price.

As at the balance sheet date, inventories are stated at the lower of the purchase price or the net selling price, whichever is lower. The net selling price is the estimated selling price in the ordinary course of business, less relevant variable selling expenses.

If an event resulting in impairment of inventories occurs in the financial year, impairment of inventories is recognized. When the circumstances that previously caused inventories to be written down to below cost no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the present recoverable amount. Such a reversal of impairment is included in the income statement.

11. Receivables and payables

Receivables and payables, save for those resulting from financial instruments and borrowings received, are measured as at the date of their entry into the accounts at fair value.

Subsequently, they are measured at amortized cost, using the effective interest rate, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of the provision is recognized as an expense in the income statement.

Trade and other payables are recognized at amortized cost.

12. Borrowings

Borrowings are initially recognized at their fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

13. Financial instruments

13.1 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- financial assets held for trading. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term;
- financial assets designated as carried at fair value through profit or loss at inception,

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Group classifies investments in securities to this category.

Assets are initially recognized on the trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when the financial assets component has been transferred together with all risks and rewards of ownership of the assets component.

Financial assets at fair value through profit or loss are initially, and subsequently at the balance sheet date, recognized at fair value.

13.2 Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that a company has the positive intent and ability to hold to maturity.
Assets are initially recognized on trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when the financial asset component has been transferred together with all risks and rewards of ownership of the assets component.

As at the balance sheet date, assets are measured at amortized cost using the effective interest method.

13.3 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or available for sale.
Assets are initially recognized on trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when the financial assets component has been transferred together with all risks and rewards of ownership of the assets component.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest method.

13.4 Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables or assets held to maturity.

Assets are initially recognized on the trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets has expired or when a financial assets component has been transferred together with all risks and rewards of ownership of the assets component.

As at the date of the initial recognition, these assets are measured at fair value. plus transaction costs, while as at the balance sheet date they are recognized at fair value including impairment. directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the assets component are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined,

these assets are measured at cost, net of impairment, and the effects of measurement are recognized in profit or loss.

13.5 Derivatives

Derivative financial instruments are recognized at the date when the Group becomes a party to a binding agreement.
The Group uses derivative financial instruments to reduce the risk arising from changes in the foreign exchange rates. These instruments do not represent hedging instruments.
As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with a fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in finance income or costs, and as cash flows from operating activities in the cash flow statement.

13.6 Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related;
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

14. Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks, other short-term liquid investments with a maturity of three months or less, and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

15. Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

15.1 Current income tax

Current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, together with any tax adjustments for preceding years.

15.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes;
- accrued but unpaid interest on loans, under executed contracts;
- accrued unrealized foreign exchange losses;

- provisions created for anticipated liabilities as well as accruals which are certain to generate a tax cost at the time of their use;
- impairment of assets that has already been made, but that in the future would reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event expected future tax profit is not sufficient to realize a part or entire assets component, is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in the amount equal to the income tax payable in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes;
- reporting income on unpaid interest on loans granted or other financial assets;
- accrued unrealized foreign exchange gains;
- assets revaluation up to their fair value exceeding their acquisition value.

The amount of deferred income tax assets and liabilities is determined, as at the balance sheet date, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate that is expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax on items posted directly to equity is also posted to equity.

16. Employee benefits

16.1 Pension obligations

The companies of the Group only operate defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Group pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Group does not have any further obligations. Contributions are recognized as an employee benefit expense when they are due.

16.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

16.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under Article 92 of the Labour Code and collective agreements are calculated in amounts determined by an actuary. The provision is revalued annually.

17. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created to the following groups:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under guarantees issued, sureties and results of pending litigation;
- restructuring provisions.

Provisions are recognized on the basis of a Management Board decision. Restructuring decisions require an approved restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expenses/income.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

18. Contingent assets and liabilities

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events which are not within the control of the Group, or
- a current obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely;
  - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events which are not within the control of the Group .

19. Equity

The share capital of the Group is composed of the share capital of Orbis S.A. stated at the value laid down in Statutes and entered in the court register appropriately adjusted to reflect the effects of hyperinflation.

Other capital comprises the share premium as well as the effects of valuation of available-for-sale financial assets.

Other reserves include predominantly foreign exchange differences that arose on consolidation.

(all amounts are quoted in PLN thousands, unless otherwise stated)

20. Retained earnings

Retained earnings include profit/loss from past years at the Group's disposal, the net financial result for the current year and profits transferred to restricted-distribution reserves created in accordance with Commercial Code binding in Poland. As at 31 December 2005 and 31 December 2004 the restricted-distribution reserves amounted to PLN 55,314 thousand.

21. Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less tax on goods and services, rebates, discounts and other taxes on sales, less intragroup sales. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

22. Finance costs

Finance costs include interest on borrowings, exchange differences on borrowings and losses from hedging instruments recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance costs in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

23. Net financial result

In the Orbis Group, the net financial result is the outcome of:

- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from operating activities;
  - profit (loss) from other operating activities;
- financial operations and investments;
- obligatory charges on the financial result on account of income tax payable by the Group and equivalent payments due by virtue of separate regulations;
- profit (loss) from discontinued operations.

The result on operating activities constitutes the difference between income and expenses related to the operating activities of the Group.

The result on other operating activities represents the difference between income and expenses indirectly relating to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax arising from a tax return form for the current period. In accordance with Polish regulations, in 2005 the Companies calculate the corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result for the period.

24. Dividends

The payment of dividends to shareholders (including minority interests in the case of dividends of subsidiaries) is recognized as a liability in the Group's financial statements in the period in which the dividends were approved by the Company's shareholders.

The following financial statements present the data following the distribution of profit of the Parent Company for 2004 approved by the General Meeting of Shareholders.

25. Segment reporting

The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The organization and management are based on the division into segments corresponding to the products offered. Each of the segments represents a strategic business entity which offers different products to and provides services for different markets.

For the purposes of business segment reporting, the following business segments have been identified:

- hotels & restaurants – provision of hotel and food & beverage services together with ancillary services;
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of shipping documents for Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Business segments have been identified on the basis of the core business operations of the companies forming the Group according to the Polish Classification of Business Activity (PKD).

Segment revenue is revenue from sales to external clients or from inter-segment transactions reported in the income statement that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment revenue includes in particular:

- sales revenue;
- other related operating income.

Segment expenses are expenses resulting from operating activities of a segment which are directly attributable to the segment, and the portion of other expenses that can be allocated to the segment on a reasonable basis.

Segment expenses include in particular:

- the value of products and goods sold;
- selling costs;
- other related operating expense.

The segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associates consolidated under the equity accounting method as well as the deduction of minority interest.

Segment assets represent assets posted to operating activities and:

- employed by a segment in its operating activities;
- are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax nor assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Companies of the Orbis Group have adopted the criterion of the location of points where services are provided and other assets located.

The following segments have been identified within the framework of geographical segment reporting:

- Region 1 – Poznań;
- Region 2 – Kraków;
- Region 3 – Wrocław;
- Region 4 – Gdańsk;
- Region 5 – Warsaw.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

In the opinion of the Management Board of the Parent Company, individual newly-published accounting standards, applicable to reporting periods from 2006 on, will not affect the financial statements or financial standing of the Group.

As at the date of these financial statements, the following standards, amendments to standards or interpretations have been published but have not entered into force:

Amendment to IAS 19 – Employee Benefits. The amendment to IAS 19 introduces a possibility of a different approach to the recognition of actuarial gains and losses as well as imposes additional requirements concerning the recognition of multi-company plans in the case of insufficient information being available for the purposes of the application of defined benefit accounting. It also imposes new obligations in respect of disclosures.	1 January 2006	Not applicable
Amendment to IAS 39 – Hedging Forecast Cash Flows from Intragroup Transactions. This amendment allows classifing the risk related to the forecast intragroup transactions as hedged items in the consolidated financial statements, on condition that the transaction is designated in a currency other than the functional currency of the entity entering into the transaction and the currency risk will affect the consolidated financial result.	1 January 2006	Will not affect the Group as it does not currently apply hedge accounting.
Amendment to IAS 39 – Fair Value Option. This amendment concerns the definition and recognition of financial instruments classified as instruments measured at fair value through profit or loss and restricts the possibility of recognizing instruments in this category. However, this amendment allows the application of the fair value option if it considerably reduces the mismatch in the valuation of assets and liabilities or if a group of financial assets and liabilities is appropriately managed, and its results are assessed on the basis of fair value, in accordance with documented risk management principles and investment strategy.	1 January 2006	Will not affect the Group as, presently, the Group does not use the option to measure liabilities at fair value.
Amendment to IAS 39 – Financial Guarantee Contracts. This amendment concerns financial guarantee contracts and requires that the parties to the contracts provide a guarantee to recognize the relevant liabilities under such contracts in the balance sheet.	1 January 2006	Not applicable
Amendment to IAS 21 – Net Investments in a Foreign Operation. This amendment to IAS 21 corrects the requirements of the standard concerning the recognition of exchange differences arising as a result of valuation of net investments in a foreign operation and, consequently, simplifies the preparation of reporting information by the entities investing in an activity pursued in a foreign currency other than the functional currency of the entity.	1 January 2006	The Group will comply with the new requirements related to the disclosure of information.
Amendment to IAS 1 - Presentation of Financial Statements - Capital Disclosures This amendment supplements IFRS 7 - Financial Instruments: Disclosures, and introduces requirements concerning the disclosure by all the entities of: - the entity's objectives, policies and processes for managing capital; - quantitative data about what the entity regards as capital; - whether the entity has complied with any capital requirements; and - if it has not complied, the consequences of such non-compliance.	1 January 2007	The Group Companies will comply with the new requirements related to the disclosure of information.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Amendment to IFRS 1 – First-Time Adoption of the International Financial Reporting Standards in the area of IFRS 6 - Exploration for and Evaluation of Mineral Resources. The publication of amendments to IFRS 1 and IFRS 6 had as its objective clarifying the intentions of the International Accounting Standards Board (IASB) concerning the exemptions for first-time adopters of IFRS that decide for an earlier adoption of IFRS 6.	1 January 2006	Not applicable
IFRS 6 – Exploration for and Evaluation of Mineral Resources This standard allows for continued application of accounting standards to the exploration for and evaluation of mineral resources that were applied before the transition to IFRS, taking into account the requirements related to impairment tests.	1 January 2006	Not applicable
IFRS 7 – Financial Instruments: IFRS 7 introduces new requirements related to financial instruments and replaces IAS 30 - Disclosures in the Financial Statements of Banks and Similar Financial Institutions and certain requirements of IAS 32 - Financial Instruments - Disclosure and Presentation.	1 January 2007	The Group is evaluating the impact of IFRS on the scope of disclosures indispensable for application as from January 1, 2007 in connection with the introduction of IFRS 7.
IFRIC 4 - Determining Whether An Arrangement Contains a Lease. IFRIC 4 contains guidance on whether the arrangements that do not have the legal form of a lease contract should be disclosed in accordance with IAS 17 - Leases.	1 January 2006	Recommendations contained in the interpretation will be applied in the financial statements for 2006.The Group anticipates that it will not have an impact on its judgements.
IFRIC 5 - Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds. This interpretation does not allow netting-off the liabilities arising from decommissioning, recultivation of land and restoration of the environment with the assets contributed to a separate Fund. Moreover, the interpretation makes the valuation of these assets more precise.	1 January 2006	Not applicable
IFRIC 7 - Applying the Restatement Approach under IAS 29 - Reporting in Hyperinflationary Economies. IFRIC 7 contains guidance on the application of the requirements of IAS 29 in the period in which, according to the entity, the country of its functional currency is hyperinflationary, in conditions obligating the entity to correct its financial statements in accordance with IAS 29.	1 March 2006	Not applicable
IFRIC 8 - Scope of IFRS 2 This interpretation has been issued to clarify that IFRS 2 - Share-Based Payment. and applies to arrangements where an entity makes share-based payments for an apparently nil or inadequate consideration	1 May 2006	Not applicable
IFRIC 6 - Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment. The interpretation IFRIC 6 provides guidance on the recognition of liabilities arising from waste management and clarifies when certain producers of electrical and electronic goods are required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households	1 December 2005	Not applicable
IFRIC 9 - Reassessment of Embedded Derivatives, scope of IAS 39 This interpretation concerns embedded financial instruments to which IAS 39 - Financial Instruments - Recognition and Measurement applies. The interpretation specifies the moment at which an entity assesses whether an embedded derivative should be separated from a host contract and separately recognized, as well as the conditions for which an entity adopting IFRS for the first-time should base its assessment on.	1 June 2006	The Group will comply with the new valuation requirements.

As at the date of these consolidated financial statements. the European Union has not approved the above described IFRIC 8 and IFRIC 9.

The Group did not choose to apply the earlier adoption option in respect of any of those amendments.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) Estimated impairment of goodwill
The Group tests annually whether goodwill has suffered impairment, in accordance with the accounting policy stated in note 2.1.5.1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations, using the coefficient method, as described in note 2.1.6.

(b) Estimated impairment of non-current assets and investment property
As at the balance sheet date, the Group assesses whether there are any indications of impairment of an assets component. The recoverable amount of individual cash generating units is assessed using the methods described in note 2.1.6.

(c) Estimated provision for post-employment benefits
Provisions for jubilee awards and termination benefits are measured using actuarial methods. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries have an impact on the estimated amount.

(d)Estimated provision for restructuring
In 2005, the Group commenced the process of reorganizing its structure described in note 26 to the financial statements. The Management Board estimated the amount of the provision for staff costs related to the restructuring process and made certain assumptions concerning the amount of the average termination benefit. The increase in the average termination benefit influences the value of the estimated provision.

(e)Estimated useful lives
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

2.4 EXPLANATIONS CONCERNING THE TRANSITION TO IFRS

The financial statements for 2005 are prepared in accordance with IFRS for the first time. The following data has to be disclosed during the year in which IFRS standards were applied for the first time. The consolidated financial statements for the year ended 31 December 2004 were the last financial statements prepared in accordance with the Accounting Law. Therefore, 1 January 2004 is deemed the date of transition to principles consistent with IFRS.

2.4.1 APPLICATION OF EXEMPTIONS UNDER IFRS 1

The consolidated financial statements for 2005 take into account all the mandatory exemptions; moreover a decision was taken to benefit from the following exemptions from the application of individual IFRS.

- **Business combinations**

Intra-group combinations effected before 1 January 2004, i.e. the date of transition to IFRS, were not restated in accordance with the requirements of IFRS 3 Business combinations – a permissible exception.

- **Fair value as deemed cost**

In accordance with the decision of the Management Board of Orbis S.A. the opening balance of some items of property, plant and equipment (and in particular rights to perpetual usufruct of land and land acquired free of

charge) and investment property as at 1 January 2004, was determined using the measurement at fair value deemed as cost.

The following notes explain the impact of major adjustments resulting from the differences between the previously applicable accounting standards and IFRS on comparable figures, i.e., as at 1 January 2004 and for the year ended 31 December 2004, as well as a description of these adjustments.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.4.2 RECONCILIATION OF THE BALANCE SHEET AS AT 1 JANUARY 2004 (DATE OF TRANSITION TO PRINCIPLES CONSISTENT WITH IFRS)

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 624 848**	**341 062**	**1 965 910**
Property, plant and equipment	1	1470 653	290 276	1760 929
Intangible assets, of which:	2	118 220	(8 183)	110 037
- goodwill		109 735	(2 483)	107 252
Investments in associates consolidated using the equity method		3 689		3 689
Available-for-sale financial assets		3 982		3 982
Other financial assets	3	13 643	(1 076)	12 567
Investment property	4	0	46 185	46 185
Other long-term investments	5	567	35	602
Deferred income tax assets	7	14 094	13 825	27 919
Current assets		**153 888**	**(25 336)**	**128 552**
Inventories	8	14 091	(294)	13 797
Trade receivables	8	39 700	294	39 994
Income tax receivables		7 802		7 802
Other current receivables	9, 14	23 249	(5 644)	17 605
Other short-term investments	6	17 266	(17 266)	0
Financial assets at fair value through profit or loss		1 302		1 302
Cash and cash equivalents	14	50 478	(2 426)	48 052
Total assets		**1 778 736**	**315 726**	**2 094 462**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Equity		**1 224 081**	**324 991**	**1 549 072**
Share capital	10	92 154	425 600	517 754
Other capital		133 385		133 385
Foreign currency translation reserve		0		0
Retained earnings	11	988 315	(101 834)	886 481
Minority interests	12	**10 227**	**1 225**	**11 452**
Non-current liabilities		**385 392**	**(1 352)**	**384 040**
Loans and borrowings		304 438		304 438
Deferred income tax provision	13	14 550	(647)	13 903
Other non-current liabilities		12 255		12 255
Provision for retirement benefit and other obligations		33 869		33 869
Provisions for liabilities	15	20 280	(705)	19 575
Current liabilities		**169 263**	**(7 913)**	**161 350**
Loans and borrowings		42 077		42 077
Trade payables		45 710		45 710
Other current liabilities	14	69 612	(7 913)	61 699
Provision for retirement benefit and other obligations		6 597		6 597
Provisions for liabilities		5 267		5 267
Total equity and liabilities		**1 778 736**	**315 726**	**2 094 462**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Additional information for reconciliation of the balance sheet as at 1 January 2004.

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Valuation of property, plant and equipment to fair value	565 234
Impairment of property, plant and equipment	(609 638)
Valuation of land and rights to perpetual usufruct of land to fair value	344 328
Depreciation of rights to perpetual usufruct of land	(2 102)
Reclassification of prepayments to receivables	(889)
Reclassification of assets from tangible assets to investment property	(7 703)
Reclassification of modernization expenditure reported as accrued expenses	1 046
TOTAL	**290 276**

Valuation of property, plant and equipment to fair value

IFRS 1 allows the application of fair value as deemed cost to components of property, plant and equipment in lieu of retrospective translation to comply with the rules described in IFRS. The Group availed itself of this possibility in respect of a considerable group of tangible assets, in particular buildings and structures of hotel branches. As a result of the valuation, the net value of property, plant and equipment increased by PLN 565,234 thousand as at 1 January 2004, while the financial result for 2004 went down by PLN 32,559 thousand.

In accordance with IAS 36.5b), if the asset's fair value is determined on a basis other than its market value, its fair value may be greater or lower than its recoverable amount. Therefore, having determined the fair value of property, plant and equipment as at the date of transition to IFRS, the Group considered whether there had been any impairment or not.

Impairment of property, plant and equipment

In accordance with IAS 36, the Group considered whether, as at the date of transition to IFRS, there are, or are no, indications of impairment of property, plant and equipment. Since there were indications that an impairment of property, plant and equipment may have occurred, the Group tested the related cash-generating units for impairment and recognized impairment losses in accordance with the methodology adopted by the Group, specified in note 2.1.6 to the consolidated financial statements.

Fair value estimation of land and rights to perpetual usufruct of land

In accordance with the accounting standards applied to date, the Group recognized the rights to perpetual usufruct of land (both purchased and acquired free of charge) in property, plant and equipment. The Group recognized the rights to perpetual usufruct of land acquired free of charge on the basis of an administrative decision at the value determined in accordance with prices specified in the first decisions of local administration authorities constituting the basis for the calculation of the initial fee for the use of that land. The Group valued land and rights to perpetual usufruct of land acquired free of charge at fair value as at the date of transition to IFRS and considered this amount as deemed cost. The standpoint of the Management Board concerning the disclosure in the balance sheet of the rights to perpetual usufruct of land acquired free of charge is presented in point 1.2 of the Introduction to the consolidated financial statements as at 31 December 2005. The fair value of land and rights to perpetual usufruct of land was determined on the basis of a valuation performed by an independent expert. This resulted in an increase in the value of land by PLN 351 thousand, and the value of rights to perpetual usufruct of land by PLN 343.977 thousand as at 1 January 2004. The adjustment was recognized in retained earnings.

Depreciation of rights to perpetual usufruct of land

In accordance with previously applied accounting standards, acquired rights to perpetual usufruct of land were not depreciated. Presently, depreciation has been calculated for these rights, taking into account their estimated useful lives.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2. Intangible assets

Initial fee for affiliation with a hotel network

In accordance with previously applicable accounting standards, the value of initial fees for affiliation with a hotel network, contributed under license agreements, was reported as intangible assets and amortized using an amortization period convergent with the end of the term of these agreements. Adopting the criteria of the identifiability of assets set out in IAS 38, these fees were deemed not to meet the requirements that are necessary for them to be recognized as an intangible asset, and they were directly classified as expenses. As a result of the adjustment made, as at 1 January 2004 the net value of intangible assets went down by PLN 5,700 thousand in comparison with the value reported in the financial statements prepared in accordance with previously applicable standards, while the financial result for 2004 went up by PLN 245 thousand.

The Group made a write-off of goodwill of PLN 2,483 thousand.

3. Other financial assets

Lease agreements were settled using the fixed rate of return.

4. Investment property

The Orbis Group analyzed properties held in terms of the manner of their use. Where properties were found to be a source of income from rent or which are to be held for capital appreciation, or both, such properties previously classified as tangible assets were now classified as investment properties under IAS 40 "Investment Property". For the purposes of valuation of such properties, the Group chose the same method as in case of tangible assets (valuation at cost less depreciation charges and impairment).

Adjustments related to investment property are presented below:

Reclassification of investment property from other-short term investments	18 554
Calculation of depreciation	(6 962)
Hyperinflation restatement of investment property	6 087
Valuation of land and rights to perpetual usufruct of land to fair value	21 291
Impairment of investment property	(488)
Reclassification of buildings and rights to perpetual usufruct of land from property, plant and equipment	7 703
TOTAL	**46 185**

Previously, the Orbis Group recognized properties and rights to perpetual usufruct of land held for sale as other short-term investments. These investments were recognized at cost, less impairment. Presently, they are recognized as investment property at cost, net of depreciation charges and impairment. In consequence, depreciation on those properties was calculated, thus decreasing the value of properties by PLN 6,962 thousand.

Investment property acquired prior to the end of 1996, i.e. in the period of hyperinflation, that was not fully depreciated as at the date of transition to IFRS, was restated for hyperinflation. Orbis S.A. made a restatement for hyperinflation using indices of the Central Statistical Office (GUS) for the period starting from the date of acquisition of an investment property until 31 December 1996.

The Orbis Group valued rights to perpetual usufruct of land related to investment property that were acquired free of charge on the basis of an administrative decision at fair value. The fair value of rights to perpetual usufruct was determined on the basis of a valuation by an independent expert. The standpoint of the Management Board concerning the disclosure in the balance sheet of rights to perpetual usufruct of land acquired free of charge is presented in point 1.2 of the Introduction to the consolidated financial statements as at 31 December 2005. This resulted in an increase in the value of rights to perpetual usufruct of land by PLN 21,291 thousand as at 1 January 2004. The adjustment was recognized in retained earnings.

Reclassification of properties from property, plant and equipment did not affect the value of equity and the income statement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. Other long-term investments

Reclassification of works of art from short-term investments to long-term investments where other similar assets are reported.

6. Other short-term investments

Adjustments related to other short-term investments are presented below:

Reclassification from short-term investments to investment property	(18 554)
Reclassification from short-term investments to other long-term investments	(35)
Derecognition of impairment loss on short-term investments	1 323
TOTAL	**(17 266)**

As depreciation and impairment on investment property was separately calculated, the brought forward impairment of property so far reported as short-term investments of PLN 1,323 thousand was reversed.

7. Deferred income tax assets

The above adjustments increased deferred income tax assets as follows:

Valuation of tangible assets to fair value less impairment	13 168
Derecognition of impairment loss on short-term investments	(251)
Adjustment concerning recognition of the initial fee for affiliation with a hotel brand	908
TOTAL	**13 825**

8. Prepaid inventories

Reclassification of prepaid supplies from inventories to trade receivables.

9. Other current receivables

Adjustments related to other current receivables are presented below:

Reclassification of prepayments from property, plant and equipment	889
Reclassification of modernization expenditure to tangible assets	(1 046)
Adjustment of receivables of the Social Benefits' Fund	(5 487)
TOTAL	**(5 644)**

10. Share capital – translation of equity using hyperinflation indices

Pursuant to IAS 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29.24) components of equity (except for retained earnings and any revaluation surplus) were restated using a general price index from the dates the components were contributed, and for the period in which the Polish economy was a hyperinflationary one, i.e. for the period until 31 December 1996. As a result of the translations made, the share capital increased by PLN 425,600 thousand. At the same time, the effect of translation of relevant components of equity using inflation indices was recognized in retained earnings. This translation does not impact the total value of equity as at the date of transition to IFRS and subsequent balance sheet dates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. Retained earnings

Adjustments related to retained earnings are presented below:

Hyperinflation restatement of equity	(425 600)
Hyperinflation restatements of investment property	6 087
Valuation of tangible assets to fair value	565 234
Impairment of property, plant and equipment and investment property	(610 124)
Valuation of land and rights to perpetual usufruct of land to fair value	365 619
Depreciation of rights to perpetual usufruct of land	(2 102)
Calculation of depreciation of assets reclassified from short-term investments	(6 962)
Adjustment concerning the initial fee for affiliation with a hotel brand	(4 995)
Writing-off goodwill in the company PBP	(2 483)
Derecognition of impairment loss on short-term investments	1 323
Settlement of lease agreements	(1 076)
Adjustment of minority interest	(1 225)
Tax effects of above changes	14 470
TOTAL	**(101 834)**

12. Minority interest

Adjustments to shareholders' equity brought about by changes in accounting policies concerning depreciation of perpetual usufruct of land and the valuation of non-financial non-current assets, resulted in an increase in minority interest of PLN 1,225 thousand.

13. Deferred income tax provision

Adjustments related to deferred income tax are presented below:

Valuation of non-current assets to fair value	823
Derecognition of a temporary difference on depreciation of short-term investments	(1 329)
Adjustment concerning the initial fee for affiliation with a hotel brand	(175)
Settlement of lease agreements	34
TOTAL	**(647)**

14. Adjustment of assets and liabilities of the Social Benefits' Fund

Cash and cash equivalents of the Social Benefits' Fund	(2 426)
Receivables of the Social Benefits' Fund	(5 487)
Payables of the Social Benefits' Fund	7 913
TOTAL	**0**

The Group eliminated the assets and liabilities of the Social Benefits' Fund as at the date of transition to IFRS. The elimination of the assets and liabilities of the Social Benefits' Fund did not affect the result for 2004.

15. Provisions for liabilities

Adjustment of short-term provisions for liabilities resulting from the changed method of recognition of initial fees for affiliation with a hotel network.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.4.3 RECONCILIATION OF THE BALANCE SHEET AS AT 31 DECEMBER 2004

Assets		Polish Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 615 151**	**301 703**	**1 916 854**
Property, plant and equipment	1	1 422 980	271 708	1 694 688
Intangible assets, of which:	2	111 622	(1 005)	110 617
- goodwill		102 607	4 645	107 252
Investments in associates valued using the equity accounting method		4 182		4 182
Available-for-sale financial assets	3	2 652	8 982	11 634
Other financial assets	4	23 268	(10 945)	12 323
Investment property	5	23 380	21 426	44 806
Other long-term investments		635	12	647
Deferred income tax assets	8	26 432	11 525	37 957
Current assets		**191 239**	**(1 889)**	**189 350**
Inventories	9	13 822	(1 134)	12 688
Trade receivables	7	38 405	1 838	40 243
Income tax receivables		7 888		7 888
Other current receivables	10,19	24 709	2 891	27 600
Other short-term investments	6	3 158	(3 158)	0
Financial assets at fair value through profit or loss		60 669		60 669
Cash and cash equivalents	19	42 588	(2 326)	40 262
Assets classified as held for sale		0	598	598
Total assets		**1 806 390**	**300 412**	**2 106 802**

Equity and liabilities		Polish Accounting Act	Effect of transition to IFRS	IFRS
Equity		**1 264 285**	**318 970**	**1 583 255**
Share capital	20	92 154	425 600	517 754
Other capital		133 411		133 411
Foreign exchange translation reserve	12	(648)	(141)	(789)
Retained earnings	11	1 038 396	(107 367)	931 029
Minority interest	13	**972**	**878**	**1 850**
Negative goodwill	2	**6 994**	**(6 994)**	**0**
Non-current liabilities		**371 034**	**(2 481)**	**368 553**
Loans and borrowings		277 298		277 298
Deferred income tax provision	16	23 954	(1 351)	22 603
Other non-current liabilities	14	32 439	(958)	31 481
Provision for retirement benefit and other obligations	17	37 303	(172)	37 131
Provisions for liabilities		40		40
Current liabilities		**164 077**	**(9 083)**	**154 994**
Loans and borrowings		3 355		3 355
Trade payables		62 914		62 914
Other current liabilities	18,19	54 829	(8 664)	46 165
Provision for retirement benefit and other obligations	17	5 227	286	5 513
Provisions for liabilities	15	37 752	(705)	37 047
Total equity and liabilities		**1 806 390**	**300 412**	**2 106 802**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Additional information for reconciliation of the balance sheet as at 31 December 2004

Adjustments relate to the items described in detail in the presentation of restatements as at 1 January 2004, having taken into account the events which occurred in 2004.

1. Property, plant and equipment

Valuation of property, plant and equipment to fair value	534 241
Impairment of property, plant and equipment	(572 241)
Valuation of land and rights to perpetual usufruct of land to fair value	325 611
Reclassification of prepaid tangible assets to receivables	(8 627)
Reclassification of assets from tangible assets to investment property	(7 276)
TOTAL	**271 708**

2. Intangible assets

Adjustments related to intangible assets are presented in the table below:

Adjustment related to the initial fee for affiliation with a hotel network	(5 444)
Derecognition of amortisation of goodwill	4 439
Reclassification of prepaid intangible assets to receivables	(206)
TOTAL	**(1 005)**

The carrying amount of negative goodwill, amounting to PLN 6,994 thousand which arose on business combinations was recognized in the accounts, thus adjusting the financial result.

3. Available-for-sale financial assets

The reclassification of shares and interests in companies other than the subsidiaries and associates from other financial assets.

4. Other financial assets

Reclassification of shares and interests in companies other than subsidiaries and associates	(8 982)
Settlement of lease agreements using the fixed rate of return	(1 806)
Other	(157)
TOTAL	**(10 945)**

5. Investment property

Reclassification of land, rights to perpetual usufruct of land and buildings from tangible assets to investment property:

Hyperinflation restatement of investment property	5 701
Reclassification of investment property from other short-term investments	4 481
Calculation of depreciation	(7 145)
Impairment of investment property	(488)
Valuation of rights to perpetual usufruct of land to fair value	11 601
Reclassification of buildings and rights to perpetual usufruct of land from property, plant and equipment	7 276
TOTAL	**21 426**

(all amounts are quoted in PLN thousands, unless otherwise stated)

6. Other short-term investments

Previously, the Group recognized properties and rights to perpetual usufruct held for sale as other short-term investments. Properties and rights to perpetual usufruct of land were, pursuant to IAS 40, reclassified from long-term investments and short-term investments to investment property, and depreciation was calculated. At the same time, impairment of properties so far reported as short-term investments was reversed as there was no basis for it since depreciation on properties was calculated.

Reclassification from short-term investments to investment property	(4 481)
Derecognition of impairment loss on short-term investments	1 323
TOTAL	**(3 158)**

7. Trade receivables

The most substantial adjustment relates to the reclassification of prepaid inventories.

8. Deferred income tax assets

The above adjustments increased deferred income tax assets as follows:

Revaluation of tangible assets to replacement cost and fair value	10 901
Derecognition of valuation of short-term investments	(251)
Reclassification of the initial fee for affiliation with a hotel brand	875
TOTAL	**11 525**

9. Prepaid inventories

Reclassification of prepaid supplies to trade receivables	(520)
Change in the method of valuation of inventories in UAB Hekon	(614)
TOTAL	**(1 134)**

10. Other current receivables

Adjustments related to other current receivables are presented below:

Reclassification of prepayments from tangible assets and intangible assets	8 833
Adjustment of receivables of the Social Benefits' Fund	(5 777)
Other	(165)
TOTAL	**2 891**

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. Retained earnings

Adjustments related to retained earnings are presented below:

Hyperinflation restatements of equity	(425 600)
Hyperinflation restatements of investment property	5 701
Valuation of property, plant and equipment to fair value	534 241
Impairment of property, plant and equipment and investment property	(572 729)
Valuation of land and rights to perpetual usufruct of land to fair value	337 212
Derecognition of amortization of goodwill	4 645
Calculation of depreciation of assets reclassified from short-term investments	(7 145)
Adjustment concerning the initial fee for affiliation with a hotel brand	(2 201)
Writing-off negative goodwill in PBP and TRA	6 994
Derecognition of impairment loss on short-term investments	1 323
Settlement of lease agreements	(1 806)
Adjustment of minority interest	(878)
Tax effects of above changes	12 876
TOTAL	**(107 367)**

12. Foreign exchange translation reserve

Exchange differences on translation of foreign entities

13. Minority interest

Adjustments of equity brought about by changes in accounting standards concerning depreciation of rights to perpetual usufruct of land and valuation of non-financial non-current assets resulted in an increase in minority interest by PLN 878 thousand.

14. Other non-current liabilities

Adjustments of accrued expenses resulting from the calculation of depreciation of rights to perpetual usufruct of land.

15. Short-term provisions for liabilities

Adjustment of short-term provisions for liabilities arising from a change in recognition of initial fees for affiliation with a hotel network.

16. Deferred tax provision

The above adjustments increased deferred tax liabilities as follows:

Derecognition of a temporary difference on depreciation of short-term investments	(1 329)
Adjustment concerning the initial fee for affiliation with a hotel brand	(159)
Other	137
TOTAL	**(1 351)**

17. Provision for retirement benefit and other obligations

Adjustment of the calculated amounts of provisions.

18. Other current liabilities

Adjustments related to current liabilities are presented below:

Payables of the Social Benefits' Fund	(8 103)
Other	(561)
TOTAL	**(8 664)**

19. Adjustment of assets and liabilities of the Social Benefits' Fund

Adjustments related to the Social Benefits' Fund are presented below:

Cash and cash equivalents of the Social Benefits' Fund	(2 326)
Receivables of the Social Benefits' Fund	(5 777)
Payables of the Social Benefits' Fund	8 103
TOTAL	**0**

20. Translation of equity using hyperinflation indices

The adjustment relates to the restatement of equity using hyperinflation indices of PLN 425,600 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.4.4 RECONCILIATION OF THE FINANCIAL RESULT FOR 2004

		December 31, 2004		
		Polish Accounting Act	Effect of transition to IFRS	IFRS
Net sales of services	1	937 787	358	938 145
Net sales of other products, merchandise and raw materials		4 820		4 820
Cost of goods and services sold	2	(686 980)	(31 045)	(718 025)
Gross profit (loss) on sales		**255 627**	**(30 687)**	**224 940**
Other operating income	3	61 951	5 872	67 823
Selling costs		(50 520)	2	(50 518)
Administrative expenses	4	(138 743)	(2 966)	(141 709)
Other operating expenses	5	(64 544)	(5 895)	(70 439)
Net impairment reversal	6	0	46 282	46 282
Profit (loss) from operating activities		**63 771**	**12 608**	**76 379**
Profit (loss) on sale of all or part of interest in subsidiaries, affiliates and associates		20		20
Finance income	7	57 138	(53 410)	3 728
Finance cost	8	(57 669)	54 696	(2 973)
Share of net profits (losses) of associates		1 293		1 293
Profit (loss) before tax		**64 553**	**13 894**	**78 447**
Income tax	9	(12 499)	(3 352)	(15 851)
Net profit (loss) from continuing operations		**52 054**	**10 542**	**62 596**
Discontinued operations				
Loss from discontinued operations				
Net profit (loss) for the financial year		**52 054**	**10 542**	**62 596**
Attributable to:				
Shareholders of the Parent Company		49 715		60 217
Minority interest		2 339		2 379
Net profit (loss) for the financial year		**52 054**	**10 542**	**62 596**

1. Adjustment related to settlement of lease agreements.

2. Adjustments to cost of goods and services sold are presented below:

Calculation of depreciation of tangible assets revalued to fair value	(32 559)
Impact of hyperinflation on components of non-current assets and investment property	(386)
Adjustment concerning the initial fee for affiliation with a hotel brand	245
Depreciation of rights to perpetual usufruct of land	(4 166)
Depreciation of tangible assets revalued to fair value	6 178
Adjustment related to inventories	(680)
Calculation of depreciation of assets reclassified from short-term investments	(183)
Consolidation adjustments	506
TOTAL	**(31 045)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

3. Adjustments of other operating income are presented below:

Sale of rights to perpetual usufruct of land restated to fair value	(13 706)
Adjustment of inter group profit	(3 770)
Writing-off negative goodwill in PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.	8 991
Reclassification of interest on receivables and profit from sale of other assets from finance income	2 761
Reclassification of income from sale of curencies in exchange offices from finance income	11 040
Other adjustments	556
TOTAL	**5 872**

4. Presentation adjustment related to the reclassification of impairment of receivables from other operating expenses.

5. Adjustments of other operating expenses are presented below:

Revaluation of land to fair value	28
Derecognition of amortization of goodwill in PBP Orbis Sp. z o.o.	(466)
Amortization of goodwill in Orbis Transport Sp. z o.o.	(117)
Transfer of impairment of receivables to administrative expenses	2 996
Reclassification of cost of currencies sold in exchange offices from finance costs	(8 298)
Other adjustments	(38)
TOTAL	**(5 895)**

6. Adjustment resulting from a change in the value of impairment of property, plant and equipment.

7. Adjustments related to finance income are presented below:

Reclassification of exchange differences	(40 074)
Reclassification of interest on receivables and profits from disposal of other assets to other operating income	(2 761)
Reclassification of income from sale of currencies in exchange offices to other operating income	(11 040)
Other adjustments	465
TOTAL	**(53 410)**

8. Amortization of goodwill in Hekon Hotele Ekonomiczne SA., reclassification of exchange differences and reclassification of cost of currencies sold in exchange offices to other operating income.

9. Adjustments 1 – 8 above resulted in a decrease in deferred income tax expense by PLN 3,352 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.4.5 RECONCILIATION OF THE CASH FLOW STATEMENT FOR 2004

	31 December 2004		
	Polish accounting standards	**Effect of transition to IFRS**	**IFRS**
OPERATING ACTIVITIES			
Profit (loss) before tax	**64 553**	**13 894**	**78 447**
Adjustments:	**106 500**	**(4 653)**	**101 847**
Share of net profits of companies valued using the equity method of accounting	(1 293)		(1 293)
Depreciation/Amortization	104 425	24 482	128 907
Gains from exchange differences	(38 589)	160	(38 429)
Interest	10 106		10 106
Loss/(profit) from investing activities	(12 582)	13 565	983
Change in receivables and prepayments	10 320	(16 708)	(6 388)
Change in current liabilities, with the exception of borrowings	13 493	18 253	31 746
Change in provisions	13 710	713	14 423
Change in inventories	269	840	1 109
Other adjustments (Note 36)	6 641	(45 958)	(39 317)
Cash generated from operating activities	**171 053**	**9 241**	**180 294**
Income tax (paid) / refunded	(16 455)		(16 455)
Net cash flows from operating activities	**154 598**	**9 241**	**163 839**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets	58 197	5	58 202
Sale of investments in real property			0
Sale of related parties			0
Sale of short-term securities	991 146		991 146
Interest received	4		4
Other investment receipts	2 308		2 308
Purchases of property, plant and equipment and intangible assets	(93 350)	1 317	(92 033)
Acquisition of related parties	(24 619)	(3 635)	(28 254)
Purchases of short-term securities	(1 051 295)		(1 051 295)
Loans granted	(1 586)		(1 586)
Other capital expenditure	(1 890)	(312)	(2 202)
Net cash flows from investing activities	**(121 085)**	**(2 625)**	**(123 710)**
FINANCING ACTIVITIES			
Borrowings taken	36 509		36 509
Other financial receipts	11 009	3 243	14 252
Repayments of borrowings	(57 938)	(1)	(57 939)
Repaymenst of interest	(11 956)	(10)	(11 966)
Dividends and other payments to equity holders	(15 666)		(15 666)
Finance lease payments	(159)		(159)
Fiancial instrument payment	0	(3 536)	(3 536)
Other financial expenditure	(9 414)		(9 414)
Net cash flows from financing activities	**(47 615)**	**(304)**	**(47 919)**
Change in cash and cash equivalents	(14 102)	6 312	(7 790)
Cash at beginning of period	50 478	(2 426)	48 052
Cash at end of period	42 588	(2 326)	40 262

Adjustments related to the cash flow statement result from IFRS adjustments recognized in the balance sheet and the income statement. The most substantial adjustments concern change in depreciation/amortization, revaluation of property, plant and equipment and their fair value valuation, reclassification of prepayments, modernization of tangible assets and the removal of the Social Benefits' Fund.

3. SEGMENT REPORTING

The Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

The tables below present data relating to revenue, expenses and profit as well as selected assets and liabilities of individual business segments of the Group.

The unallocated corporate expenses and revenues relate to the entire Group and comprise finance costs and income, including the costs of borrowings, valuation of derivative instruments, exchange differences on liabilities in foreign currencies.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, cash and finance lease receivables (included in other financial assets). They exclude investments, financial assets and investment properties.

All liabilities are allocated to business segments.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for 2005:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities			
	Hotels & restaurants	Tourism	Transportation	Revenues unallocated to segments	Expenses unallocated to segments	Consolidation	Consolidated value
Total revenues, of which:	**800 926**	**207 562**	**173 556**	**1 488**	**0**	**(44 713)**	**1 138 819**
Sales to external clients	768 084	201 151	168 146	1 488	0	(44 713)	1 094 156
Inter-segment sales	32 842	6 411	5 410	0	0	0	44 663
Total expenses, of which:	**(692 764)**	**(206 350)**	**(162 780)**	**0**	**0**	**58 816**	**(1 003 078)**
Sales to external clients	(679 206)	(180 992)	(148 760)	0	0	58 816	(950 142)
Inter-segment sales	(13 558)	(25 358)	(14 020)	0	0	0	(52 936)
Segment result/gross profit	**108 162**	**1 212**	**10 776**	**1 488**	**0**	**14 103**	**135 741**
Fiancial income	0	0	0	2 585	0	0	2 585
Financial expenses	0	0	0	0	0	0	(14 051)
Share of net financial result of associates	0	0	0	1 738	0	0	1 738
Income tax	0	0	0	0	0	(28 042)	(28 042)
Net profit for the financial year							**97 971**

The table below presents business segment assets and liabilities:

	Business segments			Corporate activities		
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidation	Consolidated value
Assets	1 977 796	27 206	90 677	82 216	0	2 177 895
Gross value of additions in intangible assets	1 414	235	86	0	0	1 735
Gross value of additions in tangible assets	21 831	3 976	39 113	0	(2 041)	62 879
Capital expenditure	93 306	4 302	60 272	0	0	157 880
Depreciation	(111 933)	(2 943)	(15 323)	0	15	(130 184)
Net impairment reversal	67 495	0	0	0	0	67 495
Liabilities	**408 751**	**31 633**	**72 771**	**0**	**0**	**513 155**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for 2004:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities			
	Hotels & restaurants	Tourism	Transportation	Revenues unallocated to segments	Expenses unallocated to segments	Consolidation	Consolidated value
Total revenues, of which:	**758 890**	**196 452**	**138 539**	**1 356**	**0**	**(38 167)**	**1 057 070**
Sales to external clients	721 248	191 274	133 819	1 356	0	(38 167)	1 009 530
Inter-segment sales	37 642	5 178	4 720	0	0	0	47 540
Total expenses, of which:	**(709 518)**	**(170 251)**	**(139 985)**	**0**	**0**	**39 063**	**(980 691)**
Sales to external clients	(700 172)	(143 964)	(121 545)	0	0	39 063	(926 618)
Inter-segment sales	(9 346)	(26 287)	(18 440)	0	0	0	(54 073)
Segment result/gross profit	**49 372**	**26 201**	**(1 446)**	**1 356**	**0**	**896**	**76 379**
Fiancial income	0	0	0	3 728	0	0	3 728
Financial expenses	0	0	0	0	0	0	(2 973)
Share of net financial result of associates	0	0	0	20	0	1 293	1 313
Income tax	0	0	0	0	(15 851)	0	(15 851)
Net profit for the financial year							**58 868**

The table below presents business segment assets and liabilities:

	Business segments			Corporate activities	Consolidation	Consolidated value
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments		
Assets	**1 657 048**	**44 325**	**104 437**	**121 291**	**0**	**2 106 802**
Gross value of additions in intangible assets	3 281	370	253	0	(54)	3 850
Gross value of additions in tangible assets	65 824	2 687	58 056	0	(5 910)	120 657
Capital expenditure	41 401	2 909	52 753	0	0	97 063
Depreciation	(112 596)	(2 709)	(13 715)	0	113	(128 907)
Net impairment reversal	46 282	0	0	0	0	46 282
Liabilities	**416 334**	**32 005**	**75 208**	**0**	**0**	**523 547**

(all amounts are quoted in PLN thousands, unless otherwise stated)

3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

The tables below present data related to revenues, expenses and profits as well as selected assets and liabilities of individual geographical segments of the Orbis Group for 2005 and 2004.

The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

Data for 2005:

	Geographical segments					Corporate activities	
	Region 1 - Poznań	Region 2 - Kraków	Region 3 - Wrocław	Region 4 - Gdańsk	Region 5 - Warsaw	Unallocated to segments	Total
Sales to external clients	198 828	268 981	161 526	146 896	365 173	0	1 141 404
Total segment revenues	198 828	268 981	161 526	146 896	365 173	0	1 141 404
Assets	311 773	337 171	209 128	251 888	985 719	82 216	2 177 895
Capital expenditure						157 880	157 880

Data for 2004:

	Geographical segments					Corporate activities	
	Region 1 - Poznań	Region 2 - Kraków	Region 3 - Wrocław	Region 4 - Gdańsk	Region 5 - Warsaw	Unallocated to segments	Total
Sales to external clients	173 315	195 771	135 840	115 385	440 487	0	1 060 798
Total segment revenues	173 315	195 771	135 840	115 385	440 487	0	1 060 798
Assets	309 423	317 619	191 501	256 518	910 450	121 291	2 106 802
Capital expenditure						97 063	97 063

(all amounts are quoted in PLN thousands, unless otherwise stated)

4. INCOME AND EXPENSE

4.1 OPERATING INCOME

	2005 (current year)	2004 (preceding year)
Net sales of services	987 099	938 146
of which: from related parties	6 616	5 838
Net sales of other products, merchandise and raw materials	9 270	4 820
of which: from related parties	0	0
Net sales of services, products, merchandise and raw materials	**996 369**	**942 966**
Profit on disposal of non-financial non-current assets	24 204	2 200
Profit on disposal of other assets	4 123	1 405
Grants	6 393	2 321
Interest income on loans and receivables granted	1 488	1 356
Sale of currencies in exchange offices	10 099	11 040
Other operating income , of which:	28 648	49 501
release of provisions, of which	11 813	22 889
- provision for obligations towards employees	2 202	0
- provision for costs of fees for perpetual usufruct of land	2 086	0
- provision for disputes (Varimpex)	0	20 280
- provision for litigation in court	5 122	267
- other	2 403	2 342
Income from non-financial investments	1 590	4 446
Negative goodwill	0	8 991
Income from trademarks	2 661	2 266
Indemnities received	4 849	3 613
Advertising	590	647
No-show penalties	284	0
Reversal of impairment loss	0	1 259
Refunds of apprentices' remuneration	211	213
Grants	0	2 292
Cashing of cheques	737	0
Other	5 913	2 885
Other operating income, total	**74 955**	**67 823**

Impairment charge on tangible assets	(15 260)	(3 344)
Impairment charge on work in progress	(23 234)	0
Impairment charge on intangible assets	(4)	0
Impairment reversal on tangible assets	105 993	36 800
Impairment reversal on work in progress	0	12 826
Net impairment reversal	**67 495**	**46 282**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.2 EXPENSES BY TYPE

	2005 (current year)	2004 (preceding year)
Depreciation and amortization	130 184	128 907
Raw materials and energy used	107 111	98 919
External services	339 768	333 910
Fees and taxes	38 172	35 052
Employee benefit expense	287 384	272 159
Other expenses by type (for)	54 142	40 431
- advertising and representation	5 909	4 486
- fees for affiliation with systems	11 020	11 030
- input VAT	96	841
- business trips	6 083	3 672
- insurance premiums	8 916	3 204
- commissions	6 609	4 415
- fees for trademarks	2 552	143
- rent	4 023	0
- royalties	390	253
- impairment of receivables	3 386	3 353
- other	5 158	9 034
Total expenses by type	**956 761**	**909 378**
Change in inventories, products	(420)	182
Cost of manufacture of products for the company needs (negative value)	(671)	(824)
Selling and marketing costs (negative value)	(55 759)	(50 518)
Administrative expenses (negative value)	(150 174)	(141 709)
Costs of services and products sold	**749 737**	**716 509**
Value of merchandise and raw materials sold	6 027	1 516
Cost of goods and services sold	**755 764**	**718 025**

4.2.1 Employee benefit expense

	2005 (current year)	2004 (preceding year)
Wages and salaries	227 339	216 055
Provision for wages and salaries	3 418	1 807
Employee benefits	56 122	54 054
Provision for derivatives of provisions for wages and salaries	505	243
Total employee benefit expense	**287 384**	**272 159**
Provision for jubilee awards and retirement benefit obligations	8 171	5 613

Amounts of the provision for jubilee awards and retirement benefit obligations are not included in expenses by type as employee benefit expense. These expenses are presented in the income statement under other operating expenses.

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 OTHER OPERATING EXPENSES

	2005 (current year)	2004 (preceding year)
Loss on disposal of non-financial non-current assets	(275)	(5)
Revaluation of non-financial assets	(895)	(2 340)
Sale of currencies in exchange offices	(9 042)	(8 298)
Other operating expenses (for):	(31 169)	(59 796)
provisions created for:	(14 275)	(43 435)
employment restructuring	(3 508)	(2 970)
jubilee awards and retirement benefit and other obligations	(8 171)	(5 613)
other obligations towards employees	(620)	0
litigation in court (Note 26)	(386)	(29 822)
other accrued expenses	(1 590)	(5 030)
costs of non-financial long-term investments	(983)	(985)
exchange differences	(1 152)	0
staff costs related to apprentices to be refunded	0	(150)
indemnities, penalties, fines paid	(1 305)	(120)
donations	(249)	(509)
costs of liquidation of assets	(2 128)	(5 276)
costs of damage	(2 592)	(348)
remission of receivables	(117)	(406)
employment-related costs	(6 450)	(4 569)
guarantee of payment of lease instalment	(458)	0
administrative expenses of Sofitel	0	(442)
default interest	(123)	(70)
other	(1 337)	(3 486)
Other operating expenses, total	**(41 381)**	**(70 439)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.4 FINANCE INCOME AND COSTS

	2005 (current year)	2004 (preceding year)
Dividends and share of profits	1	0
Interest income	1 467	731
Revaluation of financial assets	52	506
Other finance income, of which:	1 065	2 491
financial instalments	0	1 874
other	1 065	617
Total finance income	**2 585**	**3 728**
Finance costs of interest on borrowings	(10 077)	(11 262)
Revaluation of financial assets	0	(1 275)
Impairment of goodwill of subsidiaries, affiliates and associates	0	0
Foreign exchange gains	11 468	37 544
Other finance costs, of which:	(15 442)	(27 980)
foreign exchange losses	(411)	0
valuation of SWAP financial instrument	0	(23 410)
cost of financial instrument	0	(3 536)
result on settlement of SWAP transactions	(14 029)	
other	(1 002)	(1 034)
Total finance costs	**(14 051)**	**(2 973)**

The total amount of gains and losses from fair value adjustments related to recognized assets and liabilities is presented in the table below:

	2005 (current year)	2004 (preceding year)
Revaluation of financial assets	**52**	**(769)**
available-for-sale assets	0	(1 275)
financial assets and liabilities at fair value through profit or loss	52	506

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. CURRENT AND DEFERRED INCOME TAX

Major components of the tax charges are as follows:

	2005 (current year)	2004 (preceding year)
Current income tax	**(15 220)**	**(17 017)**
- current income tax charge	(15 220)	(17 017)
Deferred income tax	**(12 822)**	**1 166**
- related to the ocurrence and reversal of temporary differences	(12 741)	(347)
- decrease due to previously unrecognized tax loss or a temporary difference of the preceding period	12	1 111
- increase due to a partial write-down, or reversal of previous write-down, of deferred income tax assets	0	402
- decrease (increase) due to changes in accounting policies and errors recognized in profit (loss) for the period	(93)	0
Tax charge in the consolidated income statement	**(28 042)**	**(15 851)**

Reconciliation of income tax in the income statement with the financial result:

	2005 (current year)	2004 (preceding year)
Profit (loss) before tax	**126 012**	**78 447**
Tax calculated at the statutory rate of 19% (2004: 19%)	(23 942)	(14 905)
Adjustments related to current income tax from past years	252	254
Unrecognized tax losses	302	12
Income and expenses not subject to tax	(4 654)	(1 212)
Tax charge at the effective tax rate	**(28 042)**	**(15 851)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The deferred income tax results from the following temporary differences:

	As at 31 December 2005	As at 31 December 2004
Deferred income tax provision, of which:	**18 817**	**22 603**
Recognized in financial result	18 726	22 493
- depreciation of tangible assets subject to investment tax relief	6 734	6 877
- difference between depreciation for tax purposes and depreciation for balance sheet purposes	9 381	4 253
- impact of hyperinflation restatements	930	990
- unrealized foreign exchange differences	158	6 471
- costs settled according to tax rules	451	451
- interest unpaid	320	182
- valuation of assets	415	2 812
- commission on borrowings	237	142
- other	100	315
Recognized in equity	91	110
- long term investments	91	110
Deferred income tax provision, of which:	**18 817**	**22 603**
Long-term provision	8 102	10 825
Short-term provision	10 715	11 778

	As at 31 December 2005	As at 31 December 2004
Deferred income tax assets, of which:	**21 373**	**37 957**
Recognized in financial result	21 373	37 957
- revaluation of tangible assets	4 490	11 008
- revaluation of receivables	1 662	2 401
- revaluation of interest in related parties	954	954
- provision for wages and salaries and holidays	162	0
- valuation of financial instruments	0	4 453
- unpaid interest	452	657
- unrealized foreign exchange differences	148	58
- provisions	9 218	16 450
- initial fee	801	0
- unpaid wages and salaries	356	0
- costs recognized in the balance sheet	1 581	1 603
- other	1 549	373
Recognized in equity	0	0
Deferred income tax assets, of which:	**21 373**	**37 957**
Long-term assets	14 556	24 332
Short-term assets	6 817	13 625

Except for the tax charge recognized in the income statement, the deferred income tax related to the revaluation of long-term investments to fair value in the amount of PLN 91 thousand (in 2004: PLN 110 thousand) was directly recognized in the Company's equity.

6. DISCONTINUED OPERATIONS

The Group did not take any decision to discontinue operations and designate non-current assets for sale.

7. EARNINGS PER SHARE

Earnings per ordinary share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the Parent Company by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding in the financial year, adjusted for the effect of dilutive factors.

No factors resulting in the dilution of earnings per share occurred in the reporting period nor in the comparative periods.

Data related to earnings and shares for calculations of the basic and diluted earnings per share are presented below:

	2005 (current year)	2004 (preceding year)
Net profit for the financial year attributable to shareholders of the Parent Company	97 790	60 217
Weighted average number of ordinary shares in thousands	46 077	46 077
Basic earnings per share	**2,12**	**1,31**
Net profit for the financial year attributable to shareholders of the Parent Company	97 790	60 217
Profit used to calculate the value of diluted earnings per share	97 790	60 217
Weighted average number of ordinary shares in thousands	46 077	46 077
Weighted average number of ordinary shares for diluted earnings per share in thousands	46 077	46 077
Diluted earnings per share	**2,12**	**1,31**

8. DIVIDEND PAID OR PROPOSED FOR PAYMENT

The dividend paid by Orbis S.A. in 2004 for the year ended 31 December 2003 amounted to PLN 15,666 thousand (PLN 0.34 per share). The dividend date was set for 28 July 2004; and the dividend payment date for 12 August 2004.

On 10 June 2005, the General Meeting of Shareholders approved the dividend distribution for the year ended 31 December 2004 in the amount of PLN 15,666 thousand (PLN 0.34 per share). The dividend date was set for 20 July 2005; and the dividend payment date for 9 August 2005. As at 31 December 2005, the Parent Company did not have any liabilities related to dividends.

(all amounts are quoted in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at 1 January 2004					
Cost	**56 926**	**398 150**	**2 796 553**	**213 237**	**95 031**	**155 571**	**3 715 468**
Accumulated depreciation and impairment	(2 102)	0	(1 660 745)	(153 428)	(37 171)	(127 578)	(1 981 024)
Opening net book amount	**54 824**	**398 150**	**1 135 808**	**59 809**	**57 860**	**27 993**	**1 734 444**
Additions	1 880	0	40 139	15 272	50 670	12 696	120 657
purchase	1 875	0	6 297	14 834	50 670	4 867	78 543
take-over from investments	0	0	33 842	379	0	6 350	40 571
other	5	0	0	59	0	1 479	1 543
Disposals	0	(16 154)	(28 299)	(467)	(27 890)	(54)	(72 864)
sale	0	(16 149)	(27 366)	(357)	(14 522)	(31)	(58 425)
liquidation	0	0	0	(103)	(530)	(19)	(652)
other	0	(5)	(933)	(7)	(12 838)	(4)	(13 787)
Recognition of impairment loss	0	0	(1)	(1 581)	(232)	(1 945)	(3 759)
Reversal of impairment loss	132	0	32 312	2 609	643	1 104	36 800
Depreciation charge for the financial year	(546)	(4 661)	(80 182)	(15 194)	(14 164)	(11 215)	(125 962)
Exchange differences on translation	0	0	0	(6)	0	0	(6)
Closing net book amount	**56 290**	**377 335**	**1 099 777**	**60 442**	**66 887**	**28 579**	**1 689 310**
		As at 31 December 2004					
Cost	**58 806**	**381 996**	**2 794 375**	**219 002**	**116 301**	**166 374**	**3 736 854**
Accumulated depreciation and impairment	(2 516)	(4 661)	(1 694 598)	(158 560)	(49 414)	(137 795)	(2 047 544)
Closing net book amount	**56 290**	**377 335**	**1 099 777**	**60 442**	**66 887**	**28 579**	**1 689 310**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at 1 January 2005					
Cost	**58 806**	**381 996**	**2 794 375**	**219 002**	**116 301**	**166 374**	**3 736 854**
Accumulated depreciation and impairment	(2 516)	(4 661)	(1 694 598)	(158 560)	(49 414)	(137 795)	(2 047 544)
Opening net book amount	**56 290**	**377 335**	**1 099 777**	**60 442**	**66 887**	**28 579**	**1 689 310**
Additions	4 018	0	15 523	7 055	31 336	4 947	62 879
purchase	0	0	4 362	5 887	25 415	4 585	40 249
take-over from investments	0	0	6 860	687	0	234	7 781
other	4 018	0	4 301	481	5 921	128	14 849
Disposals	0	(10 229)	(9 639)	(2 572)	(16 849)	(324)	(39 613)
sale	0	(10 229)	(437)	(678)	(5 000)	(193)	(16 537)
liquidation	0	0	(9 176)	(1 506)	(3 403)	(118)	(14 203)
other	0	0	(26)	(388)	(8 446)	(13)	(8 873)
Recognition of impairment loss	0	0	(14 563)	(131)	(82)	(484)	(15 260)
Reversal of impairment loss	0	0	108 018	5 151	62	4 215	117 446
Depreciation charge for the financial year	(556)	(4 473)	(82 096)	(15 179)	(15 307)	(9 079)	(126 690)
Closing net book amount	**59 752**	**362 633**	**1 117 020**	**54 766**	**66 047**	**27 854**	**1 688 072**
		As at 31 December 2005					
Cost	**62 824**	**371 644**	**2 714 795**	**205 663**	**130 272**	**164 382**	**3 649 580**
Accumulated depreciation and impairment	(3 072)	(9 011)	(1 597 775)	(150 897)	(64 225)	(136 528)	(1 961 508)
Closing net book amount	**59 752**	**362 633**	**1 117 020**	**54 766**	**66 047**	**27 854**	**1 688 072**

The "Vehicles" group comprises buses operated by Orbis Transport Sp. z o.o. and passenger cars operated by Hekon Hotele Ekonomiczne S.A. under finance leases. As at 31 December 2005, their carrying amount is PLN 2,675 thousand. Machinery and equipment comprise equipment operated by UAB Hekon under finance lease agreements with a value of PLN 15 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Information on leased tangible assets is presented below:

Leased tangible assets	As at 31 December 2005	As at 31 December 2004
Cost - capitalised finance lease recognized in assets	3 340	27
Depreciation at the beginning of a period	(33)	0
Depreciation charge in the financial year	(617)	(5)
Net value at the end of the period	**2 690**	**22**

Information on assets under construction is presented below:

Assets under construction	As at 31 December 2005	As at 31 December 2004
Gross value of assets under construction	81 457	7 948
Impairment of assets under construction	(25 804)	(2 570)
Total	55 653	5 378

The data pertaining to non-current assets classified as held for sale is presented below:

Property, plant and equipment held for sale	As at 31 December 2005	As at 31 December 2004
Cars held for sale, withdrawn from operation	518	598

Non-current assets held for sale include cars withdrawn from operation within the framework of short-term rent and lease activities. The sale of cars after their period of operation falls within the scope of other on-going operating activities. Sales derived from the sale of cars are subject to seasonal market fluctuations as well as to the policy adopted related to rent-a-cart equipment. Non-current assets held for sale are reported at their net registered value lower than the fair value.

On 11 December 2002 the Company Hekon Hotele Ekonomiczne S.A. concluded an agreement with DIL Polska Leasing Sp. z o.o. under which Hekon Hotele Ekonomiczne S.A. operated two hotels in Warsaw and a hotel in Poznań and Łódź under an operating lease. As a result of the operating lease agreement concluded, the Company recognised off-balance sheet commitments due to monthly instalments for a period of 7 years, until 2012, consistent with the amounts of the instalments given in the contract. If the Company (Hekon-Hotele Ekonomiczne S.A.) continues the operating lease agreement for a successive 10 years on terms specified in the agreement (until 2022), the lease payments for the above period will amount to PLN 98,471 thousand. The amount of payments has been calculated on the basis of current lease payments as the amount of payments for the year 2012 - 2022 has not been specified in the agreement.

The operating lease liabilities of the Group presented off-balance sheet are as follows:

Future operating lease liabilities	As at 31December 2005	As at 31 December 2004
Operating lease liabilities, due in		
1 year	13 369	13 710
from 1 to 5 years	40 688	45 453
more than 5 years	118 164	135 279
Total operating lease liabilities	**172 221**	**194 441**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on impairment of property, plant and equipment:

Impairment of tangible assets and assets under construction	**As at 31 December 2005**	**As at 31 December 2004**
Opening balance	**(576 733)**	**(623 015)**
recognized	(38 494)	(3 334)
reversed	105 993	49 616
used	11 453	0
Closing balance	**(497 781)**	**(576 733)**

Recognized and reversed impairment losses were included in Net impairment reversal line in the income statement (note 4.1).

Changes in impairment losses in the current period were chiefly brought about by the improved conditions of hotels' operations, which was reflected in indications for the performance of an impairment test and a reduction in the amount of impairment provisions.

(all amounts are quoted in PLN thousands, unless otherwise stated)

10. INTANGIBLE ASSETS

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at 1 January 2004				
Cost	**115 081**	**71**	**12 240**	**1 535**	**128 927**
Accumulated amortization and impairment	(7 829)	(41)	(10 913)	(107)	(18 890)
Opening net book amount	**107 252**	**30**	**1 327**	**1 428**	**110 037**
Additions	0	124	3 726	0	3 850
purchase	0	13	3 447	0	3 460
take-over from investments	0	0	198	0	198
other	0	111	81	0	192
Disposals	0	(106)	(194)	(1 404)	(1 704)
sale	0	0	(1)	0	(1)
liquidation	0	0	(113)	0	(113)
other	0	(106)	(80)	(1 404)	(1 590)
Amortization charge for the financial year	0	(22)	(1 543)	(1)	(1 566)
Closing net book amount	**107 252**	**26**	**3 316**	**23**	**110 617**
	As at 31 December 2004				
Cost	**115 081**	**89**	**13 453**	**110**	**128 733**
Accumulated amortization and impairment	(7 829)	(63)	(10 137)	(87)	(18 116)
Closing net book amount	**107 252**	**26**	**3 316**	**23**	**110 617**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
			As at 1 January 2005		
Cost	**115 081**	**89**	**13 453**	**110**	**128 733**
Accumulated amortization and impairment	(7 829)	(63)	(10 137)	(87)	(18 116)
Opening net book amount	**107 252**	**26**	**3 316**	**23**	**110 617**
Additions	0	162	1 283	290	1 735
purchase	0	161	1 245	290	1 696
take-over from investments	0	1	9	0	10
other	0	0	29	0	29
Disposals	0	0	(12)	0	(12)
sale	0	0	0	0	0
liquidation	0	0	(2)	0	(2)
other	0	0	(10)	0	(10)
Impairment recognized	0	0	(4)	0	(4)
Amortization charge for the financial year	0	(37)	(2 130)	(1)	(2 168)
Closing net book amount	**107 252**	**151**	**2 453**	**312**	**110 168**
			As at 31 December 2005		
Cost	**115 081**	**251**	**14 723**	**400**	**130 455**
Accumulated amortization and impairment	(7 829)	(100)	(12 271)	(88)	(20 288)
Closing net book amount	**107 252**	**151**	**2 452**	**312**	**110 167**

All intangible assets other than goodwill recognized by the Group have definite useful lives. The Group does not have any internally generated intangible assets.

Impairment of intangible assets	As at 31 December 2005	As at 31 December 2004
Opening balance	0	0
recognized	(4)	0
reversed	0	0
used	0	0
Closing balance	(4)	0

Impairment of PLN 4 thousand relating to computer software is connected with the liquidation of a hotel branch.

As at the balance sheet date, intangible assets do not secure the Group's liabilities.

Goodwill impairment test

Goodwill was created by the purchase of shares of the subsidiary Hekon - Hotele Ekonomiczne S.A., which operates 8 economy hotels. Goodwill is tested annually for impairment. No impairment of goodwill was found to have arisen in the period analyzed.

The test methodology and assumptions adopted by the Group for the purpose of the goodwill impairment test are described in note 2.1.6 of the consolidated financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Investments in associates measured using the equity method of accounting:

	As at 31 December 2005	As at 31 December 2004
Beginning of period	**4 182**	**3 689**
Interests	4 182	3 698
Additions	**1 738**	**1 293**
share of profit (loss) of associates	1 738	1 293
Disposals	**(700)**	**(800)**
dividend distribution	(700)	(800)
End of period	**5 220**	**4 182**
Interests	5 220	4 182

Brief financial information about consolidated associates is presented in the table below

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Orbis Casino Sp. z o.o.								
As at 31 December 2005	5 220	24 022	8 360	444 079	5 216	15 662	33	33
As at 31 December 2004	4 182	21 801	9 256	419 505	3 878	12 546	33	33

Shares in Orbis Casino Sp. z o.o. held by the Group are valued using the equity method of accounting.

Investments in associates are not directly exposed to a risk of change in the interest rate.

(all amounts are quoted in PLN thousands, unless otherwise stated)

12. RELATED PARTIES

Information on non-consolidated related parties:

Subsidiaries, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no of voting rights at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
As at 31.12.2005	497	4 384	1 035	1 556	33	3 349	100	100
As at 31.12.2004	497	4 334	1 018	1 437	(92)	3 316	100	100
Orbis Kontrakty Sp. z o.o.								
As at 31.12.2005	100	1 643	176	2 113	1 367	1 467	100	100
As at 31.12.2004	0	0	0	0	0	0	0	0
AutoOrbisBus Sarl								
As at 31.12.2005	35	713	810	943	(128)	(97)	100	100
As at 31.12.2004	35	510	483	551	(5)	26	100	100
PH Majewicz Sp. z o.o.								
As at 31.12.2005	84	2 956	1 286	6 973	(482)	1 670	49	49
As at 31.12.2004	84	3 916	1 764	7 540	(172)	2 152	49	49
Related parties, total								
As at 31.12.2005	716	9 696	3 307	11 585	790	6 389	n/a	n/a
As at 31.12.2004	616	8 760	3 265	9 528	(269)	5 494	n/a	n/a

In the balance sheet, non-consolidated subsidiaries are recognized as available-for-sale financial assets. Interests in non-related parties, amounting to PLN 49 thousand as at 31 December 2005, are presented in the same line. As at 31 December 2004, available-for-sale financial assets comprised also the value of the company PKS Gdańsk Sp. z o.o.

13. BUSINESS COMBINATIONS AND DISPOSALS

No business combinations within the meaning of IFRS 3 took place in 2005.

The composition of the Orbis Group changed in 2004 and, as a result goodwill was created.

On 21 April 2004, the Group acquired an enterprise from the State Treasury, i.e. an organized group of material and non-material components designed for carrying on an economic activity, possessed by a state-owned enterprise operating under the name of Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg ("the Enterprise") for an amount of PLN 3,600 thousand. The business operations of the Enterprise included the provision of passenger transport services along local routes around Tarnobrzeg and Sandomierz as well as inter-city routes in Poland. The Enterprise owned also a bus station in Tarnobrzeg, and a service station and a gas station.

The fair value of acquired assets and liabilities includes:

	Fair value 21 April 2004
Property, plant and equipment	4 576
Inventories	463
Receivables	1 494
Cash	1 374
Income tax assets	275
Liabilities	(2 883)
Provisions and accrued expenses	(1 537)
Net assets	**3 762**

The Group accounted for acquisition of the Enterprise using the purchase method of accounting.

Fair value of acquired net assets	3 762
Negative goodwill	(162)
Cost	3 600

(all amounts are quoted in PLN thousands, unless otherwise stated)

In 2004, the Group increased its interest in the consolidated subsidiaries PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. The total value of net assets acquired from the minority interest amounted to PLN 12,836 thousand. The cost amounted to PLN 4,007 thousand. The Group recognized negative goodwill of PLN 8,829 thousand.

14. INTERESTS IN JOINT VENTURES

The companies of the Orbis Group do not hold any interests in joint ventures.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at 31 December 2005	As at 31 Dec December 2004
Beginning of the period	**11 634**	**13 566**
Acquisition	100	8 995
Impairment	0	(1 275)
Sale	(2 012)	(25)
Other disposals	(8 957)	(9 627)
End of the period	**765**	**11 634**

The sale of financial assets in 2005 related to the sale of shares in Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o., as described in note 1.4 of the Group consolidated financial statements. Other disposals relate predominantly to the repayment of loans granted in the preceding years to the companies Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o.

Impairment relates to the shares in the company Bank Współpracy Europejskiej S.A. Impairment was recognized in 2004 in the finance costs item of the income statement, in note 4.4.

Available-for-sale financial assets are composed of the following items:

	As at 31 December 2005	As at 31 December 2004
Shares/interests in unlisted companies, of which:	765	11 634
Total available-for-sale assets	**765**	**11 634**

Available-for-sale financial assets are not directly exposed to the risk of change in the interest rate.

16. OTHER FINANCIAL ASSETS

	As at 31 December 2005	As at 31 December 2004
Beginning of the period	**12 323**	**7 067**
Loans granted	0	1 586
Receivables from finance leases	26 559	5 202
Other additions	1	577
Loan repayment	(3 398)	(242)
Other disposals	(38)	(1 867)
End of the period	**35 447**	**12 323**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other financial assets are composed of the following items:

	As at 31 December 2005	As at 31 December 2004
Loans granted	279	3 678
Other non-current receivables	95	55
Receivables from finance leases	35 073	8 590
Other financial assets, total	**35 447**	**12 323**

Other financial assets are exposed to credit risk and interest rate risk. Information on risk management is provided in note 32 of the consolidated financial statements.

The fair value of other financial assets as at 31 December 2005 is close to their balance sheet value.

(all amounts are quoted in PLN thousands, unless otherwise stated)

17. INVESTMENT PROPERTY

	As at 31 December 2005	As at 31 December 2004
Opening gross carrying amount	**73 698**	**73 698**
Accumulated depreciation	(28 892)	(27 513)
Opening net book amount	**44 806**	**46 185**
Additions	0	0
Disposals	**(297)**	**0**
sale	(164)	0
other	(133)	0
Depreciation charge for the financial year	(1 325)	(1 379)
Closing net book amount	**43 184**	**44 806**
Accumulated depreciation at the end of period	(30 091)	(28 892)
Closing gross book amount	73 275	**73 698**

The Group measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS, the Group valued land and rights to perpetual usufruct of land which comprise a considerable share of investment property and considered this value as deemed cost.

The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation by an independent expert as at 1 January 2004 amounted to PLN 32,503 thousand. The Company did not revalue the assets as at 31 December 2005.

The following amounts were recognized in the income statement:

	As at 31 December 2005	As at 31 December 2004
Rent received	5 979	5 538
Direct operating expenses of investment property which generate income from rent	1 418	1 230

Investment property includes the following land owned as well as rights to perpetual usufruct of land, buildings and structures:

- in Bydgoszcz – own land with an area of 343 sq. m. and the building of the Pod Orłem Hotel;
- in Gdańsk – right to perpetual usufruct of land with an area 62 sq. m. and a building with usable floor space of 87 sq. m.;
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.;
- in Poznań – right to perpetual usufruct of land with an area of 28,992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of 2,513 sq. m.;
- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.;
- in Warsaw – right to perpetual usufruct of land with an area of 3,585 sq. m. and the building of the Bristol Hotel with usable floor space of 18,062 sq. m.;
- in Warsaw – right to perpetual usufruct of land with an area of 2,230 sq. m. and a multi-storey garage-parking with usable floor space of 19,000 sq. m.;
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with an area of 532 sq. m.;
- in Lublin – right to perpetual usufruct of land with an area of 3,028 sq. m..

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. OTHER LONG-TERM INVESTMENTS

	As at 31 December 2005	As at 31 December 2004
Beginning of the period	647	613
Increase in fair value in the year	1	26
Other additions	14	8
Net loss resulting from the fair value adjustment	(97)	0
End of the period	565	647

Other long-term investments are mainly composed of works of art owned by Orbis S.A.

19. INVENTORIES

	As at 31 December 2005	As at 31 December 2004
Raw materials	6 916	9 577
Work in progress	1 395	1 209
Finished goods	330	22
Merchandise	795	1 880
Total inventories	**9 436**	**12 688**

In 2005 the value of inventories of raw materials recognized as expenses amounted to PLN 74,470 thousand (in 2004: PLN 84,403 thousand).

In the current period, impairment of inventories in the amount of PLN 457 thousand was recognized.

No impairment of inventories was reversed in the current period.

The Group does not have liabilities secured by the inventories.

(all amounts are quoted in PLN thousands, unless otherwise stated)

20. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at 31 December 2005	As at 31 December 2004
Trade receivables	49 992	48 053
of which: receivables from subsidiaries	554	1 000
Impairment of receivables	(5 433)	(8 331)
Prepayments	37	521
Net trade receivables	**44 596**	**40 243**

Other current receivables are composed of the following items:

	As at 31 December 2005	As at 31 December 2004
Current receivables	**35 423**	**22 233**
Loans to other companies	36	0
Taxes, grants, customs duties, social security and other benefits receivable	16 546	7 746
Prepaid tangible assets, intangible assets and inventories	6 456	8 833
Adjudicated receivables	1 282	0
Receivables claimed in court	875	64
Settlements with employees	259	0
Receivables from finance leases	8 281	1 671
Other receivables	4 920	5 340
Impairment of other receivables	(3 232)	(1 421)
Current prepayments and advances	**6 125**	**5 367**
Prepayments, of which:	6 125	5 367
service charges	178	29
wages and salaries and related charges	1	4
taxes and fees	121	0
insurance premiums	1 011	1 350
operating expenses	622	868
rental of advertising space	45	0
advance payments	87	1 854
energy	94	0
subscriptions	10	0
other	3 956	1 262
Other current receivables, net	**41 548**	**27 600**

The change in the balance of impairment of receivables is presented below:

Impairment of receivables	As at 31 December 2005	As at 31 December 2004
Opening balance	9 752	10 193
impairment recognized	3 936	3 454
impairment reversed	(550)	(101)
impairment used	(4 473)	(3 794)
Closing balance	**8 665**	**9 752**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Impairment of receivables was recognized and derecognized in the "Expenses by type" item of the income statement, in note 4.2

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Group's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs due to the considerable share of relatively small transactions in total turnover. All threatened receivables are impaired. More information on credit risk is provided in note 32.

The fair value of receivables does not significantly differ from the value presented in the consolidated financial statements.

21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at 31 December 2005	As at 31 December 2004
Debt securities		
Beginning of the period	60 669	1 302
- purchase	632 053	619 540
- sale	(660 317)	(560 678)
- valuation	52	505
- exchange rate differences	0	0
- other additions	590	0
End of the period	33 047	60 669
Financial assets at fair value through profit or loss	**33 047**	**60 669**
Valuation of financial instrument (SWAP)		
Beginning of the period	23 410	0
- valuation	6 480	23 410
- settlement	(29 890)	0
End of the period	0	23 410
Financial liabilities at fair value through profit or loss	**0**	**23 410**

Securities, comprising bonds and certificates of deposit, acquired by the Company in order to derive economic benefits arising from short-term changes in prices are classified as financial assets at fair value through profit or loss. As at 31 December 2005, the fair value of those financial assets amounts to PLN 33,047 thousand.

Financial assets and liabilities valued at fair value, together with gains and losses settled in correspondence with profit or loss, are reported in the cash flow statement, in the section related to operating activities.

Changes in the fair value of financial assets and liabilities at fair value, together with gains and losses settled in correspondence with profit or loss, are recorded under the "Finance income" and "Finance costs" item of the income statement (note 4.4).

Debt securities are recognized at the valuation of the bank being the party to the transaction. As at 31 December 2005 the parties to the executed transactions included:

- IP Kwidzyń – bonds – transaction amount – PLN 5,977 thousand:
- Rabobank – bonds – transaction amount – PLN 7,963 thousand;
- FCE Bank Polska SA – bonds – transaction amount – PLN 5,965 thousand;
- Leader Price – commercial bonds – transaction amount – PLN 12,971 thousand.

The total transaction value of the purchased securities of the above issuers amounted to PLN 32,876 thousand as at 31 December 2005.
Maturity dates of securities fall within the period from 9 January 2006 to 24 January 2006.
In this period, the nominal redemption value of securities will amount to PLN 32,971 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The carrying amount of debt securities amounted to PLN 33,047 thousand as at 31 December 2005.

The SWAP financial instrument was valued by the bank, Societé Génèrale S.A. Branch in Poland. Information on the SWAP instrument is presented in note 25.

The maximum credit risk related to the debt securities held by the Company equals the value of these securities presented in the balance sheet. This risk is not significantly concentrated. The Group is also exposed to the risk of change in fair value as a result of changes in interest rates. Information on the curbing of the risk is provided in note 32.

22. CASH AND CASH EQUIVALENTS

	As at 31 December 2005	As at 31 December 2004
Cash at bank and in hand	22 833	32 051
Short-term bank deposits	57 598	8 200
Other cash and cash equivalents	1 269	11
Total cash and cash equivalents	**81 700**	**40 262**

Other cash and cash equivalents include cash in transfer and other monetary assets.

The Group transfers temporarily disposable cash to short-term bank deposits with maturity dates ranging from 1 to 50 days. The effective interest rate falls within the range 2.56% to 7.15%.

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par value	Terms of acquisition	Date of registration
A	bearer shares	-	37 500 000	75 000 000	own assets*	Jan. 9, 1991
B	bearer shares	-	8 523 625	17 047 250	cash	Apr. 21, 1998
C	bearer shares	-	53 383	106 766	cash	Apr. 21, 1998
Total number of shares			**46 077 008**			
Total share capital				**92 154 016**		
Par value on shares = PLN 2						
Hyperinflation restatement of share capital				**425 600 452**		
Carrying amount of share capital				**517 754 468**		

*) In connection with the revaluation of the contribution value using hyperinflation indices, the value of the share capital increased by PLN 425,600,452 to reach PLN 500,600,452.
The aggregate revalued amount of share capital equals PLN 517,754,468.

	As at 31 December 2005	As at 31 December 2004
Number of shares issued and paid	46 077 008	46 077 008
Par value per share	2	2
Shares as at the beginning of period	**46 077 008**	**46 077 008**
Change in the period:	(0)	(0)
Shares as at the end of period	**46 077 008**	**46 077 008**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The targeted number of shares equals the number of issued and paid shares.

Shareholders

As at 2 June 2006 the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand, i.e. 46,077,008 shares. Shareholders who hold, directly or indirectly through subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at 2 June 2006 on the basis of a notification specified in Article 69 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholders	No. of shares held as at 2 June 2006 (no. of voting rights at the GM)	Percentage share in the share capital as at 2 June 2006 (% share in the total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares in the period 15.05.2006 - 2.06.2006 (since the submission of the last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including Accor S.A.subsidiary - Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers covered by management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	4 672 854	10,15%	
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

Other capital

	As at 31 December 2005	As at 31 December 2004
Share premium	132 944	132 944
Revaluation reserve (fair value revaluation of investments)	480	577
Deferred income tax	(91)	(110)
Total reserves	133 333	133 411

Foreign currency translation reserve

Other reserves consist of exchange differences on the translation of the financial statements of a foreign subsidiary.

24. LOANS AND BORROWINGS

	As at 31 December 2005	As at 31 December 2004
Non-current borrowings		
Bank borrowings	266 713	220 019
Loans	645	57 279
Total non-current borrowings	**267 358**	**277 298**
Current borrowings		
Bank borrowings	42 300	2 345
Loans	684	1 010
Total curent borrowings	**42 984**	**3 355**

The maturity of borrowings is presented in the table below:

	As at 31 December 2005	As at 31 December 2004
As broken down to maturity:		
Payable on demand or within 1 year	42 984	3 355
Over 12 months - up to 3 years	110 593	277 298
Between 3 and 5 years	78 383	0
Over 5 years	78 382	0
Total borrowings	**310 342**	**280 653**

Currencies of borrowings are presented in the table below:

	As at 31 December 2005	As at 31 December 2004
As broken down to currencies:		
PLN	299 889	14 983
Foreign currencies (per currency and following translation into PLN):	10 453	265 670
EUR thousand	0	62 536
PLN thousand	0	255 084
CHF thousand	4 217	4 007
PLN thousand	10 453	10 586
In PLN, total	**310 342**	**280 653**

The fair value of borrowings is close to their book value.

The effective interest rate for borrowings ranges within the 2.89% - 14.7% brackets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Amount of borrowing to be repaid	31 December 2005	31 December 2004	Interest rate	Maturity date	Security
"Orbis" S.A.	BWE	loan	PLN	1329	1 992	15%	7 Oct. 2007	blank bill of exchange, cap mortgage on Solny Hotel, Francuski Hotel
Orbis S.A.	Fixed-Term Credit Facilities Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed term bank borrowings	PLN	274 223	0	WIBOR6M+ banks' margin	10 Nov. 2012	cap mortgages (up to 120% of the value of bank borrowings) on the real estate of the following Branches: H. Mercure Poznań, H. Novotel Centrum Warszawa, H. Novotel Centrum Poznań, H. Mercure Kasprowy Zakopane, H. Mercure Panorama Wrocław, H. Sofitel Victoria Warsaw and assignment of rights in insurance policies related to hotels under cap mortgage and the surety issued by Hekon - Hotele Ekonomiczne S.A.
"Orbis" S.A.	Banks' syndicate led by Calyon	bank borrowings	PLN	0	198 785	EURIBOR + margin	repaid	
			EUR	0	48 734			
"Orbis" S.A.	ACCOR Polska S.A.	loan	PLN	0	56 298	EURIBOR + margin	repaid	
			EUR	0	13 802			
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	2 500	3 750	Wibor 1M + margin	31 Dec 2007	mortgage
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	20 342	7 444	Wibor 3M + margin	23 Apr 2007	pledge on a fleet of cars
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	10 453	10 586	Libor 1M + margin	23 Apr 2007	pledge on a fleet of cars
			CHF	4 217	4 007			
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 496	1 790	1M Wibor + margin	31 Dec. 2007	12 coaches + mortgage
Other (rel. UAB Hekon,			PLN	0	8			
Total			**PLN**	**310 343**	**280 653**			

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 617,477 thousand and a pledge on a fleet of cars:

1. in respect of the loan granted by Bank Współpracy Europejskiej S.A. for ORBIS S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank bill of exchange and cap mortgage on the following hotels: Solny in Kołobrzeg and Francuski in Kraków, up to the amount of PLN 19,391 thousand;
2. in respect of the bank borrowings granted by the Banks' Syndicate led by Calyon – cap mortgages established on the following three hotels: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warsaw, up to the amount of PLN 188,582 thousand. The bank borrowings were fully repaid on 30 November 2005 – the removal of mortgages from land and mortgage registers is underway;
3. due to the Fixed-Term Credit Facilities Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 404,540 thousand established on the real estate of the following branches of Orbis S.A.: Hotel Mercure Poznań, Hotel Novotel Centrum Warsaw, Hotel Novotel Centrum

(all amounts are quoted in PLN thousands, unless otherwise stated)

Poznań, Hotel Sofitel Victoria Warsaw, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław;

4. in respect of the bank borrowings granted to the company PBP Orbis Sp. z o.o. by Kredyt Bank S.A. – a mortgage on non-residential premises in Warsaw at ul. 1 Sierpnia 36B up to the amount of PLN 4,964 thousand and a pledge on 12 coaches;
5. in respect of a bank investment loan granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. for the purchase of the real estate at ul. Łopuszańska 47 – a mortgage established on the real estate;
6. in respect of the working capital facility granted to the Company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars.

Other securities established on assets:

As at 31 December 2005, there existed a cap mortgage established on the real estate of the Holiday Inn Hotel in Warsaw, land and mortgage register no KW 97244, for a total amount of PLN 41,458 thousand as a security against the claims of Warimpex Leasing AG with its corporate seat in Vienna for tax liabilities, foreseeable in accordance with the Polish law, and related to the performance of lease agreements, transfer of the rights to perpetual usufruct of land and other payments which could encumber Warimpex Leasing AG in connection with the purchase of rights to perpetual usufruct of land and the transfer of the ownership of the Holiday Inn Hotel in Warsaw and the Jelenia Góra Hotel in Jelenia Góra. In connection with the expiration of claims of Warimpex-Leasing A.G., Orbis S.A. will take measures to remove the said cap mortgage from the land and mortgage register. On 19 April 2006, the Company received information that the mortgage had been removed.

The companies PKS Gdańsk Sp. z o.o. and PKS Tarnobrzeg Sp. z o.o. acquired by Orbis Transport Sp. z o.o. in the course of a privatization process have guaranteed the payment of liabilities related to the purchase of these companies with their assets. More information on this matter can be found in note 31.

Exposure to interest rate risk

Owing to a floating interest rate on the majority of the bank borrowings taken by the Companies forming the Group, the Companies are exposed to the risk of changes in cash flows resulting from fluctuations in interest rates. The Group is also exposed to the risk of changes in fair value as a result of changes in the interest rate connected with the fixed interest rate on the borrowings from BWE. Owing to the amount of liabilities due to these bank borrowings, this risk is insignificant. Information on risk management is provided in note 32.

In 2005 interest rates were as follows:
- WIBOR 1M 4.50-6.65
- WIBOR 3M 4.45-6.65
- WIBOR 6M 4.34-6.64
- WIBOR 1Y 4.28-6.57

Unused credit lines amounted to PLN 226,361 thousand, of which:
- PLN 700 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.;
- PLN 5,661 thousand – tranche A under the Fixed-Term Credit Facilities Agreement;
- PLN 220,000 thousand – tranche B under the Fixed-Term Credit Facilities Agreement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

25. OTHER NON-CURRENT LIABILITIES

	As at 31 December 2005	As at 31 December 2004
Liabilities from purchase of related parties	4 972	0
Finance lease liabilities	823	1 695
Valuation of financial instruments (SWAP)	0	23 410
Other	3	6 376
Other non-current liabilities, total	**5 798**	**31 481**

Orbis S.A. held three cross-currency interest rate SWAP instruments, acquired as an economic hedge against currency risk and a change in the interest rate risk profile in respect of EUR-denominated credit bank borrowings taken to purchase shares of Hekon Hotele Ekonomiczne S.A., separately for individual amounts of amortization of bank borrowings. The hedged amount totals EUR 38,700 thousand. The initial transaction value amounted to zero. In connection with the earlier repayment of bank borrowings extended by a syndicate, hedging transactions were settled with one amount, on a netting-off basis.

Changes in the value of the SWAP instrument are presented in note 21.

Finance lease liabilities are presented in note 28.

26. PROVISIONS

	Provision for litigation in court	Provision for restructuring costs	Other provisions	Total provisions
As at 1 January 2005	**34 077**	**2 970**	**40**	**37 087**
Provision created in the period	386	3 508	2 210	6 104
Provision used in the period	(29 106)	(2 970)	(489)	(32 565)
Provision released in the period	(5 122)	0	0	(5 122)
As at 31 December 2005	**235**	**3 508**	**1 761**	**5 504**
Short-term - 2005	233	3 508	1 472	5 213
Long-term - 2005	2	0	289	291
Total provisions - 2005	**235**	**3 508**	**1 761**	**5 504**
As at 1 January 2004	**4 522**	**0**	**20 320**	**24 842**
Provision created in the period	29 822	2 970	0	32 792
Provision used in the period	0	0	0	0
Provision released in the period	(267)	0	(20 280)	(20 547)
As at 31 December 2004	**34 077**	**2 970**	**40**	**37 087**
Short-term - 2004	34 077	2 970	0	37 047
Long-term - 2004	0	0	40	40
Total provisions - 2004	**34 077**	**2 970**	**40**	**37 087**

Information on provisions for retirement benefit and other obligations is provided in note 30.

On 1 September 2005, the Parent Company and the Company Hotel Europejski w Warszawie S.A. (hereinafter: "HESA") executed, on the basis of mutual concessions, an agreement that amicably settles all disputes and serves as the basis for the final settlement of existing or potential claims concerning the Europejski Hotel in Warsaw.

Pursuant to the agreement concluded. Orbis S.A. paid PLN 29.000 thousand plus VAT to HESA, i.e. an aggregate gross amount of PLN 35.380 thousand (thirty five million three hundred and eighty thousand Polish zloty) using the funds secured in the provision.

Simultaneously to the execution of the above-mentioned agreement, the real estate of the Europejski Hotel was transferred to HESA.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Restructuring

Orbis S.A. has extensive plans concerning the establishment, by the year 2009, of a network of economy Etap Hotels comprising 23 hotels in Poland, including the construction of 15 hotels, taking one hotel under a management contract and transferring 7 existing hotels to the Etap brand.

Furthermore, the Company plans to develop a network of economy Ibis hotels. By the year 2009, the Ibis hotel network is to include 17 hotels. The development plan also provides for the construction of 4 new hotels, the purchase of 1 hotel and taking 1 hotel under a management contract, as well as for transferring 3 existing hotels to the Ibis brand.

Simultaneously, the Company is continuing the reorganization of its structure, a process which was commenced in 2004 and is scheduled for completion by the end of 2006. In this period, 5 regional centres are to be established and vested with powers to manage hotels in designated regions of Poland. In 2005, the organization of the Kraków region was completed. The process of creating regional centres is planned for completion by the end of 2006. Staff costs of liquidation related to the above process were assessed at PLN 2,301 thousand, i.e. the amount of the provision for restructuring created as at 31 December 2005 which is to be used by the end of 2006.

A provision for restructuring costs of PLN 50 thousand has been created to finalize the liquidation of the Europejski Hotel and related employment restructuring, which occurred in September 2005.
The above provision was used in the 1st quarter of 2006.

As part of the adopted strategy, the Company has been modernizing the Grand Hotel in Sopot. Modernization commenced in the 4th quarter of 2005 and is scheduled for completion by the end of 2006. The hotel will remain inoperational during the modernization period. The restructuring costs for which a provision has been created are estimated at PLN 781 thousand. The provision will be used by the end of 2006.

In connection with the reorganization of Novotel Centrum in Warsaw, the hotel that has recently been rendered operational, a provision of PLN 376 thousand was created for the costs of reorganizing the food & beverage department. The reorganization came to an end in 2005 and the related provision was used in January 2006.

In total, the costs of termination benefits paid to employees on account of restructuring amounted to PLN 6,450 thousand in 2005.

27. TRADE AND OTHER CURRENT PAYABLES

The table below presents trade payables:

	As at 31 December 2005	As at 31 December 2004
Trade payables	69 094	62 914
of which: amounts due to related parties	3 572	5 162
Prepaid supplies	6 456	0
Total trade payables	**75 550**	**62 914**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current payables are composed of the following items:

	As at 31 December 2005	As at 31 December 2004
Current payables	**27 151**	**22 368**
Taxes, customs duties, social security contributions and other benefits payable	13 770	12 547
Wages and salaries payable	2 542	2 153
Deposits received	1 481	0
Finance lease liabilities	1 889	399
Other liabilities	7 469	7 269
Prepayments and accrued expenses	**25 913**	**23 797**
Accrued expenses	13 148	12 372
liabilities to employees	6 429	5 775
franchise fees	111	0
public law liabilities	2 452	4 169
costs of non-invoiced services	4 077	1 984
travel agents' commissions	4	238
other	75	206
Deferred income	12 765	11 425
advances and downpayments	9 481	11 344
other	3 284	81
Other current payables, total	**53 064**	**46 165**

(all amounts are quoted in PLN thousands, unless otherwise stated)

28. FINANCE LEASE LIABILITIES OF THE LESSEE

Information on leased tangible assets is presented in note 9 to the consolidated financial statements

Finance lease liabilities	As at 31 December 2005	As at 31 December 2004
Finance lease liabilities, due within:		
one year	1 894	399
from 1 to 5 years	923	1 695
more than 5 years	0	0
Total finance lease liabilities	**2 817**	**2 094**
Less future interest	(105)	0
Present value of liabilities - minimum lease payments	**2 712**	**2 094**

Present value of liabilities - minimum lease payments	As at 31 December 2005	As at 31 December 2004
Structure of finance lease liabilities, due within:		
one year	1 889	399
from 1 year to 5 years	823	1 695
more than 5 years	0	0
Present value of liabilities - minimum lease payments, total	**2 712**	**2 094**

Operating lease liabilities presented off-balance-sheet have been described in note 9 to the consolidated financial statements.

The long-term portion of finance lease liabilities is presented in note 25 to the consolidated financial statements as other non-current liabilities. The short-term portion of finance lease liabilities is presented in other current liabilities (note 27).

The average effective interest rate applied to settle leases amounts to 13.5%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29. ACCOUNTING BY LESSOR

Orbis Transport Sp. z o.o. is engaged in a car leasing operations.

Gross receivables from finance leases	**As at 31 December 2005**	**As at 31 December 2004**
Gross receivables from finance leases, due within:		
one year	10 632	2 808
from 1 to 5 years	41 660	9 991
more than 5 years	0	0
Gross receivables from finance leases, total	**52 292**	**12 799**
Less future interest (unearned finance income)	(8 938)	(2 538)
Net investment in finance leases	**43 354**	**10 261**

Structure of net investment in finance leases	**As at 31 December 2005**	**As at 31 December 2004**
Structure of net investment in finance leases, due within:		
one year	8 281	1 671
from 1 year to 5 years	35 073	8 590
more than 5 years	0	0
Net investment in finance leases	**43 354**	**10 261**

The long-term portion of receivables from finance leases is presented in note 16 to the consolidated financial statements as other financial assets. The short-term portion of receivables from finance leases is presented in other current receivables (note 20).

Unguaranteed residual values to which the lessor is entitled as at 31 December 2005 amount to PLN 22,210 thousand, and to PLN 5,438 thousand as at 31 December 2004.

The average effective interest rate applied in lease settlements amounts to 13.5%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30. EMPLOYEE BENEFITS

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at 1 January 2004	40 467	33 524	6 943
Interest cost	1 527	1 275	252
Current service cost	2 106	1 781	325
Actuarial gains/losses	(5 778)	(5 028)	(750)
Increase in liabilities due to acquired control	1 980	1 016	964
Decrease in liabilities due to loss of control	2 342	0	2 342
Present value of liabilities - as at 31 December 2004	**42 644**	**32 568**	**10 076**
Carrying amount of liabilities - as at 31 December, 2004	**42 644**	**32 568**	**10 076**
of which:			
Carrying amount of non-current liabilities	37 131	28 067	9 064
Carrying amount of current liabilities	5 513	4 501	1 012

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at 1 January 2005	42 644	32 568	10 076
Interest cost	1 569	1 277	292
Current service cost	4 594	1 604	2 990
Actuarial gains/losses	(6 870)	(4 572)	(2 298)
Increase in liabilities due to acquired control	2 008	(379)	2 387
Decrease in liabilities due to loss of control	(33)	0	(33)
Present value of liabilities - as at 31 December 2005	**43 912**	**30 498**	**13 414**
Carrying amount of liabilities - as at 31 December 2005	**43 912**	**30 498**	**13 414**
of which:			
Carrying amount of non-current liabilities	38 387	27 868	10 519
Carrying amount of current liabilities	5 525	3 886	1 639
Total cost of future employee benefits recognised in the income statement	**8 171**	**2 502**	**5 669**

All the above costs have been recognized in the income statement, as described in note 4.2.1.

The principal actuarial assumptions are presented below:

Principal actuarial assumptions used	2005	2006	2007	2008 and subs.
- discount rate	4,94	4,94	4,94	4,94
- projected inflation	n.a	2,5	2,5	2
- projected future salary growth	n.a	1,25	1,25	1,25, from 2016 - 2

Provision for retirement benefit and other obligations:

Amounts of provisions for retirement benefit and other obligations are measured on the basis of an actuarial valuation.

As at 31 December 2005, the amount of the provision was measured on an individual basis, separately for each employee.

The calculation of an employee provision is based on the anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards which the Company is obligated to pay under the Departmental Collective Labour Agreement. The established amount is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood that a given person will reach retirement age as an employee of the Company and the likelihood that a given person will live to the date of payment of a jubilee award were determined by using the competing risk method which takes into account the following risks:

- possibility of dismissal from job;
- risk of total incapacity to work;
- risk of death.

The likelihood that an employee will resign from work of his own accord was assessed using the distribution function, taking into account the statistical data of Orbis S.A. and the statistical data in the possession of the actuary. The likelihood that an employee will resign from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of the latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee will become a disability pensioner was assessed on the basis of pttz2001 table through linear dependence. For a person aged 20 or below, the likelihood of the occurrence of an event leading to total incapacity to work equals 5% of the appropriate coefficient from the pttz2001 table. For a person aged 60 and more, this likelihood is 105% of the appropriate coefficient from the pttz2001 table.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at a level of 4.94%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

31. CONTINGENCIES

31.1 GUARANTEES GIVEN

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 12 months ended 31 Dec. 2005	Financial terms and other remarks
			Issued by Orbis S.A.			
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. to the bank under the bank borrowings agreement no. 2003/2/211/DDF dated 2 Aug. 2003	BHP PBK S.A. with its corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	30 Dec. 2006	0		Surety expired because the bank borrowings were repaid on 31 Dec. 2005
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. under a guarantee issued by the bank (guarantee no. 2/2000 dated Feb. 7, 2000, annex no. 1 dated Feb. 27, 2004)	Bank BPH S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	13 Apr. 2007	1 960		Validity date as per date of validity of declaration on submission to enforcement procedure
			Issued by PBP Orbis Sp. z o.o.			
Bank guarantee	PP Porty Lotnicze with corporate seat in Warsaw		18 Oct.2006	6		
Bank guarantee	Blue City Sp. z o.o.		31 Mar. 2009	10		
Bank guarantee	Gullivers Travel Associates		1 Sept. 2006	15		
Bank guarantee	Lufthansa German Airlanes		15 May 2006	33		
Bill of exchange	Kredyt Bank S.A.			4 500		
Bill of exchange	Polski Express Sp. z o.o in Warsaw			100		
			TOTAL:	6 624	0	
		Including sureties for borrowings or guarantees issued within the group		1 960	0	

(all amounts are quoted in PLN thousands, unless otherwise stated)

31.2 LEGAL CLAIMS

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Claim for declaration of invalidity of an administrative decision dated 24 June, 1955, refusing to grant to the former owners the right to temporary ownership of land constituting a real estate in Warsaw, at 29 Al.. Jerozolimskie avenue (presently numbered 35) - Novotel Centrum Hotel.		The House and Municipal Development Office, by virtue of the letter dated April 18,2002 informed about the pending proceedings for determination of invalidity of the administrative decision dated 24 June, 1995.	Applicants: A.J. Blikle and H.A. Helmerson Andrzejewska, Against Minister of Infrastructure; Participant: Orbis S.A.	The Voivodship Administrative Court dismissed the complaint of Orbis S.A. against the decision of the President of the Housing and Minicipal Development Office which upheld the former decision declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warswa refusing former owners the right to temporary ownership of the land located at 35 Jerozolimskie avenue. Orbis S.A. filed a last resort (cassation) appeal against this decision to the Supreme Administrative Court, applying for revocation of the appealed ruling in full and passing the case to be re-examined.
Claim for declaration on invalidity of an administrative decision dated 6 November, 1951, refusing to grant the right to temporary ownership of land constituting a real estate in Warsaw, at 26 Nowogrodzka street (Novotel Centrum Hotel), and declaring that the ownership right to all buildings located thereon has passed to the State Treasury.		By viritue of the letter dated 8 September, 1998, the Housing and Minicipal Development Office informed about launching the legal proceedings aimed at declaring invalidity of administrative decision dated 6 November, 1951.	Applicant: E. Slawińska&others; Parties: President of the capital city of Warsaw; Orbis S.A.	The Voividship Administrative Court issued a decision revoking the decision of the President of the capital city of Warsaw refusing to grant the right to perpetual usufruct of the land and the decision of the Mazowieckie voivod upholding the above-mentioned decision of the President. By virtue of a decision dated 2 February, 2006, the President of the capital city of Warsaw refused to grant the right to perpetual usufruct of the real estate located at 26, Nowogrodzka street in Warsaw to legal succession of the formet owner.
Payment of a fee for non-contractual use of the real estate located in Cracow at 11 Pijarska street (Francuski Hotel).	PLN 1 344 800 together with statutory interest as of the date of filing the claim until the date of payment	1) S., P., G., A. Marczak - claim delivered to Orbis S.A. in October of 2003; 2) A.M.Marczak - claim delivered to Orbis S.A. in June of 2004; 3) I.Kuc - claim delivered to Orbis S.A. in March of 2005; 4) J.Tabor, I.Ciapala - claim delivered to Orbis S.A. in March of 2006	Plaintiffs: S.Marczak; P.Marczak, G.Marczak, A.Marczzak, M. and A. Marczak, I.Kuc, E.Ciapała, J.Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of the claims. The Court issued a decision to combine the said four claims to be examined jointly and to identify them under a single case file. The date of hearing was set for 26 April, 2006.
Proceedings for joint and several reimbursement of necessary expenditure incurred by Orbis S.A. in respectof the tenement house at 11, Pijarska street in Cracow (Francuski Hotel).	PLN 1 541 346.56 together with statutory interest form 1 December, 2003.	29 November, 2004	Plaintiff: Orbis S.A., Defendants: S.Marcza, P.Marczak, G.Marczak, A.Marczak, M. and A.Marczak, I.Kuc, E.Ciapala, J.Tabor	The applicaiton of Orbis S.A. for issue of a decision to secure the claim by establishement of a mandatory mortgage up to the amount of PLN 1 541 346 on the real estate located at 11, Pijarska street has been seconded by the Court. Next, Orbis S.A. applied to the Court-Land and Mortgage Registry Division for entry of the mandatory mortgage in the land and mortgage register. The Court dismissed the motion since the State Treasury is entered as the owner of the real estate in its land and mortgage register, as despite having won the case for updating the land and mortgage register to the current legal situation, the co-owners failed to register their ownership rights. Orbis S.A. complained against this decision.

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings concerning declaration of invalidity of the decision issued by the Minister of Municipal Economy upholding the administrative decision of the Presidium of the Municipal Council dated 20 December 1961, refusing to grant to the former owner the right of temporary ownership of real estate comprising land located at ul. Krakowskie Przedmieście 5 in Warsaw (Bristol Hotel).		Notice by the Office for Municipal Housing and Urban Development by a letter dated 5 July 2002, concerning the pending proceedings on declaration of invalidity	Filing party: E. Raczyński (at present C. Raczyńska, W. Dembińska, W. Rey); against the Minister of Infrastructure, participant: Orbis S.A.	The Voivodship Administrative Court revoked the appealed decision of the Office for Municipal Housing and Urban Development and the preceeding decision of the said Office which refused to confirm the invalidity of the administrative decision dated 20 December 1961, as the former decision rejected the former owner's right of temporary ownership of the real estate comprising land located at ul. Krakowskie Przedmieście 5 in Warsaw. No last-resort appeal was filed against this motion with the Supreme Administrative Court. The matter will be re-examined by the authorities of the first instance.
Proceedings for invalidation of termination as a result of violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Hotel Europejski Branch in Warsaw and claim for compensation amounting to PLN 67.200 for termination of employment in violation of the law - however, at present all plaintiffs are modifying the value of their claims defining them at 3-times the sum of the last monthly salary		from July 2005 till the end of September 2005	Plaintiffs" approx. 130 employees of the liquidated Orbis S.A. Hotel Europejski Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. files for dismissal of all claims. At present, around half of the plaintiffs have withdrawn their suits and waived their claims.

32. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

32.1 RISK MANAGEMENT POLICY

The main areas of risk to which Orbis Group's companies are exposed include foreign exchange risk and interest rate risk, resulting from the volatility of money and capital markets, reflected in the balance sheet and in the income statement.
The Group does not pursue a uniform policy of financial risk management.
The Companies attempt to avoid unnecessary financial risk (defined as cash flow volatility) and limit the risk related to money and capital market volatility. This objective is implemented through identification, taking appropriate measures to limit the exposure and the active management of risk as well as evaluating and monitoring the costs of the Companies' debts.
Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board. Current responsibilities in the area of risk management are dealt with by the Risk Committee and special units established for this purpose.

32.2 INTEREST RATE RISK

Companies of the Orbis Group are exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event of a new debt being incurred or the existing debt being refinanced.

The Group does not apply hedge accounting.

32.3 CURRENCY RISK

The risk of changes in foreign exchange rates is important for the Orbis Group Companies due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of tourist and hotel services, part of which is denominated in foreign currencies, mainly EUR; moreover, supply-related purchases may also be effected in foreign currencies;
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies, mainly EUR;
- incurring foreign currency borrowings or borrowings denominated in a foreign currency, mainly EUR.

The presentation and functional currency of the Parent Company and majority of its subsidiaries is the Polish Zloty (PLN).
In order to reduce the risk of its currency exposure, the Group seeks first of all to use a natural hedging mechanism. Furthermore, derivative instruments, such as forwards, swaps and options, are also used for managing the risk. As at 31 December 2005 the Group did not use any derivative instruments to curb the currency risk.

The Group does not apply hedge accounting.

The Group does not use financial instruments for speculative purposes.

32.4 PRICE RISK

In its operations, the Orbis Group is exposed to the following price risk factors:

- competition – all areas of the Group's operations are highly competitive. The hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2005 thus bringing about pressure on the prices of hotel services. The travel agency market is highly fragmented, resulting in severe competition in the segment in particular in the area of outgoing tourism. There are numerous companies providing long and short-term car lease services. They compete on price and the range of services offered. Competition on international coach transport services depends on the destination.
- exchange rates - the EUR/PLN, USD/PLN and CHF/PLN exchange rate represents a significant factor of price risk in hotel operations, and in the area of incoming and outgoing tourism. A low rate of

(all amounts are quoted in PLN thousands, unless otherwise stated)

exchange of EUR against the Polish currency translates into a drop in PLN-denominated revenues from hotel operations, incoming traffic and short-term car rentals and, simultaneously, enhances the attractiveness of the offer of foreign outgoing traffic.

- fuel prices – fuel prices constitute a risk factor for international passenger traffic services.

32.5 CREDIT RISK

The credit risk to which the Group Companies are exposed may result from:

- credit risk following from the creditworthiness of financial institutions (banks, brokers) - hence cooperation with reputable financial institutions;
- creditworthiness of entities whose securities the Group acquires or invests in;
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and the large share of relatively small transactions in the total turnover;
- financial standing of entities to which the companies grants loans.

To minimize this risk, the Companies cooperate with reputable banks with a good financial standing and invest in bonds and certificates of deposit of large entities which enjoy strong financial standing (with assigned rating and guarantees). In the assessment of the Group Companies, the risk related to the clients does not differ from the average credit risk on the Polish market.

32.6 LIQUIDITY RISK

The Companies hedge liquidity through long-term, external long-term borrowings and by credit lines on current accounts.

Temporarily disposable cash is invested in safe short-term debt securities and bank deposits with maturity dates ranging from 1 to 3 months.

33. FUTURE CAPITAL COMMITMENTS

As at 31 December 2005, the Company had commitments under contracts concluded for the supply of equipment, rebuilding of floors, performance of the function of a substitute investor and preparation of design documents for the amount of PLN 46,311 thousand. The Company had commitments concerning the modernization of the Head Office building connected with design works and architects supervision, the execution of a fire prevention system in the building, repairs of floors and the facade amounting to PLN 439 thousand. The Company's commitments on account of preparatory contracts for initial, design and archaeological works connected with the construction of Etap Hotels amounted to PLN 18,528 thousand as at 31 December 2005.

Capital commitments of Orbis Transport Sp. z o.o. related to the purchase of PKS Tarnobrzeg and PKS Gdańsk Sp. z o.o.

The Group assumed the following commitments related to the purchased companies Tarnobrzeg Sp. z o.o. (agreement dated 21 April 2004) and PKS Gdańsk Sp. z o.o. (agreement dated 7 December 2004):

PKS Tarnobrzeg, Orbis Transport has been obligated to:

- preserve the number of employees employed as at the contract date for a period of 36 months. Reduction in the number of employees by way of notice may result in penalties being calculated in proportion to the lowest remuneration in the national economy;
- incur capital expenditure on property, plant and equipment of acquired companies with an aggregate value of PLN 3,000 thousand in the period of the first 3 financial years. This obligation has already been satisfied.

The payment of the price has been secured with a cap mortgage on the rights to perpetual usufruct of plots of land. The settlement of obligations is additionally secured by way of submitting to enforcement procedures pursuant to Article 777, §1, item 5 of the Code of Civil Procedures.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The contract of sale of PKS Gdańsk has obligated Orbis Transport to:

- provide employment for all the employees taken over for a period of 2 years as from the date of the contract. Failure to satisfy this obligation results in the calculation of penalties in proportion to the average remuneration in the national economy;
- incur capital expenditure on property, plant and equipment in the amount of PLN 6,000,000 until the year 2009.

The payment of the price and settlement of the remaining obligations have been secured by way of an ordinary combined mortgage established on the rights to perpetual usufruct of plots of land and ownership title to buildings as well as submitting to enforcement procedures pursuant to Article 777, §1, item 5 of the Code of Civil Procedures.

34. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, non-consolidated subsidiaries and associates listed in note 1.4.2 and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these Group financial statements, the following major related party transactions were executed:

- with Société d'Exploitation HOTEK POLSKA Sp. z o.o. (a company related to Accor S.A.) - revenues of PLN 985 thousand, including revenues from the management contract in the amount of PLN 742 thousand and costs of PLN 13,029 thousand, including license fee in the amount of PLN 9,824 thousand due to Société d'Exploitation HOTEK POLSKA Sp. z o.o.. In 2004, revenues totalled PLN 915 thousand, while the costs amounted to PLN 4,755 thousand. As at 31 December 2005 receivables on account of these transactions amounted to PLN 200 thousand, while as at 31 December 2004 – to PLN 378 thousand. The liabilities totalled PLN 2,939 thousand and PLN 2,709 thousand, respectively.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.) – in 2005 costs of access to the reservation services system totalled PLN 1,796 thousand (PLN 1,557 in 2004). Liabilities on account of this transaction amounted to PLN 311 thousand as at 31 December 2005, and PLN 347 thousand as at 31 December 2004.

No transactions involving the transfer of rights and obligations, either free of charge or against a consideration, were executed between the Group and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.;
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates;
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.1 REMUNERATION OF THE MEMBERS OF THE ISSUER'S GOVERNING BODIES

•

	For serving a function in governing bodies of:	
	Orbis S.A.	Subsidiaries, affiliates and associates
Management Board and Authorized Officers		
Jean Philippe Savoye	767	0
Krzysztof Gerula	631	51
Andrzej Szułdrzyński	623	48
Ireneusz Węgłowski	624	137
Yannick Yvon Rouvrais	629	310
Alain Billy	471	110
Jolanta Wojciechowska de Cacqueray	335	250
Lidia Mieleszko	492	0
Supervisory Board		
Claude Moscheni	52	0
Christophe Guillemot	38	0
Michael Flaxman	38	0
Denys Sappey	38	0
Erez Boniel	35	0
Michael Harvey	38	0
Paweł Dębowski	18	0
Janusz Rożdżyński	38	0
Sabina Czepielinda	38	0
Andrzej Przytuła	38	0
	Post-employment benefits	
Maciej Grelowski	279	0

Since one of the members of the Management Board ceased to perform his function, the Company created a provision for the post-employment benefit granted in the amount of PLN 994 thousand and included it in the costs of 2005.

The notes below relate to transactions within subsidiaries, associates and with the Accor Group.

34.2 SALES OF GOODS AND SERVICES

	2005 (current year)	2004 (preceding year)
Net sales of services		
- to the companies of the Accor Group	1 997	1 022
- to subsidiaries	153	0
- to associates	4 466	4 816
Total sales	**6 616**	**5 838**

The data relates to the non-consolidated companies listed in note 1.4.2 and Accor S.A.

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.3 PURCHASES OF GOODS AND SERVICES

This note relates to transactions/balances with the companies of the Orbis S.A. Group.

	2005 (current year)	2004 (preceding year)
Purchases of services		
- from the companies of the Accor Group	15 809	13 396
- from subsidiaries	9	0
- from associates	3	90
Total purchases of goods and services	**15 821**	**13 486**

The data relates to the non-consolidated companies listed in note 1.4.2 and Accor S.A.

34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at 31 December 2005	As at 31 December 2004
Trade receivables	**554**	**1 000**
- from companies of the Accor Group	490	505
- from subsidiaries	8	425
- from associates	56	70
Other receivables	**242**	**242**
- from associates	242	242
Total receivables	**796**	**1 242**
Trade payables	**3 572**	**5 162**
- to the companies of the Accor Group	3 572	3 413
- to subsidiaries	0	1 589
- to associates	0	160
Other payables	**0**	**213**
- to associates	0	213
Total payables	3 572	5 375

The data relates to the non-consolidated companies listed in note 1.4.2 and Accor S.A.

No write-downs of receivables were recorded in the period under analysis.

35. EVENTS AFTER THE BALANCE SHEET DATE

On 23 January 2006, Monitor Sądowy i Gospodarczy no. 16 published a notification on the registration of the ORBIS Tax Group. On 28 September 2005, Orbis S.A. together with the companies Hekon Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. concluded an agreement on the establishment of the Tax Group which was registered in the Tax Office. The provisions of the agreement will bind the parties to this agreement until 31 December 2008. As regards the obligations arising from tax regulations, the Tax Group is represented by Orbis S.A. The objective underlying the establishment of the Tax Group is to streamline the settlements of income tax.

(all amounts are quoted in PLN thousands, unless otherwise stated)

36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of results in cash flows from operating activities:

The **change in inventories** presented in the cash flow statement equals the balance-sheet change in the balance.

	2005 (current year)	2004 (preceding year)
Balance-sheet change in receivables and prepayments	**(18 301)**	**(6 860)**
compensation of loan	(265)	(277)
other	(3 079)	749
Change in the cash flow statement	**(21 645)**	**(6 388)**
Balance-sheet change in current liabilities	**19 535**	**(3 811)**
calculated interest on bonds	(6 164)	(6 728)
paid interest on bonds	6 606	6 437
capital commitments	(8 321)	0
purchase of financial non-current assets	0	12 136
expenditure for acquisition of interests in related parties	0	24 247
other	81	(805)
Change in the cash flow statement	**11 737**	**31 476**
Other adjustments	**(83 081)**	**(39 317)**
revaluation of non-current assets	(68 018)	(44 237)
change in the value of other financial assets	(26 559)	(5 202)
commission on bank borrowings - settlement	752	295
valuation of investments	(52)	(505)
adjustment of settlement of SWAP financial instrument	14 028	14 691
result on operations of exchange offices	(1 156)	(1 028)
opening balance - UAB Hekon	0	(6 221)
other	(2 076)	2 890
Change in the cash flow statement	**(83 081)**	**(39 317)**

37. OTHER INFORMATION

A tax control was performed in PBP Orbis by the Second Mazowsze Tax Office in Warsaw on 10 – 16 February 2005. The control reviewed the justification for the refund of VAT for November 2004. No faults were identified in the course of the control. No tax controls were performed in other companies of the Group.

The tax authorities may control books of accounts and tax settlements within a period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax together with penalties and interest. In the opinion of the Management Board, there are no circumstances that would indicate the existence of significant liabilities in this respect.

Capital Group Orbis

Director's report on operations of the Capital Group Orbis as at December 31, 2005

Orbis

Directors' Report
on the operations of the Orbis Group
for 2005

Orbis

2 June 2006

TABLE OF CONTENTS

TABLE OF CONTENTS 2

1. COMPANIES FORMING THE ORBIS GROUP 3

1.1 Orbis Group *3*

1.2 Description of consolidated companies forming the Orbis Group *4*
1.2.1 Orbis S.A. 4
1.2.2 Hekon-Hotele Ekonomiczne S.A. 7
1.2.3 UAB Hekon S.A. 8
1.2.4 PBP Orbis Sp. z o.o. 8
1.2.5 Orbis Transport Sp. z o.o. 9
1.2.6 Orbis Casino Sp. z o. o. 11

1.3 Changes in the Group's structure *12*

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN THE FACTORS 13

2.1 External factors *13*
2.1.1 Macroeconomic factors 13
2.1.2 Market trends 13
2.1.3 Legal environment 16

2.2 Internal factors *17*
2.2.1 Strategy of the Orbis Hotel Group 17
2.2.2 Investment program 17
2.2.3 Legal matters 19
2.2.4 Employment and payroll related expenses 19
2.2.5 Other significant internal factors 21

3. FINANCIAL RESULTS OF ORBIS GROUP 22

3.1 Income statement *22*
3.1.1 Income statement of the Orbis Group 22
3.1.2 Income statements of companies from the Orbis Group 24

3.2 Operating results of companies from the Group *24*
3.2.1 Orbis Hotel Group 24
3.2.1.1 Orbis S.A. 25
3.2.1.2 Hekon-Hotele Ekonomiczne S.A. 26
3.2.2 UAB Hekon 27
3.2.3 PBP Orbis Sp. z o.o. 28
3.2.4 Orbis Transport Sp. z o.o. 28

3.3 Balance sheet *29*
3.3.1 Balance sheet of the Orbis Group 29
3.3.2 Balance sheets of companies from the Orbis Group 30

3.4 Cash flows *33*
3.4.1 Cash flows in the Orbis Group 33
3.4.2 Cash flows of companies from the Orbis Group 33
3.4.2.1 Cash flows of Orbis S.A. 33
3.4.2.2 Cash flows of Hekon-Hotele Ekonomiczne S.A. 34
3.4.2.3 Cash flows of UAB Hekon 35
3.4.2.4 Cash flows of PBP Orbis Group 35
3.4.2.5 Cash flows of the Orbis Transport Group 36

4. ANALYSIS OF FINANCIAL STATEMENTS RATIOS 37

4.1 Profitability ratios *37*
4.2 Efficiency ratios *37*
4.3 Financing ratios *38*
4.4 Other efficiency ratios *39*

5. EVENTS AFTER THE END OF PERIOD 39

6. INFORMATION CONCERNING THE COMPANY LICENSED TO AUDIT THE FINANCIAL STATEMENTS 40

7. PLANS OF COMPANIES FROM THE GROUP FOR SUBSEQUENT PERIODS 40

1. COMPANIES FORMING THE ORBIS GROUP

1.1 Orbis Group

As at 31 December 2005, Orbis S.A. directly held shares/interests in the following companies:

Table 1 Companies forming the Orbis Group

Name, legal status and corporate seat	Share capital, in PLN	% share of the parent company in share capital	% share of the parent company in the no. of voting rights at the GM	Business operations
Subsidiary companies				
PBP "Orbis" Sp. z o.o.[1] Warszawa	16,453,900	95.08	95.08	Travel agent – retail and tour operator's services
ORBIS Transport Sp. z o.o.[2] Warsaw	14,429,300	98.3	98.3	Passenger transport, rent and lease of vehicles
WT WILKASY Sp. z o.o. Wilkasy	1,650,000	100	100	Hotel services, catering services, recreation
Hekon-Hotele Ekonomiczne S.A. Warsaw	300,000,000	100	100	Hotel services, catering services
Orbis Kontrakty Sp. z o.o. Warszawa	100,000	80	80	Organization of purchases for hotels managed by partners
Associated companies				
Orbis Casino Sp. z o. o. Warsaw	4,800,000	33.33	33.33	Casinos and game parlours
PH Majewicz Sp. z o.o. Bydgoszcz	2,202,500	49	49	Hotel services and catering services

Moreover, Orbis S.A. holds minority interests taken up as a result of debt conversion, or in the companies without any prospects of development. The following companies fall into this category: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Rena Kord S.A. in bankruptcy, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation. Furthermore, Orbis S.A. held shares in POLORBIS Reiseunternehmen GmbH in Cologne. On 13 March 2005 POLORBIS was deleted from the commercial register.

The Company's investment portfolio comprises investments of a strategic, commercial and restructuring nature. The latter category includes minority interests.

The **strategic portfolio** consists of shares and interests in the following companies:

a) **Hekon – Hotele Ekonomiczne S.A.** – the Company managing hotels which operate under two Accor brands: eight two-star Ibises and two Novotels. The financial standing of the Company is stable. The hotels report a growth in sales and high operating efficiency.

b) **Polskie Biuro Podróży Orbis Sp. z o.o.** and **Orbis Transport Sp. z o.o.** - daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. The complementary nature of both these companies' business activities with the business of Orbis S.A. predetermines mutual benefits derived by all the three entities cooperating on an arms' length basis at operational level. Each of the daughter companies has a steady market position which is mirrored in the stable financial results.

c) **Orbis Kontrakty Sp. z o.o.** – the Company founded on 24 January 2005 (registered on 14 February 2005) together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organizing

[1] Following the redemption of 1,219 shares from net profit without a decrease in the share capital in 2001, the registered share capital amounts to PLN 16,453,900 and is divided into 163,320 with a value of PLN 100 each.
[2] Following the redemption of 3,510 shares from net profit without a decrease in the share capital in 2002, the registered share capital amounts to PLN 14,429,300 and is divided into 140,783 shares with a value of PLN 100 each.

purchases for hotels managed by partners. The Company's operations, commenced in April 2005, are aimed at streamlining the operating expenses of each partner and, therefore, the effects of the hotels managed by them.

The **commercial portfolio** consists of shares and interests in the following companies:

a) **Orbis Casino Sp. z o.o.**: a Company founded in 1989 and at present running 9 casinos and 4 game parlors located, except for the casino in the Business Centre in Łódź, in leased premises in Orbis S.A. hotels. Orbis Casino is a leading edge company - next to ZPR S.A. and Casinos Poland - on the market of gambling, mutual bets and slot machines. The Company's financial standing is stable.

b) **Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.** - a company established for a limited period of time, until 31 December 2007, as a result of a composition agreement executed by Orbis S.A. in 1993 with the heirs of the owners of the Pod Orłem hotel in Bydgoszcz. Orbis S.A. concluded a contract for the management of this hotel for the same period of time, the contract was further replaced, as of January 2001, by a franchising agreement for a corresponding term. The continuation of the Company's business activities is not threatened.

c) **Wioska Turystyczna WILKASY Sp. z o.o.** (formerly PORT SILNOWA Sp. z o.o.): a Company running a leisure centre. The Company offers accommodation and catering services, conference and recreation facilities in the region of the Great Masurian Lakes, which is complementary with respect to the offer of Orbis S.A. in Mrągowo.

As at the reporting date the value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 475,363.98 thousand and was PLN 2,364.5 thousand lower than at the 2004 closing date. The shares and interests held in the companies: BWE S.A., Polskie Hotele Sp. z o.o., Rena Kord S.A., Tarpan Sp. z o.o., Walewice Sp. z o.o. are fully written-down and their carrying value amounted to zero as at 31 December 2005.

1.2 Description of consolidated companies forming the Orbis Group

The consolidated financial statements of the Orbis Group comprise:

- aggregate financial statements of all organizational units forming the Company Orbis S.A., maintaining separate accounting books;
- financial statements of the PBP Orbis Group and financial statements of the ORBIS Transport Group, which have been consolidated under the acquisition accounting method;
- financial statements of Hekon - Hotele Ekonomiczne S.A. and UAB Hekon – a subsidiary of Hekon S.A., which have been consolidated under the acquisition accounting method;
- an associated company Orbis Casino Sp. z o.o., consolidated under the equity method.

1.2.1 Orbis S.A.

Orbis Spółka Akcyjna, a joint-stock company with its seat in Warsaw was established as a result of transformation of the State-Owned Enterprise Orbis on the basis of Act of 13 July 1990, on the Privatization of State-Owned Enterprises (Official Journal of Laws of 1990, No 51, item 298, as further amended).
On 17 December 1990, a notary's deed of transformation of the state-owned company Orbis into joint stock company fully owned by the State Treasury was drafted /Notary's Deed, Rep. A No 1882/1990/.

On 9 January 1991, the District Court for the Capital City of Warsaw, XVI Business Department issued a decision on entering the Company in the Commercial Register (RHB 25134).

On 28 June 2001, the District Court for the Capital City of Warsaw, XIX Business Department of the National Court Register entered Orbis Spółka Akcyjna in the Register of Businesses.

Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw, presently the XII Business Department of the National Court Register (KRS).

The Company operates on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on 10 February 2005 /Notary's Deed. Rep. A No 612/2005/.

The Company's business operations includes, among others:

- provision of hotel accommodation and catering services and the provision of ancillary services;
- organization and servicing of domestic and international tourism;
- coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events together with ancillary services;
- management of foreign hotels within the framework of management systems operated by the Company;
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport;
- provision of transport services, including lease of transport vehicles and organization of transportation by own transport vehicles;
- foreign trade operations, in particular in areas related to the Company's core business;
- sale of domestic and foreign products and goods;
- provision of services and conducting business operations in training, investment and information technology.

As at 31 December 2005, the structure of Orbis S.A. comprised 49 hotel branches operating hotels located in 29 towns, cities and resorts in Poland, with a total of 9,231 rooms. Compared to 2004, the number of rooms went down as a result of reinstating the Europejski Hotel to the heirs of the owners and the liquidation of the Solec, Wanda, Tranzyt and Reda branches on 31 October.

Chart 1 Room structure per brand



Orbis S.A.
3,6%
3,7%
30,3%
43,0%
19,3%
Orbis Hotel Group
10,6%
3,0%
4,8%
28,8%
35,0%
17,9%
Holiday Inn
Sofitel
Novotel
Mercure
Orbis Hotels
Ibis

The Tranzyt and Reda hotels will once again be operational after completion of the modernization works connected with their conversion into the Etap brand hotels, while a new Etap will be constructed in the vicinity of the former Wanda hotel, on the plot of land owned by Orbis S.A. A new Etap will be erected on the site of the demolished Solec hotel. The plot of land together with the Wanda hotel has been sold.[3] Since

[3] More details on this issue in point 2.2.7 Other Significant Internal Factors.

November 2005, the Grand hotel in Sopot has been inoperational due to the modernization works. After completion of the works, this hotel will join the Group as an upper-scale Sofitel-brand hotel.

The hotels operate under the following brands: Sofitel, Novotel and Mercure as well as Orbis hotels and Holiday Inn. Moreover, Orbis S.A. manages two hotels under a management contract: the Mercure Fryderyk Chopin in Warsaw and the Sofitel Dorint in Wrocław. Orbis S.A. has also executed a franchising agreement with PH Majewicz which operates the Pod Orłem hotel in Bydgoszcz. The Company's hotels offer comprehensive catering services, have professionally equipped conference rooms and Business Centres, with recreational facilities and a spa. This potential ranks the Orbis hotel network first in Poland and Central and Eastern Europe. The Orbis Group occupies 208th place on the list of the 500 largest companies in Poland, published annually by the daily *Rzeczpospolita*. Hotels managed by Orbis S.A., Hekon-Hotele Ekonomiczne S.A. (described in point 1.2.2) and UAB Hekon (described in point 1.2.3), also on the basis of management contracts, jointly form the Orbis Hotel Group encompassing 63 hotels.

The list of Orbis S.A. shareholders, determined as at 31 December 2005 on the basis of the notification specified in Article 69 of the Act on Public Offering and Conditions of Introducing Financial Instruments into Governing Organized Trading and Public Companies was as follows:

Table 2 Company's Shareholders

Shareholder	Share in the share capital
Accor S.A. (including a subsidiary company of Accor S.A. – Société d'Exploitation HOTEK Sp. z o.o. - 4.99%)	40.57%
ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny	5.89%
BZ WBK AIB Asset Management S.A. - customers under the management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	5.67%
Commercial Union OFE BPH CU WBK	5.08%

In the period January – December 2005, the Company's share prices fluctuated between PLN 21.70 – PLN 33.10. The spread between the highest and the lowest price amounted to PLN 11.40, i.e. 52.5% of the lowest quotation. From July 2005, Orbis share prices followed an upward trend, adjusted at the beginning of November to again continue the upward trend. In 2005 the average daily trading volume in Orbis shares amounted to 54,721 shares.

Chart 2 Orbis S.A. and WIG-20 index quotations during the period January–December 2005



pln
Orbis S.A.
WIG-20
pkt
34,0
33,0
32,0
31,0
30,0
29,0
28,0
27,0
26,0
25,0
24,0
23,0
22,0
21,0
20,0
2 750
2 650
2 550
2 450
2 350
2 250
2 150
2 050
1 950
1 850
1 750
1 650
1 550
1 450
03.01 11.01 19.01 27.01 04.02 14.02 22.02 02.03 10.03 18.03 30.03 07.04 18.04 26.04 05.05 13.05 23.05 01.06 09.06 17.06 27.06 05.07 13.07 21.07 29.07 08.08 17.08 25.08 02.09 12.09 20.09 28.09 06.10 14.10 24.10 02.11 10.11 21.11 29.11 07.12 15.12 23.12

In the period from 1 January 2005 to 31 December 2005, the Company's managing and supervising bodies were composed of the following members:

Body	Function	Name and surname
Management Board	President	Jean Philippe Savoye
	I Vice-President	Krzysztof Andrzej Gerula
	Vice-President	Andrzej Bobola Szułdrzyński (to 31 December 2005)
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Alain Billy (to 10 June 2005, from 14 March 2006)
	Member	Jolanta Wojciechowska de Cacqueray (from 10 June 2005 to 14 March 2006)
Supervisory Board	Chairman	Claude Moscheni
	Deputy Chairman	Erez Boniel
		Sabina Czepielinda
		Paweł Dębowski
		Michael Flaxman
		Christophe Guillemot
		Michael Harvey
		Andrzej Przytuła
		Janusz Rożdżyński
		Denys Sappey

1.2.2 Hekon-Hotele Ekonomiczne S.A.

Hekon – Hotele Ekonomiczne S.A. was established on 19 February 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw.

The Company was registered in the Register of Businesses of the National Court Register (KRS) under the number 0000113855 on 21 May 2002, by the District Court for the Capital City of Warsaw.

Since 31 October 2003, Hekon S.A. has been wholly owned by Orbis S.A.

The Company's business operations include:

- hotel and catering services;
- construction and furbishing works;
- purchase, sale and lease of real property.

In 2005, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Yannick Rouvrais
	Members	Alain Billy (to 31 July 2005)
		Jolanta Wojciechowska de Cacqueray (from 22 June 2005 to 14 March 2006)
Supervisory Board	Members	Jean-Philippe Savoye (from 22 June 2005)
		Andrzej Szułdrzyński (to 22 June 2005)
		Krzysztof Gerula
		Marta Kuniszyk (secretary)

The Company runs 10 hotels offering an aggregate 1,513 rooms. The hotels, located in 7 towns and cities in Poland, operate under the Ibis (8) and Novotel (2) brands. Additionally, since 1 August 2005 the Company has managed the Ibis Stare Miasto hotel in Warsaw under a management contract. Ibis hotels managed by the Company have the largest share in the networked economy hotels segment in Poland.

Hekon S.A. is the parent company of UAB HEKON, a wholly owned company established under the laws of Lithuania in October 2003 under the name of UAB HEKON for the purposes of leasing, equipping and operating a Novotel-branded hotel in Vilnius. The Company is described in point 1.2.3.

1.2.3 UAB Hekon S.A.

UAB Hekon – a wholly owned company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A. and registered on 13 January 2003 with the number UĮ 03-12. The Company was established to operate Novotel Vilnius hotel in Vilnius which was opened on 1 April 2004. The Novotel Vilnius is the first hotel of the Orbis Hotel Group to be located abroad.

No Management Board or Supervisory Board has been appointed in the company. Since November 2003, the function of managing director has been performed by Mr. Yannick Rouvrais.

UAB Hekon does not hold any shares or interests in other companies.

1.2.4 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on 7 June 1993, by Orbis S.A. and Bank Turystyki S.A. On 15 June 1993, the Company was registered in section B, no RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Business Department. On 20 September 2001, the District Court for the Capital City of Warsaw, XX Business Department of the National Court Register registered the Company in the Register of Businesses (KRS) No. 0000046253.

As at 31 December 2005, the shareholders included:

Table 3 Company's shareholders

Shareholder's name	Share in the share capital
Orbis S.A.	95.080%
448 natural persons	4.911%
Biuro Podróży "Zbigniew"	0.009%

The Company's business operations includes, above all:

- organizing and servicing domestic and international tourism;
- coordinating, organizing and servicing congresses, gatherings and conferences;
- agency services in the area of booking and sale of shipping documents by Polish and foreign carriers in domestic and international travel;
- providing transport services, including lease of transport vehicles, organizing transportation by own transport vehicles;
- sale and purchase of foreign currencies;
- retail trade.

In 2004, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Grzegorz Prądzyński
	Vice-President	Jerzy Sułowski
	Member	Piotr Gliński
Supervisory Board	Chairman	Krzysztof Gerula
	Deputy-Chairman	Joanna Jatczak (to 28 September 2005)
	Deputy-Chairman	Jolanta Wojciechowska de Cacqueray (from 28 September 2005 to 14 March 2006)
	Member	Justyna Pasierbska-Burzyńska

As at the reporting date, the organizational structure of the Company included 22 units which prepare their own balance sheets, including the Head Office, the Foreign Tourism Office, and 20 Regional Branches.

As at 31 December 2004, PBP Orbis Sp. z o.o. held shares in the following domestic and foreign companies:

Table 4 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status versus PBP Orbis	Business operations
Orbis Polish Travel Bureau Inc. New York	88%	Subsidiary	Travel agent
Dom Polski S.A. Ostrawa	1%		Hotel and catering services
First Travel GmbH (in liquidation) Dusseldorf	1%		Travel agent
ORBIS Transport Sp. z o.o. Warsaw	0.185%		Transport
Tarnowska Agencja Rozwoju Regionalnego Tarnów	0.08%		Publishing house

On 30 December 2005 the Company disposed of the entire block of shares in INTER Bus Sp. z o.o. to ORBIS Transport Sp. z o.o., which was the only change to the Company's shareholding in other companies in 2005.

1.2.5 Orbis Transport Sp. z o.o.

Orbis Transport was founded on 28 June 1993 by Orbis S.A. and Bank Turystyki S.A. On 1 July 1993, the Company was registered under section B, no RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw. XVI Business Department. On 11 September 2001, the District Court for the Capital City of Warsaw. XX Business Department of the National Court Register registered the Company in the Register of Businesses (KRS) No 0000037337

As of 31 December 2005, the shareholders of Orbis Transport Sp. z o.o. included:

Table 5 Company's shareholders

Shareholder's name	Share in the share capital
Orbis S.A.	98.295%
185 natural persons	1.158%
Chrobot Reisen	0.362%
PBP Orbis Sp. z o.o.	0.185%

The Company's business operations include:

- domestic and foreign transportation services;
- rental and lease of cars;
- agency services in the provision of tourist, hotel and transportation services;
- servicing motor vehicles, parking services;
- passenger transport - bus transport on regular routes;
- trading activities including resale of cars and spare parts;
- agency and representation services;
- organizing tourism;
- exports and imports of goods and services.

In 2005, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Jan Sidorowicz
	Vice-President	Jerzy Majewski (from 25 April 2005)
Supervisory Board	Chairman	Andrzej Szułdrzyński
	Members	Aldona Cypryszewska-Olczyk (to 28 October 2005)
		Jolanta Wojciechowska de Cacqueray (from 28 October 2005 to 14 March 2006)
		Gabriel Bąkiewicz

The Company's organizational structure comprises three departments: coach transport, short-term car rental and leases, served by the Head Office and 22 Car Rental Points in Warsaw, Gdańsk, Katowice, Kraków, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin, Wrocław and Bydgoszcz.

At the end of reporting period, the company held interests in the following business units forming the **ORBIS Transport Group**:

Table 6 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status versus Orbis Transport	Business operations
AutoORBISbus France Sarl Paris	100%	Subsidiary	Sale of coach tickets
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100%	Subsidiary	Coach transport
PKS Gdańsk Sp. z o.o. Gdańsk	100%	Subsidiary	Coach transport
Capital Parking Sp. z o.o. Warsaw	68%	Subsidiary	Parking services
INTER Bus Sp. z o.o. Warsaw	70.58%	Subsidiary	Sale of coach tickets

Changes in shares/interests in other companies:

- PKS Tarnobrzeg sp. z o.o. – as a result of a decision of the Meeting of the Company's Shareholders of 25 February 2005, the Company's share capital was increased by PLN 636 thousand (registered in the National Court Register on 12 May 2005), and by an additional PLN 35 thousand by a resolution of the Meeting of Shareholders held on 20 May 2005 (registered in the National Court Register on 9 June 2005). As a result, the Company's share capital as at 31 December 2005 amounted to PLN

7,951.5 thousand. The new shares in the increased share capital were taken up by the current shareholder, Orbis Transport Sp. z o.o.

- PKS Gdańsk sp. z o.o. – as a result of the decision of the Meeting of the Company's Shareholders, in April 2005 the share capital was increased by PLN 2,805 thousand (registered in the National Court Register on 15 April 2004) and, following subsequent decisions of the Meeting of Shareholders dated 12 September 2005 and 30 December 2005, by PLN 656.5 thousand (registered in the National Court Register on 30 September 2005) and by PLN 882 thousand (registered in the National Court Register on 18 January 2006). As at 31 December 2005, the last increase in the share capital was not registered in the National Court Register, hence, as at the end of 2005, the share capital of PKS Gdańsk amounted to PLN 12,515.5 thousand. All the new shares were taken up by present shareholder ORBIS Transport Sp. z o.o.
- "INTER Bus" Sp. z o.o. – by virtue of the decision of the Extraordinary Meeting of the Company's Shareholders, on 14 December 2005, the share capital was increased by PLN 25.5 thousand up to PLN 51 thousand by creating 51 new shares with a nominal value of PLN 500 per share (registered in the National Court Register on 21 February 2006). The new shares were taken up by ORBIS Transport Sp. z o.o. (36 shares) and by Mr. Michał Sandecki (15 shares). As at 31 December 2005, the increased share capital was not registered in the National Court Register. On 30 December 2005, ORBIS Transport repurchased 16 shares in the company from PBP Orbis Sp. z o.o. for PLN 8 thousand, thus increasing its share in the share capital of INTER Bus to 70.58%.

1.2.6 Orbis Casino Sp. z o. o.

Orbis Casino Sp. z o.o. was founded on 28 April 1989, by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Business Department. On 22 October 2002, the Company was entered in the Register of Businesses maintained by the District Court for the Capital City of Warsaw, XX Business Department of the National Court Register under the number KRS 0000135406.

As of 31 December 2005, the Company's shareholders include:

Table 7 Company's shareholders

Shareholder's name	Share in the share capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The Company's business operations include predominantly:

- conducting activities connected with games of chance, mutual bets and slot machines;
- catering services.

In 2005, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Wojciech Szwedkowicz
	Members	Zofia Maruszyńska
		Jacek Sabo
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Maciej Grelowski (to 8 June 2005)
		Andrzej Szułdrzyński (from 8 June 2005)
		Agnieszka Benbenek (to 31 January 2005)
		Zbigniew Benbenek (from 31 January 2005)
		Aleksandra Kołodziejczyk
		Wiesław Król

Governing body	Function	Name and surname	
		Teresa Jurzyk	(to 31 January 2005)
		Krzysztof Dąbrowski	(from 31 January 2005)

In the reporting period, the Company operated 9 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in each of: Sopot, Szczecin, Katowice, Kraków, Gdańsk and Poznań), and one in the Łódź Business Centre as well as 4 slot machine parlours in Orbis S.A. hotels (Warsaw, Płock, Łódź and Poznań).

As at 31 December 2005, the Company held shares/interests in the following companies:

Table 8 Shares and interests in other companies

Name, legal status and seat	% share in the share capital w %	Business operations
Bingo Centrum Sp. z o.o. Katowice	33.29%	Activities connected with games of chance, mutual bets
Bookmacher Sp. z o.o. Poznań	22.22%	Activities connected with games of chance, mutual bets

1.3 Changes in the Group's structure

The changes that occurred in the ownership structure of the Orbis Group in the reporting period consisted of:

- Acquisition by Orbis S.A., on 24 January 2005, of 80 equal and indivisible shares of PLN 1,000 each in Orbis Kontrakty Sp. z o.o. with a share capital of PLN 100,000. The remaining 20 shares were acquired by a subsidiary of Orbis S.A., i.e. Hekon - Hotele Ekonomiczne S.A.
- Disposal by Orbis S.A. (as a result of implementing an agreement dated 3 March 2005) of 2000 shares in Globis Poznań Sp. z o.o. and 25 shares in Globis Wrocław Sp. z o.o., which accounts for 25% each of the share capital of these companies and entitles to 25% voting rights at the General Meeting of Shareholders of each company, for a total of PLN 2,012,500, being equal to their nominal value and the value disclosed in the accounting books of Orbis S.A. Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. were not consolidated within the Orbis Group.
- Increase in the share capital of BWE S.A. from PLN 35,187,450 to PLN 55,187,450 by way of a new issue of M and N series shares, approved by the Extraordinary General Meeting of the Bank on 7 January 2005 and registered on 31 January 2005 (of PLN 11,000,010) and on 5 April 2005 (of PLN 9 million). Orbis S.A. did not take up any of these shares, as a result of which its share in the share capital and the number of voting rights at the GM went down.
- On completion of liquidation, deletion – on 23 November 2005 – of PPTE Diament S.A. in liquidation from the Register of Businesses from the National Court Register.
- Increase in the share capital of the subsidiaries of ORBIS Transport: PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. – described above in the section on ORBIS Transport.
- Repurchase, on 30 December 2005 by ORBIS Transport from PBP Orbis Sp. z o.o. of 16 shares in the Company INTER Bus for PLN 8 thousand and, thus increasing the share held by ORBIS Transport in the share capital to 70.6%.

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN THE FACTORS

2.1 External factors

2.1.1 Macroeconomic factors

Economic growth. According to preliminary estimates, in 2005 the gross domestic product was 3.2% higher in real terms compared to the preceding year (in 2004 the GDP growth amounted to 5.3%). The GDP is forecasted by the Ministry of Finance to grow at a level of 104.5%-104.6% in the years 2006-2007.

Trade. Foreign trade had an advantageous impact on the rate of economic growth. Although the Polish zloty strengthened, exports dynamics remained at quite a high level which, coupled with a slow-down in the imports dynamics, which resulted in an improvement in the negative foreign trade balance. As forecasted by the Ministry of Finance, the balance of payments' deficit will amount to 2.0-2.5% of GDP in the two coming years.

Labour market. The situation on the labour market has improved. In 2005, the employment level went up by 1.9% compared to 2004. A rise in the level of employment was reported in the services and in the manufacturing sections. The drop in the number of unemployed persons was greater than in 2004, the unemployment rate amounted to 17.6%. The forecasts prepared by the Ministry of Finance provide for a decline in the unemployment rate, down to 16.9% in 2006 and to 14.9% in 2007.

Average annual price growth. In 2005, the average annual growth in consumer prices stood at 2.1% and was lower than in 2004 (3.5%). The inflation level projected for the years 2006-2007 is 1.6%-1.9%.

2.1.2 Market trends

Arrivals in Poland. In 2005 the reported number of foreigners arriving in Poland totalled 64.4 million (i.e. 4.1% more than in 2004), of which approx. 15.2 million were tourists (up 6.4%).

Chart 3 Tourists' arrivals in Poland in 2004 and 2005


6000
5000
4000
3000
2000
1000
0
5 230
5570
4 500
4710
1 790
2015
1 775
1740
995
1165
Germany
Russia, Ukraine, Byelorussia
EU 15 (without Germany)
New EU memebers states
The rest of the world
Jan.-Dec. 2004
Jan.-Dec. 2005

The analysis of changes in incoming traffic according to country of origin indicates a considerable growth (9%) in arrivals from Germany, resulting predominantly from intense frontier trade in the 1st quarter of 2005. The increase in the number of arrivals from the other "15 EU" member states amounted to 12.6%. A significant growth (of over 20%) was reported in the number of arrivals from Canada, Australia, Malta, Ireland, Cyprus, Great Britain, Spain, the Netherlands, South Korea., Turkey, Croatia, Japan, USA and Israel and a smaller growth (of 10%-20%) in traffic from: Romania. the Ukraine. Hungary, Bulgaria, Greece, France, Russia, Moldavia and Italy. On the other hand, traffic from Luxembourg, Slovakia, the Czech Republic, Switzerland, Latvia. Kazakhstan. Estonia. Finland and Denmark went down.

In 2005, foreigners left USD 6.1 billion in Poland, of which income from tourists availing themselves of accommodation services accounted for half this amount, while the expenditure of persons who stayed in this country for only one day totalled USD 3 billion. For the sake of comparison, in 2004 foreigners spent USD 5.78 billion in Poland and in 2003 7.8% less than in 2004.

Departures from Poland. In the 12 months of 2005, the number of Poles travelling abroad amounted to 40,841 thousand (9.7% more than in 2004).

Forecasted tourist traffic. The forecasts of the Polish Institute of Tourism, announcing a growth in the number of tourists from 15.2 million in 2005 to 16.1 million in 2006, and up to 16.8 million in 2007, provide the basis for estimating a growth in the demand for hotel services.

The number of foreigners using the hotel base was on the rise in consecutive quarters of 2005, at a rate ranging from 6.6% to 11.8%. The growing number of Poles taking advantage of accommodation services represents another factor that beneficially influences the condition and prospects of the hotel market. Presently, however, the said growth is insignificant (in the period of three quarters of 2005 - 1.3% - 1.5%).

The Institute of Tourism also anticipates a change in the structure of tourists visiting Poland. The expected changes in the structure of arrivals means that the volume of basic segments: arrivals for typical tourist purposes and business trips will start to go up together with a simultaneous drop in the significance of other segments. This tendency will be mirrored in the increase in the number of tourists using establishments offering accommodation. According to the estimates, income from services provided to foreign tourists amounted to USD 3.1 billion in 2005, and will go up to USD 3.7 billion in 2007.

Tourist&hotel services market. According to the report "Conditions on the tourist services market" prepared by the Institute of Tourism, the year 2005 saw an improvement of the situation on the market of enterprises offering tourist services. The months of January and February were the worst for business operators, which was connected with the low tourist traffic over this period. However, the economic situation gradually improved in the subsequent months. Entities operating hotels and restaurants reported the best situation in the months of intensified tourist traffic, i.e. in May, June, July and August.

Main competitive markets. Improved economic conditions coupled with a growth in the potential of the Polish market were favourable for making investments on the Polish hotel property market, which brought about a further intensification of competition in some markets. The most significant increase in the number of new rooms was in Warsaw (206 rooms in the Polonia hotel and 47 rooms in the Aparthotel Diana). At the same time, the Orbis Hotel Group underwent changes. The Europejski hotel ceased to operate (237 rooms), as it was reinstated to the heirs of the legitimate owners; on 1 August 2005 the Ibis Stare Miasto (333 rooms), operating under a management contract, joined the Group; on 15 November 2005 the Solec hotel (132 rooms) was closed, a new Etap (180 rooms) is planned for construction on the site of the Solec.

A few small hotels were rendered operational in Kraków, the Tri-City and Poznań.

The most important new hotels to be opened in 2006 include, among others:

- The Hilton ***** (313 rooms) in Warsaw,
- The Qubus **** (195 rooms) in Kraków,
- The System *** (100 rooms) in Wrocław,
- The Kempiński in Vilnius (approx. 100 rooms).

Competition will also become more fierce in Katowice, the Tri-City, Poznań and Szczecin, but the majority of the new hotels will be small.

The chart below which presents the market share of the Orbis Group hotels, shows that the changes that took place in 2005 did not significantly influence the position of the Group vis-à-vis competitive players on major geographical markets.

Chart 4 Market share of hotels of the Orbis Hotel Group*


80%
60%
40%
20%
0%
42% 42%
28% 27%
43% 43%
46% 44%
63% 63%
46% 45%
49% 48%
12% 12%
Warsaw
Kraków
Katowice
Tri-City
Poznań
Wrocław
Szczecin
Vilnius
I-XII 2004 I-XII 2005

* *Total of hotels of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon, including hotels operating under management contracts.*

Travel agents' services market. The estimated share of PBP Orbis Sp. z o.o. in the tourist services market is approx. 8-10%, and fluctuates between 10-12% in the transport tickets market.

In 2005, the tourist services market began to be favourably impacted by, among others, the perceptible economic recovery in Poland, accession to the EU structures and the improved political situation in the world.

In 2005, a growing interest in Poland, as an attractive destination for foreign tourists, was reported. It should, however, be pointed that individual tourists are not clients of travel agents (cheap airlines, reservation of hotels via the Internet). Also, foreign tour operators tend to enter into direct cooperation with Polish hotels. Such conditions have brought about the necessity to reorganize the Company's unit dealing with the organization of the arrival of tourists in Poland, so as to adapt to the changing market conditions, including the development of internet channels for services and the distribution of products.

Sales of outgoing tourism in PBP Orbis – based predominantly on the Company's own product – reported another growth in 2005, among others, owing to the continuous expansion of the sales network based on cooperation with selected agents (presently there are approx. 1500 agents). Also, the Company developed sales of products offered on the market under the Travel Time brand, basing on two- and three-star hotels. In 2006, the Company intends to develop products addressed to families and clients who prefer active recreation combined with stays. To this end, two new brands will be launched on the market and Orbis Travel's entire offer of charter trips will be considerably expanded.

The charter services market reported a growth of a few percent compared with 2004. However, in the first half of 2005, tour operators were affected by a clear decline in clients' interest to travels to the regions which had been afflicted by the effects of the tsunami which swept through the Asian islands in December 2004. Terrorist attacks in the Egyptian resort Sharm El Sheikh were yet another factor adversely impacting the sale of charter trips.

In 2005, PBP Orbis maintained its position as a leader on the Polish market of airline tickets sales, reporting a growth in sales compared to 2004, thanks to the further development of the units specializing in servicing business trips for corporate clients (Business Travel Centre with its seat in Warsaw) that in 2004 also provided services under major contracts executed with government bodies. This unit, as well as PBP Orbis Branches in other towns and cities in Poland, are successful in competing on the business travel services market with large foreign agencies such as Carlson Wagonlit, American Express, or BTI. Part of the contracts were acquired and handled thanks to the cooperation that PBP Orbis has established with an international partner TQ3 Travel Solution (to which the Company is bound under a license agreement).

An important change in the passenger airline transport market was the continued dynamic expansion of cheap airlines covering the whole of Europe, including – apart from European capital cities, attractive tourist regions, with the range of its operations. At the same time, the expansion of cheap airlines resulted

in increased interest in tourists' arrivals in Poland. The increase in the number of tourists travelling with airlines in 2005 turned out to be one the highest in the world. However, offering lower prices leads to the risk of a drop in ticket sales for regular connections sold by travel agents. For the Company – acting in the capacity of a sales agent – this is of major importance owing to the advantageous terms of cooperation with regular lines. Apart from the basic commissions, airlines pay additional commissions to agents if specified sales thresholds are surpassed. It is becoming increasingly difficult to achieve these thresholds due to the development of internet sales by cheap airlines.

Taking into considerations the conditions accompanying the operations on the tourist services market in 2005 and the financial results generated, the current market situation should be considered good compared with recent years.

Passenger road services, passenger transport and rental of vehicles markets The activities of Orbis Transport concentrate on three segments of widely understood transport services, i.e. local and international coach transport, short-term and long-term car rental and car leases. Each of these lines of business has its specific features and is impacted by the various factors described below:

- **international coach transport**: the Company is one of Poland's largest companies offering international coach transport; the estimated share in the transport market is at a level of 16%; the bus transport market is highly fragmented (approx. 1,800 carriers); the strongest competitors include Eurolines (an association of 14 carriers) and Eurobus (an association of 15 carriers); the situation observed on the international passenger transport market indicates that the volume of this market is bound to diminish (the impact of cheap airlines, a drop in interest in travel to work) in the future;
- **local coach transport**: the Company, taking part in the privatization process of state-owned bus transport enterprises within the framework of the adopted strategy, began to develop transport services on local markets; the potential of subsidiary companies is also used to complement the international routes. Adding local connections to the offer will enable development on the transport market;
- **short-term car rental (Rent a Car)**: the Company operates Hertz Rent a Car under a franchising agreement executed with the company Hertz; it enjoys the position of leader on the short-term car rental market in Poland, the estimated share in the business car rental market remains at a level of 30%; the major competitors are: AVIS (approx. 30%) and Europcar (approx. 20%); the Company has gained a stable, strong position on the market and the future projected market growth, foreign investments and development of the economy will allow the further development of this line of business;
- **leases**: the Company pursues leasing activities and long-term car rental on the basis of the franchising agreement concluded with Hertz; the estimated market share is approx. 6%; the company ranks as one of the six largest CFM companies in Poland (approx. 30 companies on the market); leasing activities constitute a segment of a continuously developing market, with growing competitions (also in the area of prices, which results in a reduction in mark up).

In 2005 there was a considerable increase in fuel prices influencing the profitability of coach transport. The prevailing, relatively high, level of fuel prices over a longer period of time will hinder the profitability of this line of business.

Games market. The share of the casino and games parlours market is measured according to the games tax base. Orbis Casino Sp. z o.o. holds 10.3% share in the slot machine parlors market. With regards to casinos, in 2005 the share was at the 32.4% level.

2.1.3 Legal environment

No major changes in the regulations affecting hotel and tourist activities pursued by the companies of the Orbis Group were introduced in 2005. In terms of transport, changes in regulations, predominantly tax regulations, exert an impact on leasing activities and short-term car rental under Rent a Car. The amendments to the VAT Act provide the possibility of curbing depreciation costs by allowing the VAT to be deducted from the cost of purchased passenger cars designated for rental or lease. Increased limits of deductible VAT for the end users of passenger cars should stimulate the entrepreneurs' interest in renting or leasing cars, which creates favourable reasons for the further development of this line of business.

2.2 Internal factors

2.2.1 Strategy of the Orbis Hotel Group

In March 2005, the Management Board of Orbis S.A. presented a new strategy for the Orbis Hotel Group for the period 2005-2009 (current report no. 10/2005) and published a prognosis* of selected financial categories for these years.[4] In accordance with the Strategy, the Programme for the Development of the ORBIS Hotel Group is based on three basic assumptions:

- Introduction of the Etap brand – a new product in the economy segment on the Polish market;
- Continued development of the Ibis brand – owing to the success which hotels in this group have achieved in Poland;
- Re-branding of selected ORBIS hotels once they have been adapted to the standard requirements of the Accor group.

Implementing the Strategy will enable the Group's portfolio to be diversified, with particular regard to the significant development of the economy hotel segment which is to contribute approx. 50% to the total number of rooms.

One of the components of the strategy was the afore-mentioned decision of the Company's Management Board to liquidate four hotel branches: Reda in Szczecin, Tranzyt in Częstochowa, Wanda in Kraków and Solec in Warsaw. Moreover, preparatory works related to the implementation of a few new projects related to the construction of Etap hotels on Orbis S.A.'s plots of land are underway, also plots of land for the planned Ibis hotels are being sought. In accordance with the Strategy, the Company is carrying out modernization works in selected hotels (a detailed description in the item "Investment Program").

Orbis S.A. has the exclusive right to manage Accor-brand hotels in the Baltic States. The first project to be implemented in this region is an Ibis in Kaliningrad, planned to form part of a multi-functional complex in the city centre. The hotel will be managed by Orbis S.A. and will be opened in 2008. Another location for a hotel is being considered in Kaliningrad. Plots of land are being looked for in Riga, Tallinn, Vilnius and Lvov in the Ukraine. In the case of Riga, a project is being negotiated to provide for taking over the management, under a management contract, of a high-category hotel located in the multi-functional complex in the very centre of the city. The brand being considered is the Sofitel.

2.2.2 Investment program

In 2005, Orbis S.A. incurred capital expenditure PLN 91.892 thousand. This expenditure was earmarked for the modernization of hotels, preparing for the construction and adaptation of Etap and Ibis hotels as well as purchasing computer hardware and software.

Table 9 Capital expenditure – companies forming the Group

Company name	In PLN thousand
ORBIS S.A.	91,892
HEKON-HOTELE EKONOMICZNE S.A.	1,414
PBP ORBIS Sp. z o. o.	4,302
ORBIS TRANSPORT Sp. z o. o.	60,272
ORBIS CASINO Sp. z o. o.	5,785

[4] Information about the ORBIS Hotel Group Development Strategy update covering the period 2006-2010, published in May, 2006, is presented on p. 5.

The most important tasks in terms of the scope of works and expenditure incurred included the modernization of the following hotels:

- **Novotel Centrum in Warsaw** - the facade was replaced, public areas were modernized, including replacement of furniture, fixtures and fittings and, therefore, the process of modernizing the hotel, which had taken several years, was finalized;
- **Grand in Warsaw** – the facade was renovated, preparations for comprehensive modernization undertaken to convert the hotel to the Mercure brand were commenced; construction designs and tender documents as well as model rooms were prepared, a contractor was selected to perform construction works and a supplier of furniture was selected; overall modernization is scheduled for completion in 2007;
- **Grand in Sopot** – comprehensive modernization is underway, the scope of the modernization works covers construction, assembly, installation works, works related to the facade, replacement of furniture as well as fittings and fixtures; the completion of work is planned for August 2006; this hotel is targeted to operate as a better class Sofitel;
- **Novotel Centrum in Gdańsk** - modernization of the guest areas was commenced, the scope of work also covers the replacement of furniture as well as fixtures and fittings and adapting the hotel to the Novotel Novation standard. Works were completed in May 2006;
- **Novotel Centrum in Katowice** - modernization of three guests floors and conference rooms was commenced, the scope of the modernization covers the replacement of furniture as well as fixtures and fittings, adaptation to the Novotel Novation standard; modernization works have been already completed;
- **Posejdon in Gdańsk** - at the end of 2005, the 1st stage of replacement of the facade, including the replacement of windows and terrace doors in the hotel was commenced; the works covered by this stage will be completed in May 2006; the 2nd stage of works is to be performed in 2006;
- **Mrongovia in Mrągowo** - modernization of the restaurant was completed; the hotel facade is scheduled for renovation in 2006;
- **Novotel Centrum in Poznań** - preparatory works (i.e. related to the designs, expert opinions, permits) connected with the modernization of the hotel's public areas scheduled for the years 2006-2007 are underway, the construction of a temporary car park for hotel guests was commenced;
- **Sofitel Victoria in Warsaw** - the arrangement of the lobby was changed to adapt it to the requirements of the Sofitel brand, which included the partial replacement of furniture as well as fixtures and fittings; related works will be continued in 2006.

The expenditure incurred by the remaining hotels was limited to minor modernization work and was mainly due to technical reasons, safety or recommendations of the controlling bodies. The expenditure was incurred on the purchase of necessary tangible assets and computer hardware.

In line with the strategy adopted in March 2005, a several-year-long process of construction and conversion of existing hotels into hotels of the **ETAP and IBIS** brands has commenced, among others, in Częstochowa, Kraków. Szczecin, Gdańsk, Wrocław and Warsaw. The conceptual idea for the new hotels to be developed on plots of land owned by Orbis S.A. is being worked out. The expenditure incurred in this respect has been earmarked for the preparation of expert opinions, analyses, documents and for obtaining relevant permits, etc.

Capital expenditure incurred by **Hekon S.A.** amounted to PLN 1,414 thousand in 2005 and was mainly earmarked for buildings and structures, machinery and equipment, vehicles, other tangible assets and the purchase of computer software.

Capital expenditure incurred by **PBP Sp. z o.o.** in 2005 was earmarked for vehicles, mainly coaches used for tourist events, computer sets and IT systems supporting the sales process. Over a longer time horizon, new systems are to contribute to the growth in the value of the services sold. Over a shorter time span, the Company and the Group plan to continue the investment program which provides for expenditure on the development of new technologies, including completion of works on the implementation of an integrated system.

Capital expenditure of **Orbis Transport Sp. z o.o.** amounted to PLN 60,272 thousand and was incurred, first and foremost, for the purchase of vehicles for coach transport (coaches, buses – PLN 7,744 thousand), short-term car rentals owing to the need to ensure that the age of fleet was consistent with the provisions of the franchising agreement (PLN 10,194 thousand) and lease (PLN 30,915 thousand).

Capital expenditure of **Orbis Casino Sp. z o.o.** totalled PLN 5,785 thousand and was mainly earmarked for new slot machines which had to be purchased owing to the need to maintain its appropriate position on the casino and games parlours market, modernization of the casino in the Novotel Centrum in Katowice and a change in the location of the parlour in Łódź.

2.2.3 Legal matters

End to the dispute about the Europejski Hotel in Warsaw. On 6 April 2005, the Company's Management Board took a decision to commence as of that day the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and to transfer the Europejski Hotel to Hotel Europejski w Warszawie Spółka Akcyjna (HE S.A.) by 31 August 2005. The Europejski Hotel accepted guests until 30 June 2005. The decision of the Management Board took into account the judgments of the Courts of Appeal with substantiation that dismissed Orbis S.A.'s claims for the transfer of ownership of the real property with the Europejski Hotel to Orbis S.A. for a consideration and for the agreement on the establishment of perpetual usufruct of this real property in favour of HE S.A. to be declared invalid

On 1 September 2005, Orbis S.A. and HE S.A. concluded, on the basis of mutual concessions, an agreement that amicably settles all the disputes and serves as the basis for the final settlement of existing or potential claims in respect of the Europejski Hotel in Warsaw. Orbis S.A. paid PLN 29,000,000 plus VAT to HE S.A. Simultaneously to the conclusion of the above mentioned agreement, the real property of the Europejski Hotel was transferred to HE S.A.

2.2.4 Employment and payroll related expenses

The average employment in Orbis S.A. in 2005 was 7.9% lower than the level reported last year. This results from the closure of the following hotels: Tranzyt, Wanda, Europejski, Reda, Grand Sopot and Solec, and of the 6.4% reduction in employment in operating hotels. The 7.9% reduction in employment in the Head Office was due to the organizational changes made in the 2nd half of 2005.

The ratio of employment per room available in hotel branches decreased from 0.47 to 0.44.

Table 10 Employment in Orbis S.A. (by posts)

	Jan. – Dec. 2005	Jan. – Dec. 2004	% change
I. Hotel services /1. to 5./	3,155.7	3,418.7	-7.7%
1. Room department	1,143.4	1,216.1	-6.0%
2. Catering department	1,864.8	2,008.3	-7.1%
3. Miscellaneous services	53.4	68.0	-21.5%
4. Support services	67.9	98.4	-31.0%
5. Commercial activities	26.2	27.9	-6.3%
II. General administration and management	763.8	834.8	-8.5%
III Property operation and maintenance	411.9	461.9	-10.8%
IV. Marketing	229.0	236.5	-3.2%
TOTAL:	4 560.4	4 951.9	-7.9%

The implementation of an employment optimization program and maintaining payroll policy discipline allowed payroll&related expenses to be reduced by 2.7% compared to the prior year and by 1.9% in relation to the budget. The share of payroll&related expenses in the hotels' operating income amounted to 29.5% and was 0.4% lower than in 2004, despite the decline in operating income. The 0.4% point drop in the payroll&related expenses ratio to sales does not reflect the full effects of employment optimization owing to the fact that in 2005 six hotels were closed down – these hotels lost their income before the date of their

final closure. The share of payroll&related expenses in the operating income of hotels that were in operation throughout 2005 amounted to 28.6% and was 0.9% lower than the share reported in 2004.

Costs of termination benefits and compensations paid-out related to the liquidation of 474 jobs totalled PLN 9,419.9 thousand. Moreover, a provision for employment restructuring costs of PLN 3 508 thousand was set up in connection with the continued implementation of the organizational restructuring and employment optimization as well as a provision for the costs of restructuring of the Europejski Hotel, set up in 2004, amounting to PLN 2,969.6 thousand was released.

Wages and salaries disbursed in 2005 totalled PLN 158.6 million (2.7% lower than wages and salaries paid out in the preceding year). The average remuneration of PLN 2,898 was 5.7% higher than in the preceding year. This growth is, to a large extent, attributable to the rise in the 13th and 14th salary as a result of an improvement in the hotels' operating and financial performance and a change in the payroll structure brought about by the restructuring of employment.

In 2005, the Company continued work on the implementation of the **Orbis – the 21st Century Organization** project. The main task in 2005 concerned the restructuring of the Head Office. Also, restructuring works were commenced in hotels, these efforts are aimed at the establishment of regions. In realizing the Resolution of the Management Board in respect of this issue, regional directors were appointed. The directors, acting together with specially formed teams, prepared an organizational structure and rules for recruiting employees to work in regional structures during the subsequent stage of the project. In the 4th quarter of 2005, the pilot project started to be implemented in the Kraków region. As part of the targeted structure, sales, administrative&accounting as well as technical services will be concentrated in regions. Work on creating regional structures in the area of HR and payroll administration were commenced.

To ease the effects of the implemented Orbis – the 21st Century Organization project in August, the Company's Management Board signed an agreement with inter-departmental trade unions, governing the terms and conditions for laying off employees, including the amount of termination benefits and additional compensation, these terms and conditions will apply to all and any jobs to be liquidated as part of the restructuring of the Orbis Hotel Group.

In 2005, 202 training courses were run for ORBIS S.A. Branches mainly covering areas such as: implemented HACCP standards, catering services for chefs, sommeliers, bartenders as well as provision of services to clients at the front desk, in restaurants, floor services. A program of employee development for the years 2006-2007 was elaborated, this program has as its objective preparing Orbis S.A. employees to function in the competitive hotel and catering market.

Continued implementation of the employment and payroll&related expenses optimization program will bring about the further improvement of the hotels' profitability.

The employment level in **Hekon S.A.** amounted to 427 posts at the end of 2005 and was 5.4% higher than last year. In 2005, payroll&related expenses amounted to PLN 20,148 thousand and were 5.2% higher than in 2004.

The level of employment in **PBP Orbis Sp. z o.o.** at the end of 2005 amounted to 551 posts (546 in PBP Orbis and 5 in Orbis New York) and dropped slightly compared to 2004 (a drop of 2 posts).

The employment level in **Orbis Transport Sp. z o.o.** amounted to 202 posts and grew by 0.9% compared with the prior year, while in the Orbis Transport Group the employment level went up from 604 to 960 posts. In this period, payroll related expenses in the Group rose nearly twofold. The high growth in the number of posts and staff costs results from the consolidation of the purchased companies, i.e. PKS Tarnobrzeg and PKS Gdańsk in the financial statements. The main measures aimed at rationalization of employment include optimization of employment in the group of administrative and office staff as well as a review of and a reduction in the number of employees in the technical support department to eliminate unnecessary costs.

The employment level in **Orbis Casino Sp. z o.o.** amounted to 690 posts in 2005 and grew by 0.4% compared to 2004. The growth in the employment level was due to the establishment of the Company's own unit to service slot and games machines in connection with resigning from the use of outsourced services in this respect.

2.2.5 Other significant internal factors

Transaction of sale of the Wanda Hotel in Kraków. On 23 November 2005 a conditional agreement for the sale of the right to perpetual usufruct of plots of land with an aggregate area of 30,441 m^2 and the ownership title to the Wanda Hotel located on these plots was concluded. The total transaction price amounted to PLN 26.4 million, including PLN 6.7 million as the price for the buildings and structures, while the gross price (22% VAT) was PLN 32.2 million. The entire amount was paid after concluding the above mentioned agreement.

Pursuant to the provisions of the conditional agreement, on 28 December 2005 two sale agreements were concluded:

- final agreement for the sale of the ownership title to the Wanda Hotel and the right to perpetual usufruct of plots of land with an aggregate area of 27,967 m^2 for PLN 25.6 million (including buildings and structures, as above), gross price PLN 31.2 million;
- conditional agreement for the sale of the right to perpetual usufruct of an undeveloped plot of land with an area of 156 m^2 for PLN 100.9 thousand (gross: PLN 123.1 thousand), on condition that the local authorities of the City of Kraków relinquished their pre-emptive rights.

The final sales agreement for the plot of land described in point 2 above (the local authorities of the City of Kraków has relinquished their pre-emptive rights) was concluded on 30 March 2006. To finalize the transaction, the final sales agreement for other plots of land with an aggregate area of 2,318 m^2 for a net price of PLN 749.5 thousand, is to be signed. This agreement is to be concluded by the end of 2006.

3. FINANCIAL RESULTS OF ORBIS GROUP

3.1 Income statement

3.1.1 Income statement of the Orbis Group

Table 11 Income statement of the Orbis Group

in PLN thousand	I-XII 2005	I-XII 2004	% change
Net sales of services, products, goods and raw materials	996 369	942 965	5.7%
% share in total revenues	92,63%	92,83%	-0.2%
Cost of goods sold	(755 764)	(718 025)	5.3%
Selling and marketing costs	(55 759)	(50 518)	10.4%
Administrative expenses	(150 174)	(141 709)	6.0%
of which:			
- depreciation & amortization	130 184	128 907	1.0%
- staff costs	287 384	272 159	5.6%
- outsourced services	339 768	333 910	1.8%
% share in total costs	94,55%	92,54%	2.0%
Other operating income	74 955	67 823	10.5%
Other operating expenses	(41 381)	(70 439)	-41.3%
EBITDA	**198 430**	**159 004**	**24,8%**
Reversal of impairment	67 495	46 282	45.8%
Operating profit - EBIT	**68 246**	**30 097**	**126,8%**
Gain (loss) on sale of subsidiaries, affiliates and associated companies		20	-100,0%
Finance income	2 585	3 728	-30.7%
Finance costs	(14 051)	(2 973)	372.6%
Interest in associatess	1 738	1 293	34.4%
Profit (loss) before tax	**126 013**	**78 447**	**60,6%**
Income tax	(28 042)	(15 851)	76.9%
Loss from discontinued operations			
Net profit (loss)	**97 971**	**62 596**	**56.5%**
EBIT margin (EBIT/Revenues)	6.8%	3.2%	114.6%
EBITDA margin (EBITDA/Revenues)	19.9%	16.9%	3.1%

Group sales are 5.7% higher than in 2004 and are the product of the results in all segments of activity and they are affected by the following values and events:

Sales of the Orbis Hotel Group (after taking into account consolidation between the Companies forming the Group, i.e. Orbis S.A., Hekon-Hotele Ekonomiczne, UAB Hekon) went up by 1% compared to 2004, which resulted mainly from the good financial results of the economy class hotels. Orbis S.A. generated sales of PLN 574,650 thousand, which translated into a 0.6% decline compared to the year 2004. Sales of Hekon - Hotele Ekonomiczne S.A. amounted to PLN 102,360 thousand and were 10.9% higher than in

2004, which was caused by the higher hotel occupancy rate and increased sales generated by the Company on the Kraków market. Sales of UAB Hekon amounted to PLN 10,836 thousand and were 75.6% higher than in 2004. The Novotel Vilnius Hotel, managed by UAB Hekon, started operations on 01.04.2004.

Improved sales in the hotels&restaurants segment in 2005 occurred in the context of an increased occupancy rate, combined with a slight increase in the average daily rate.

In 2005, **the PBP Orbis Group** reported a year-over-year increase in sales of 8.8%. The improved financial result was chiefly due to increased sales of the cheaper holiday offer in two- and three-star hotels, as well as an increased volume of sales of airline tickets and the still high rates of transaction fees on the agency market. The results in this segment was adversely affected by: lower sales in the field of incoming tourism, which resulted from foreign contractors' switching to direct cooperation with accommodation providers, as well as by the unfavourable exchange rates.

The **Orbis Transport Group** achieved, over the same period, an increase in sales of 29.8%, which was chiefly due to the inclusion in the financial statements of the results of PKS Gdańsk Sp. z o.o. and PKS Tarnobrzeg Sp. z o.o., as well as increased sales in the domestic and international coach transport segment.

Due to the volume of its operations, the Orbis Hotel Group has the greatest influence on the amount of sales. This accounts for nearly 70% of all Group sales.

The Group's **cost of goods sold** in 2005 rose by 5.3% compared to the prior year. This increase occurred mainly in Orbis Transport Group, as a result of PKS Gdańsk Sp. z o.o. being included in the consolidation. Over the same period, the cost of goods sold in the Orbis Hotel Group dropped by 1.1%, which is attributable, among others, to the lower costs of wages and salaries than in 2004, especially in Orbis S.A.

The most substantial line of **other operating income** of the Orbis Group in the current period (10.5% higher than in 2004) was income from the sale of the Wanda Hotel. Smaller amounts concerned the release of provisions, including provisions for court litigation related to the Europejski Hotel, grants, income from trade marks and indemnifications received. In 2004, the level of other operating income was significantly impacted by the release of provision for liabilities connected with the risk related to Warimpex Leasing AG.

The Selling and marketing costs of the Group grew by 10.4%, chiefly as a consequence of the increase of such costs in Orbis S.A. by 4.1%, which was caused mainly by the higher costs of outsourced services than in 2004.

Administrative expenses of the Group went up by 6.0%, while those of Orbis S.A. were 5.5% higher. Their increase in the parent company was connected with the higher costs of maintaining a job position than in 2004 and the costs of organizing operating regions.

Other operating expenses of the Group were 41.3% lower than in the prior year, being mostly affected by the reduction of expenses in Orbis S.A., where the high difference between the comparable periods was caused by one-off events in the prior year, i.e. the provision set up for liabilities on account of the dispute about the Europejski Hotel to secure potential costs and write-off of certain investments in plant, property and equipment that the Company did not intend to continue.

As a consequence of the above mentioned events, the Group's **operating profit (EBIT)** generated in 2005 grew by 126.8% compared to 2004.

The increased operating profit was reflected in the 24.8% growth in the Group's **operating profit before depreciation/amortization (EBITDA)**.

Income from the reversal of an impairment loss on the hotels' non-current assets, resulting from the impairment test of property, plant and equipment amounted to PLN 67,495 thousand.

Other **finance income** which is 30.7% lower than in 2004 is dominated by interest on bank deposits.

Finance costs which in 2005 increased by 372.6%, included interest on bank borrowings, the cost of the execution of the SWAP transaction. The lower level of finance costs in 2004 was largely attributable to the effects of the valuation of SWAP financial instruments held by Orbis S.A., performed at the end of the 4th quarter of 2004.

As a result of the factors described above, in 2005 the Orbis Group generated **net profit** of PLN 97,971 thousand, i.e. a 56.5% increase compared to 2004.

3.1.2 Income statements of companies from the Orbis Group

The following table presents selected items describing the financial results of individual companies within the Group.

Table 12 Financial results of companies from the Orbis Group

in PLN thousand	2005	2004	% change
Orbis S.A.			
Net sales	574 650	578 092	-0,6%
EBITDA	150 723	105 392	43,0%
EBIT	49 990	5 591	794,1%
Net profit	81 932	41 258	98,6%
Hekon - Hotele Ekonomiczne S.A.			
Net sales	102 360	92 283	10,9%
EBITDA	46 246	38 779	19,3%
EBIT	28 864	27 110	6,5%
Net profit	23 234	21 629	7,4%
UAB Hekon			
Net sales	10 836	6 171	75,6%
EBITDA	-111	-5 884	98,1%
EBIT	-1 501	-7 014	78,6%
Net profit	-2 146	-6 341	66,2%
PBP Orbis Group			
Net sales	195 187	179 381	8,8%
EBITDA	3 329	3 759	-11,4%
EBIT	154	821	-81,2%
Net profit	1 023	1 607	-36,3%
Orbis Transport Group			
Net sales	157 986	121 729	29,8%
EBITDA	26 098	26 900	-3,0%
EBIT	10 775	13 185	-18,3%
Net profit	6 791	10 215	-33,5%

3.2 Operating results of companies from the Group

The financial results of the Group and its companies are a consequence of their operating results.

3.2.1 Orbis Hotel Group

In 2005 Orbis Hotel Group sold 2,081,501 rooms, which was 5.6% more than in 2004. An increased in the number of rooms sold was reported by both Orbis S.A. hotels (of 4.4%) and Hekon hotels (of 11.8%). The increase in the number of rooms sold results, first and foremost, from increased sales to business clients, while from the point of view of nationality – from increased sales to foreigners.

Table 13 Operating ratios

ORBIS HOTEL GROUP*

	2 005	2 004	% change / change in % points
number of rooms	11 294	11 520	-2,0%
number of rooms sold	2 081 516	1 970 757	5,6%
% structure of rooms sold			
Poles	37,0%	37,1%	-0,1%
foreigners	63,0%	62,9%	0,1%
business clients	57,8%	55,6%	2,2%
tourists	42,2%	44,4%	-2,2%
occupancy rate	50,5%	47%	3,8%
Average Daily Rate (ADR) in PLN	191,5	200,0	-4,3%
Revenue per Available Room (RevPAR) in PLN	96,7	93,5	3,4%

** The table shows collective results of hotels owned by companies Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. It excludes the hotels managed under management agreements, as they are not consolidated at this level (income statement includes fees for management of these objects), and UAB Hekon due to the need for translation from LTL. Operating ratios for UAB Hekon are presented separately.*

The average Daily Rate (ADR) in the Group went down, chiefly due to the poor EUR/PLN exchange rate and strong competition. The euro is the currency in which 11 hotels owned by Orbis and Hekon publish their rates. Euro is the trading currency in foreign incoming tourist services contracted with foreign travel agencies for all Group hotels. Income per Available Room (RevPAR) rose by 3.4%. RevPAR is the product of a hotel's occupancy rate and its Average Daily Rate (ADR) in a given period.

3.2.1.1 Orbis S.A.

The factor that advantageously impacted the level of operating income generated by Orbis S.A. hotels in 2005 was the increase in the number of rooms sold of 4.4%, in both Polish and foreign guests segments. The share contributed by business clients to the structure of guests went up as a result of high growth dynamics of the number of rooms sold to that group (108.8%). The Average Daily Rate was 4.7% lower than in 2004, as a result of the low EUR exchange rate, which impacted particularly the ADR in the tourist segment (91.3% of the figure reported in 2004) and significant competition on markets that are of importance to the Company from the point of view of its performance. Despite the factors mentioned above, RevPAR went up by 2.1% and amounted to PLN 91.2.

In 2005, **operating revenues** generated by hotels were at a level of PLN 567.7 million and were 1.1% lower than in the prior year. In terms of individual departments, revenue dynamics was as follows: room department 99.6%, catering department 99.2%, other income 94.3% and telecommunications 73.8%.

The most considerable growth in revenues was achieved by hotels on the Wrocław market (an increase of 12.4%), followed by the hotels on the Katowice (9.7%), Kraków (7.0%) and Tri-City (2.8%) markets. The group of Poznań-based hotels generated operating income which was 2.4% higher than lasting the prior year, while the hotels operating on the Szczecin market reported a decline in sales of 4.7%. The biggest drop in income was reported by hotels on the Warsaw market (13.5%) because of very strong competition and due to the fact that two hotels (the Europejski and Solec) were removed from the Orbis S.A. hotel base during the year.

Operating expenses in the hotel department in 2005 amounted to PLN 215.6 million and were 1.0% lower than the figure reported lasting the prior year. As regards individual departments, the expenses' dynamics was as follows: catering department 99.4%, room department 99.3%, other income 97.2% and telecommunications 82.1%. With the expenses' dynamics being lower than the income dynamics, the efficiency of the room department improved. The ratio of room department expenses to sales went down by 0.1 % point and amounted to 21.8%. On the other hand, the efficiency of the catering department deteriorated slightly, the catering department expenses ratio to sales rose by 0.2 % and amounted to 64.2%.

Table 14 Operating ratios

ORBIS S.A.

	2005	2004	% change / change in % points
number of rooms	9 781	10 007	-2,3%
numer of rooms sold	1 729 126	1 655 650	4,4%
% structure of rooms sold			
Poles	36,1%	36,2%	-0,1%
foreigners	63,9%	63,8%	0,1%
business clients	57,8%	55,5%	2,3%
tourists	42,2%	44,5%	-2,3%
occupancy rate	48,4%	45,2%	3,2%
Average Daily Rate (ADR) in PLN	188,2	197,4	-4,7%
Average Daily Rate in the business segment (ADR business) in PLN	219,9	227,6	-3,4%
Average Daily Rate in the tourist segment (ADR tourist) in PLN	145,5	159,4	-8,7%
Revenue per Available Room (RevPAR) in PLN	91,2	89,3	2,1%
Gross operating profit (GOP) in PLN thousand	190 456,3	190 126,3	0,2%
Gross operating profit (GOP) - % gross	33,5%	33,1%	0,4%

In 2005, the actually incurred **undistributed expenses** were at a level of PLN 161.6 million, i.e. 2.8% lower than lasting the prior year, as a result of a significant decline in the costs of property operation and maintenance (a drop of 5.5%) as well as administration and management (a decrease of 4.0%).

In 2005, Orbis S.A. hotels generated a **gross operating profit (GOP)** of PLN 190.5 million, which translates into a growth of 0.2% compared to 2004. The GOP ratio to sales went up by 0.4 % point to 33.5%, confirming the further improvement in the efficiency of hotels' operating activity.

The highest growth in the GOP was generated by the hotels operating in the Katowice agglomeration (a growth of 46.9%), followed by the hotels of the Wrocław market (of 33.5%), the Kraków market (of 19.2%), the Poznań market (of 11.9%) and the Tri-City market (of 7.4%). Hotels of the Szczecin market reported a 15.7% decline in GOP, and hotels in the Warsaw agglomeration – a drop in GOP of 24.5%, because the income they generated was lower than in 2004.

3.2.1.2 Hekon-Hotele Ekonomiczne S.A.

2005 was a good year in terms of the operating results of Hekon hotels. Poland's presence in EU structures, easier and faster cross-border traffic and the dynamic development of low-fare airlines resulted in an increased number of visitors in Poland. These factors, among other things, contributed to an increase in the numbers of rooms sold in Hekon hotels (of 11.8%), occupancy rate (of 6.9%) and RevPAR (of 9.0%). Stable growth was reported in Novotel and Ibis hotels in Kraków and Szczecin, as well as in Ibis hotels in Zabrze and Częstochowa.

The high quality of hotel service is also an important element which enabled generating such a good result. This was confirmed by an international poll conducted in 2005 in the hotels of the Ibis network in 16 European countries, in which poll the Polish Ibis hotels were in second place. The Average Daily Rate was PLN 208, which was 2.8% lower than in 2004. The main reason for this was the low EUR / PLN exchange rate.

As for the guest structure, business stays outweigh tourist stays, while in terms of country of origin of the

guests, foreigners outnumber Poles. This trend has not been reversed since 2004.

Table 15 Operating ratios

HEKON - HOTELE EKONOMICZNE S.A.

	2005	2004	% change / change in % points
number of rooms	1 513	1 517	99,7%
number of rooms sold	352 375	315 160	111,8%
% structure of rooms sold			
Poles	41,4%	41,7%	-0,30%
foreigners	58,6%	58,3%	0,30%
business clients	57,6%	56,4%	1,20%
tourists	42,4%	43,6%	-1,20%
occupancy rate	63,8%	56,9%	6,9%
Average Daily Rate (ADR) in PLN	207,7	213,7	-2,8%
Revenue per Available Rate (RevPAR) in PLN	132,5	121,6	9,0%
Gross operating profit (GOP) in PLN thousand	56 965,0	50 119,0	13,7%
Gross operating profit (GOP) - % gross	55,7%	54,3%	1,4%

Total sales rose by 10.9% compared with the year. Gross operating profit (GOP) went up by 13.7% compared to 2004, the share of GOP in total operating income was 55.7%.

3.2.2 UAB Hekon

UAB Hekon runs the Novotel Vilnius hotel in Vilnius, Lithuania, which is the first hotel of Orbis Hotel Group abroad. It was opened on 1 April 2004. In 2005 the hotel's occupancy rate was 54.4%, i.e. 21.4 % higher than in 2004.

Table 16 Operating ratios

UAB HEKON

	2005	2004	% change / change in % points
number of rooms	159	159	0%
number of rooms sold	31 031	15 324	102,5%
% structure of rooms sold			
Lithuanians	3,1%	0,0%	3,1%
foreigners	96,9%	100,0%	-3,1%
business clients	61,3%	63,4%	-3,3%
tourists	39,5%	36,6%	7,9%
occupancy rate	54,4%	33,0%	21,4%
Average Daily Rate (ADR) in LTL	236,8	222,7	6,3%
Revenue per Available Room (RevPAR) in LTL	128,8	73,5	75,2%
Gross operating profit (GOP) in LTL thousand	4 393,3	1 093,7	301,7%
Gross operating profit (GOP) - % gross	47,2%	23,2%	37,9%

The Average Daily Rate (ADR) was LTL 236.8, so it was 6.3% higher than in 2004. The hotel's RevPAR increased by 75.2% and was amounted to LTL 128.8. The majority of hotel guests were foreigners. Business guests' share in the total number of rooms sold was almost 64%.

The sizable increase in sales made it possible to achieve a four times higher gross operating result (GOP) and to improve efficiency measures as the share of GOP in total operating income.

3.2.3 PBP Orbis Sp. z o.o.

The increased number of clients compared to the prior year was mainly the effect of growing interest in the Travel Time offer of charter travel (the number of seats sold was over twice as high, i.e. it rose by 14.5 thousand). A combination of low rates and the relatively high standard of hotels in the charter travel offer enabled an increase in sales and a high level of client satisfaction.

Table 17 Operating ratios

PBP ORBIS Sp. z o.o.

	2 005	2 004	% change
number of clients using the services of PBP Orbis	1 061	982	8,0%
number of participants in foreign trips purchased in PBP Orbis	71 367	13 850	415,3%
number of foreign tourists who visited Poland with PBP Orbis	95 652	101 757	-6,0%
sales network:			
- number of own sales offices	41	41	0%
- number of agents	1 531	1 156	32,4%

3.2.4 Orbis Transport Sp. z o.o.

In the case of Orbis Transport there has been an increase in income from business activities, accompanied by a lower profit margin. The main reasons for the falling profit margin on ordinary activities were: rising fuel prices, which is particularly visible in coach transport, reduction in the mark-up due to high competition on the market, the loss incurred by PKS Gdańsk. When analyzing the Group results, we should bear in mind that the value of sales, and in fact their increase, was partly the effect of including the acquired PKS companies in the Group financial statements, i.e. PKS Tarnobrzeg and PKS Gdańsk, which did not appear in the 2004 statements. A more reliable picture can be gained from the results of ORBIS Transport Sp. z o.o., which unequivocally demonstrate both rising sales and an increased volume of services provided.

Table 18 Operating ratios

HEKON - HOTELE EKONOMICZNE S.A.

	2005	2004	% change / change in % points
number of rooms	1 513	1 517	99.7%
number of rooms sold	352 375	315 160	111.8%
% structure of rooms sold			
Poles	41.4%	41.7%	-0.30%
foreigners	58.6%	58.3%	0.30%
business clients	57.6%	56.4%	1.20%
tourists	42.4%	43.6%	-1.20%
occupancy rate	63.8%	56.9%	6.9%
Average Daily Rate (ADR) in PLN	207.7	213.7	-2.8%
Revenue per Available Rate (RevPAR) in PLN	132.5	121.6	9.0%
Gross operating profit (GOP) in PLN thousand	56 965.0	50 119.0	13.7%
Gross operating profit (GOP) - % gross	55.7%	54.3%	1.4%

As can be seen from the above information, in the analyzed period there was an increase both in the number of transported passengers – of 22.6%, and in the number of kilometres covered - of almost 32%, which is due to the increased frequency of coaches and starting a new route to Italy. Also in other areas of activity there were considerable increases compared to 2004. In Rent a Car, the number of car rentals grew by 21%, and in respect of leasing, the number of contracts concluded increased by 98%.

3.3 Balance sheet

3.3.1 Balance sheet of the Orbis Group

Table 19 Consolidated balance sheet of the Orbis Group

ORBIS GROUP

In PLN thousand	As at Dec. 31, 2005	As at Dec. 31, 2004	% change in 12 months ended Dec. 31, 2005
Non-current assets	1 960 446	1 916 854	102,3%
% share in balance sheet total	90,0%	91,0%	
Current assets	216 931	189 350	114,6%
% share in balance sheet total	10,0%	9,0%	
Non-current assets held for sale	518	598	86,6%
TOTAL ASSETS	**2 177 895**	**2 106 802**	**103,4%**
Shareholders' equity	1 664 740	1 583 255	105,1%
% share in balance sheet total	76,4%	75,1%	
Liabilities and provisions	513 155	523 547	98,0%
% share in balance sheet total	23,6%	24,9%	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2 177 895**	**2 106 802**	**103,4%**

Non-current assets. This item is dominated by property, plant and equipment, predominantly - hotel buildings, premises and civil and marine engineering facilities, land and rights to perpetual usufruct of land. In 2005, the level of non-current assets changed mainly as a result of: the sale of the building of the Wanda hotel in Kraków and of the right to perpetual usufruct of plots of land connected with this hotel in Orbis S.A., and also in connection with the planned conversion into the Etap brand/construction of a new hotel, the liquidation of three Branches of Orbis S.A.: the Reda in Szczecin, the Solec in Warsaw and the Tranzyt in Częstochowa. Due to the end of a dispute, the branch Europejski Hotel in Warsaw was liquidated.

Current assets. Cash on bank accounts and bank deposits accounts for nearly 37.7% of all current assets. The second most substantial item is trade receivables (24.4% of the total amount of current assets) and other receivables (15.3%), which comprise among other taxes, customs duties and social security receivable and settlements with employees.

In 2005, a 50% decline was reported in the "Financial assets at fair value through profit or loss" item, which was chiefly the result of transactions of sale of securities held by Orbis S.A.

Non-current liabilities and provisions. This item is dominated by loans and borrowings, accounting for 80.9% of total non-current liabilities and provisions. In 2005. the Company Orbis S.A. repaid the EUR-denominated credit facility granted by the banks' syndicate. at the same time drew a long-term PLN-denominated credit facility to finance the adopted development strategy. Additionally, in connection with an earlier repayment of the credit facility in a foreign currency, the SWAP transaction hedging the Company against the currency risk, so far reported in the balance sheet as other non-current liabilities, was settled. The provision for fringe benefits represents the main item of provisions.

Current liabilities and provisions. Trade payables account for 42.4% of current liabilities, followed by other current payables. The latter item is dominated by budget liabilities, as well as advances and prepayments. Short-term borrowings comprise the current portion of the credit facility drawn by Orbis S.A. to finance the Company's investments.

3.3.2 Balance sheets of companies from the Orbis Group

The following table shows the balance sheets of individual companies within the Group.

Table 20 Balance sheets of companies from the Orbis Group

ORBIS S.A.

in '000 PLN	as at 31.12.2005	as at 31.12.2004	% change in 12 months ended 31 Dec 2005
ORBIS S.A.			
Non-current assets	1 980 642	1 955 987	1,3%
% share in balance sheet total	93,6%	94,0%	
Current assets	136 106	125 343	8,6%
% share in balance sheet total	6,4%	6,0%	
TOTAL ASSETS	**2 116 748**	**2 081 330**	**1,7%**
Shareholders' equity	1 606 344	1 540 156	4,3%
% share in balance sheet total	75,9%	74,0%	
Liabilities and provisions	510 404	541 174	-5,7%
% share in balance sheet total	24,1%	26,0%	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2 116 748**	**2 081 330**	**1,7%**

HEKON-HOTELE EKONOMICZNE S.A.

in '000 PLN	as at 31.12.2005	as at 31.12.2004	% change in 12 months ended 31 Dec. 2005
Non-current assets	193 353	212 526	-9,0%
% share in balance sheet total	54,5%	60,6%	
Current assets	161 575	138 275	16,9%
% share in balance sheet total	45,5%	39,4%	
TOTAL ASSETS	**354 928**	**350 801**	**1,2%**
Shareholders' equity	344 972	341 541	1,0%
% share in balance sheet total	97,2%	97,4%	
Liabilities and provisions	9 956	9 260	7,5%
% share in balance sheet total	2,8%	2,6%	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**354 928**	**350 801**	**1,2%**

UAB HEKON

in '000 PLN	as at 31.12.2005	as at 31.12.2004	% change in 12 months ended 31 Dec. 2005
Non-current assets	6 319	8 217	-23,1%
% share in balance sheet total	61,5%	73,9%	
Current assets	3 953	2 910	35,9%
% share in balance sheet total	38,5%	26,1%	
TOTAL ASSETS	**10 272**	**11 127**	**-7,7%**
Shareholders' equity	1 805	2 149	-16,0%
% share in balance sheet total	17,6%	19,3%	
Liabilities and provisions	8 467	8 978	-5,7%
% share in balance sheet total	82,4%	80,7%	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**10 272**	**11 127**	**-7,7%**

PBP ORBIS GROUP

in '000 PLN	as at 31.12.2005	as at 31.12.2004	% change in 12 months ended Dec. 31, 2005
Non-current assets	25 656	24 456	4,9%
% share in balance sheet total	43,1%	43,2%	
Current assets	33 939	32 131	5,6%
% share in balance sheet total	56,9%	56,8%	
TOTAL ASSETS	**59 595**	**56 587**	**5,3%**
Shareholders' equity	24 944	24 582	1,5%
% share in balance sheet total	41,9%	43,4%	
Liabilities and provisions	34 651	32 005	8,3%
% share in balance sheet total	58,1%	56,6%	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**59 595**	**56 587**	**5,3%**

ORBIS TRANSPORT GROUP

in '000 PLN	as at 31.12.2005	as at 31.12.2004	% change in 12 months ended Dec. 31, 2005
Non-current assets	123 319	93 738	31,6%
% share in balance sheet total	76,1%	77,5%	
Current assets	38 781	27 239	42,4%
% share in balance sheet total	23,9%	22,5%	
TOTAL ASSETS	**162 100**	**120 977**	**34,0%**
Shareholders' equity	57 127	45 769	24,8%
% share in balance sheet total	35,2%	37,8%	
Liabilities and provisions	104 973	75 208	39,6%
% share in balance sheet total	64,8%	62,2%	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**162 100**	**120 977**	**34,0%**

3.4 Cash flows

3.4.1 Cash flows in the Orbis Group

In 2005, the Companies forming the Group generated PLN 126,013 thousand profit before tax, which contributed to the greatest extent to achieving positive (similarly to the prior year)* net cash flows from operating activities.

The largest positive adjustments to profit before tax related to amortization/depreciation, change in current liabilities and interest, while the most substantial negative adjustments concerned: change in provisions (the majority relating to Orbis S.A.), profit on investing activities (generated mainly by Orbis S.A.), change in receivables and prepayments (chiefly in Orbis Transport Sp. z o.o.) as well as gains on foreign exchange differences (chiefly in Orbis S.A.).

Table 21 Cash flow statement of the Orbis Group

in PLN thousand	2005	2004	% change
Cash flows from operating activities	100 305	163 839	-38,8%
Cash flows from investing activities	-34 798	-123 710	-71,9%
Cash flows from financing activities	-24 069	-47 919	-49,8%
Total net cash flows	**41 438**	**-7 790**	**-631,9%**
Cash and cash equivalents at end of period	81 700	40 262	102,9%

In 2005, net cash flows from investing activities were again negative. Activities of this type were dominated by expenditure and cash proceeds connected with investing idle funds in short-term securities (Orbis S.A., PBP Orbis Sp. z o.o., Hekon – Hotele Ekonomiczne S.A.), expenditure on acquisition and proceeds from sale of property, plant and equipment and intangible assets (mainly in Orbis S.A. and Orbis Transport Sp. z o.o.).

Similarly to the prior year, net cash flows from financing activities were negative in 2005. The most substantial cash proceeds were connected with drawing credit and loan facilities (Orbis S.A., PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o.). Major cash outflows concerned repayment of credit and loan facilities (Orbis S.A., PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o.), payments on account of settlement of hedging swap transaction (Orbis S.A.), dividend payment (Orbis S.A.) and repayment of interest.

In 2005, the main source of financing the operations of Orbis S.A. and Hekon - Hotele Ekonomiczne S.A. was the profit generated in the current period. What played an important role in UAB Hekon were the additional capital payments made by Hekon – Hotele Ekonomiczne S.A., while in the case of Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. the sources of financing were: generated profit, intra-Group borrowings and overdraft facilities.

For the purposes of hedging against foreign exchange risk, all Companies in the Group use the mechanism of natural hedge. As a consequence of the decision to fully repay the debt taken in Euro Orbis S.A., this Company settled hedging transactions relating to this debt.

3.4.2 Cash flows of companies from the Orbis Group

3.4.2.1 Cash flows of Orbis S.A.

Net cash flows from operating activities reached a positive level in 2005, and were 33.2% lower than in the prior year, despite the fact that the gross profit generated in 2005 was twice as high (a growth of 102.1% as compared to the prior year).

As usual, depreciation/amortization represented the most significant positive adjustment of gross profit, while the most considerable negative adjustments related to: impairment reversal, profit from investing activities (including revaluation of tangible assets), change in provisions, profit from foreign exchange differences, change in receivables, prepayments and interest.

Table 22 Cash flow statement of Orbis S.A.

in PLN thousand	2005	2004	% change
Cash flows from operating activities	70 629	105 694	-33,2%
Cash flows from investing activities	-6 548	-81 819	-92,0%
Cash flows from financing activities	-39 391	-40 530	-2,8%
Total net cash flows	**24 690**	**-16 655**	**-248,2%**
Cash and cash equivalents at end of period	36 243	11 553	213,7%

In 2005, the positive cash flows generated on ordinary activities allowed the operating profit to be used as the most important source of financing.

Net cash flows from investing activities, like in 2004, were negative.

The most important related cash proceeds originated in: the sale of short-term securities (acquired by investing temporarily idle funds), sale of property, plant and equipment (mainly the disposal of the Wanda Hotel in Kraków), dividends (obtained from Hekon – Hotele Ekonomiczne S.A. and Orbis Casino Sp. z o.o.), interest on loans granted to subsidiaries and sale of interests in related parties (disposal of 2000 shares in Globis Poznań Sp. z o.o. and 25 shares in Globis Wrocław Sp. z o.o.).

The most significant cash outflows within the framework of investing activities included: expenditure on the acquisition of short-term securities, expenditures on property, plant and equipment and intangible assets, loans granted to subsidiary companies and expenditure on the acquisition of related parties (taking up 80% of shares in Orbis Kontrakty Sp. z o.o.).

The negative net cash flows from investing activities in 2005 reflect the dynamic development of the Company's potential through modernization and expansion of the existing hotel base.

In 2005 net cash flows from financing activities were negative as in the prior year.

Cash inflows were connected with the credit facility drawn pursuant to the fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Societé Genérale S.A. Branch in Poland, Bank Zachodni WBK S.A. and Calyon S.A.

The main cash outflows in respect of financing activities related to the repayment of the credit facility extended by the banks' syndicate led by Calyon and the settlement of related fixed term hedging SWAP transactions, the deferred payment to Société d'Exploitation Hotek Polska Sp. z o.o. on account of purchase of shares in Hekon-Hotele Ekonomiczne S.A, as well as the repayment of principal instalments of the loan from BWE due in 2005, disbursement of interest connected with servicing existing debt and distribution of the dividend for 2004.

The negative cash flows from financing activities result from the financial leverage applied as an additional (apart from the operating profit generated) source of capital.

3.4.2.2 Cash flows of Hekon-Hotele Ekonomiczne S.A.

The increase in cash flows from operating activities in 2005 was due to the higher gross profit than in the preceding year. The most significant items of adjustments were amortization/depreciation and the change in current liabilities.

In 2005 the Company reported significant changes in the cash flows from investing activities. These changes resulted mainly from the increase in shares in the related entity UAB Hekon through the additional capital payment of PLN 1,905 thousand and increased proceeds by way of interest on securities held. In 2004, cash flows from investing activities were affected, to a considerable extent, by expenditure on the acquisition of short-term securities, which were repurchased in 2005.

The higher cash flows from financing activities in 2005 were the result of higher dividend paid to Orbis S.A., compared to the prior year.

Table 23 Cash flow statement of Hekon-Hotele Ekonomiczne S.A.

in PLN thousand	2005	2004	% change
Cash flows from operating activities	31 928	26 922	18,6%
Cash flows from investing activities	1 404	-10 876	-112,9%
Cash flows from financing activities	-19 864	-11 067	79,5%
Total net cash flows	**13 468**	**4 979**	**170,5%**
Cash and cash equivalents at end of period	25 949	12 481	107,9%

3.4.2.3 Cash flows of UAB Hekon

In 2005, owing to a considerable improvement in the results on operations and the consequent significant decrease in net loss (a decrease of 62% compared to the prior year), net cash flows from operating activities were positive. The most substantial positive adjustments of the result before tax concerned amortization/depreciation, the change in receivables and prepayments, loss on foreign exchange differences and interest. The most significant negative adjustment of the result before tax resulted from the change in current liabilities.

In 2005, cash flows from investing activities were immaterial since the Company purchased only small items of equipment.

Within financing activities, the single most important cash receipt in 2005 was due to a payment from Hekon – Hotele Ekonomiczne S.A. for increasing the Company's capital, while cash payments were connected with debt servicing (interest repayment) and the settlement of liabilities under financial leasing.

Table 24 Cash flow statement of UAB Hekon

in PLN thousand	2005	2004	% zmiany
Cash flows from operating activities	851	-4 760	-117,9%
Cash flows from investing activities	-24	-4 870	-99,5%
Cash flows from financing activities	1 580	6 231	-74,6%
Total net cash flows	**2 407**	**-3 399**	**-170,8%**
Cash and cash equivalents at end of period	3 697	1 449	155,1%

3.4.2.4 Cash flows of PBP Orbis Group

In 2005, despite the generation of profit before tax, net cash flows from operating activities were negative. The most significant positive adjustments to profit concerned amortization/depreciation, the change in provisions and interest. The most substantive negative adjustments of result were due to the change in receivables and prepayments, change in current liabilities and were also related to the realization of gains from investments.

Net cash flows from investing activities, similarly to the preceding year, were negative. The most important cash flows were connected with the purchase and sale of securities (mainly Treasury bills) and expenditure on acquisition of property, plant and equipment and intangible assets (acquisition of computer sets and software).

In 2005, unlike the prior year, net cash flows from financing activities were positive. These activities were dominated by cash flows connected with the utilization of overdraft as a current source of financing (usually one-day crediting periods and the debt never exceeded PLN 1 million and was covered with the current receipts at the end of business day). In addition, in order to finance investment expenditure (i.e. purchase of coaches), the Company used an intra-Group loan (from Orbis S.A.). The remaining

significant negative cash flows were connected with settling liabilities in respect of financial leasing and regular servicing of the existing debt.

Table 25 Cash flow statement of PBP Orbis Group

in PLN thousand	2005	2004	% change
Cash flows from operating activities	-956	5 601	-117,1%
Cash flows from investing activities	-3 938	-2 771	42,1%
Cash flows from financing activities	2 904	-281	-1133,5%
Total net cash flows	**-1 990**	**2 549**	**-178,1%**
Cash and cash equivalents at end of period	9 009	10 999	-18,1%

3.4.2.5 Cash flows of the Orbis Transport Group

The net cash flows from operating activities in 2005 were positive thanks to the profit generated. The most significant adjustments of profit concerned amortization/depreciation, change in receivables and change (increase) in liabilities and accruals and deferred income.

The decrease in cash flows from operating activities, compared to 2004, results from the sizeable change (increase) in receivables, which is an element of the nature of leasing activity and which is due to supplying new leasing objects and changing lease agreements to operating leasing agreements (as required by the accounting regulations and IAS, the value of objects supplied under leasing is presented in the balance sheet as an item in the non-current receivables).

The investing activities in the current period were dominated by expenditure on the purchase of a car fleet for short-term or long-term car rental. The high expenditure incurred for this purpose was partially offset by income from the sale of the cars which had previously been rented.

The main items of cash flows from financing activities were drawdowns of credit and loan facilities. The increase of own funds was realized at such a fast pace that was necessary to find supplementary financing from external sources. In 2005 the Company used loans taken out from Orbis S.A. and a credit facility in Kredyt Bank S.A. The considerable share of external sources in financing the operations resulted in high negative cash flows for servicing current debt (interest repayment).

Table 26 Cash flow statement of Orbis Transport Group

in PLN thousand	2005	2004	% change
Cash flows from operating activities	1 364	26 300	-94,8%
Cash flows from investing activities	-14 856	-33 612	-55,8%
Cash flows from financing activities	16 669	6 518	155,7%
Total net cash flows	**3 177**	**-794**	**-500,1%**
Cash and cash equivalents at end of period	7 493	4 316	73,6%

4. ANALYSIS OF FINANCIAL STATEMENTS RATIOS

On the basis of the financial statements (the balance sheet and income statement), an analysis based on the following categories of ratios: profitability, turnover and financial has been made.

4.1 Profitability ratios

Return on equity (ROE)

	2005	2004
Net profit (loss)	97 971	62 596
Equity – opening balance	1 583 255	1 549 072
Equity – closing balance	1 664 740	1 583 255
Return on equity	**6.03%**	**4.00%**

This ratio shows the rate of return generated by capital invested in a business. In 2005, this ratio rose by 2.0 % points thanks to the increase in net profit of 56.5%, with the equity remaining at a stable level.

Return on assets (ROA)

	2005	2004
Net profit (loss)	97 971	62 596
Total assets – opening balance	2 106 802	1 777 529
Total assets – closing balance	2 177 895	2 106 802
Return on assets	**4.57%**	**3.22%**

This ratio shows the rate of return generated by the Company's assets. In 2005 this ratio went up by 1.4%, owing to an increase in net profit of 56.5% with an increase in the average assets value of 10.3%.

Net return on sales (ROS)

	2005	2004
Net profit (loss)	97 971	62 596
Sales	996 369	942 965
Net return on sales	**9.83%**	**6.64%**

This ratio shows the value of net profit generated by a single sales unit. Net return on sales rose by 3.2 % and amounted to 9.8% as a result of a 56.5% increase in net profit. The main factors that contributed to this were the very good results reported by Orbis SA and Hekon SA. Sales were 5.2% higher, mainly due to the increased sales of Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o.

4.2 Efficiency ratios

Debtor collection period

	2005	2004
Net trade receivables – opening balance	40 243	39 994
Net trade receivables – closing balance	44 596	40 243
Net sales	996 369	942 965
days	360	360
Debtor collection period	**15.33**	**15.32**

This ratio shows the average number of days preceding payment by trade debtors. In 2005 this ratio did not change compared to 2004.

Creditor collection period

	2005	2004
Trade payables – opening balance	62 914	45 710
Trade payables – closing balance	75 550	62 914
Cost of goods sold / no of days	755 764	718 025
days	360	360
Creditor collection period	**32.98**	**27.23**

This ratio shows the average number of days preceding payment to trade creditors. In 2005 the Group managed to extend the period collection period by 5.8 days thanks to among others centralization of purchases. This process will be continued in future years.

Inventory turnover

	2005	2004
Inventory – opening balance	12 688	13 797
Inventory – closing balance	9 436	12 688
Cost of goods sold / no of days	755 764	718 025
days	360	360
Inventory turnover	**5.27**	**6.64**

This ratio shows the average number of days in the inventory turnover cycle. In 2005 the Group shortened the inventory turnover cycle by 1.4 days due to better management of purchases.

4.3 Financing ratios

Debt to equity

	2005	2004
Total debt	513 155	523 547
Total equity	2 177 895	2 106 802
Debt to equity	**23.6%**	**24.9%**

The debt to equity ratio shows the contribution of external capital in financing assets. In 2005 this ratio improved slightly due to a 2.0% fall in liabilities and a 5.1% increase in equity.

Interest cover

	2005	2004
EBIDTA	198 430	159 004
Cost of interest	10 077	11 262
Interest cover	**19.7**	**14.1**

This ratio defines the burden of interest payments to the Company. It was 39.7% higher in 2005 and amounted to 19.7. This means that finance costs are at a very safe level, since the EBITDA generated by the Company is sufficient to cover nearly 20 times the cost of interest.

Non-current assets to equity ratio

	2005	2004
Equity	1 664 740	1 583 255
Non-current assets	1 960 446	1 916 854
Non-current assets to equity ratio	**84.9%**	**82.6%**

This ratio shows the percentage of non-current assets financed by equity. In 2005 this ratio improved by 2.3 % and reached a very safe level of 84.9%.

Current ratio

	2005	2004
Current assets	216 931	189 350
Current liabilities and provisions	182 504	154 994
Current ratio	**1.19**	**1.22**

The current ratio shows the current assets covered by current liabilities. It dropped slightly in 2005, but still remains within a safe range. In the Management Board's opinion the level of current assets is sufficient to cover the Orbis Group's current requirements in this area.

4.4 Other efficiency ratios

Current assets turnover ratio

	2005	2004
Sales	996 369	942 965
Current assets	216 931	189 350
Current assets turnover ratio	**4,59**	**4,98**

This ratio indicates the turnover of current assets during a year. This ratio was slightly lower in 2005 due to an increase in current payables and in cash and cash equivalents.

Non-current assets turnover ratio

	2005	2004
Sales	996 369	942 965
Non-current assets	1 960 446	1 916 854
Non-current assets turnover ratio	**0,51**	**0,49**

The non-current asset turnover ratio measures the effective use of non-current assets for the purpose of generating sales. This did not change in 2005.

Debt to cash surplus ratio

	2005	2004
Net profit (loss)	97 971	62 596
Depreciation	130 184	128 907
Total liabilities	513 155	523 547
Debt to cash surplus ratio	**0.44**	**0.37**

This ratio shows the ratio between total liabilities and free cash (net profit + amortization/depreciation) which may be used to finance debt. In 2005 this ratio improved by 21.1% and amounted to 0.44.

5. EVENTS AFTER THE END OF PERIOD

With regard to the ORBIS S.A. Supervisory Board's approval of the update of the Company's strategy for the development of its hotel business and investments during the years 2006-2010 and the adoption by the Management Board of a decision dated 25 May 2006, concerning the implementation of the updated strategy, the information disclosed to the public in the Current Report No. 10/2005 concerning the ORBIS Hotel Group Development Strategy, including the forecast of financial results, has been updated. The Company's Management Board presented the updated strategy of the Orbis Hotel Group for the period 2006-2010 (Current Report No. 9/2006) and published the forecasted selected financial categories for these years.

The ORBIS Hotel Group Development Strategy for the years 2006-2010 envisages the introduction of the Etap brand in the Polish market, the continued development of the successful performance of the Ibis brand and the modernization of a reduced number of ORBIS hotels which are to be rebranded into the Accor brand. The afore-mentioned assumptions invariably form the foundation for the Development Strategy (see

p. 2.2.1 p. 16) and the basis for the updated development program for the years 2006-2010. In accordance with the updated Strategy the number of economy hotels will be increased from the present 9 hotels up to 44. The development of the network of economy hotels will be attained mainly by erecting new hotels. Conversions of the existing hotels will be continued, however, to a limited extent. As a result, by the end of 2010, the ORBIS Group will have 33 new hotels with over 3.6 thousand rooms.

ORBIS will assign a total of PLN 863 million for implementation of its updated strategy. Expenditure on continued complex modernization works in hotels together with replacement costs will total PLN 327 million. The sum of PLN 487 million was allocated for implementation of the program involving the construction and development of economy hotels operating under the Etap and Ibis brands; the development of other brands is expected to consume PLN 49 million. ORBIS also plans to dispose of a part of its assets with a view to better utilizing the Group's property and attaining additional funding to finance the investment projects.

As a result of implementing the Strategy, the ORBIS Group will comprise 83 hotels with 13.6 thousand rooms.

No significant events of a strategic nature occurred in the other companies covered by the financial statements after the end of the reporting period.

6. INFORMATION CONCERNING THE COMPANY LICENSED TO AUDIT THE FINANCIAL STATEMENTS

On 1 June 2005, the Company entered into a contract with PricewaterhouseCoopers Sp. z o.o. to review and audit the financial statements of Orbis S.A. and the Orbis Group. The contract covers the review of semi-annual financial statements, both consolidated and stand-alone, for a period of 6 months ended on 30 June 2005, and audit of annual financial statements, both consolidated and stand-alone, for the year 2005. The total fee for these audits amounted to PLN 940 thousand (including the fee for the audit of the annual financial statements of the subsidiary company Hekon Hotele-Ekonomiczne S.A. according to the contract dated 7 June 2005).

The company Deloitte & Touche Audit Services Sp. z o.o. reviewed the semi-annual financial statements for a period of 6 months of 2004 and audited the financial statements of Orbis S.A. and the consolidated financial statements of the Orbis Group for the financial year 2004. The total fee for these audits amounted to PLN 673 thousand (including the fee for the audit of the annual financial statements of the subsidiary company Hekon Hotele-Ekonomiczne S.A.).

During 2004 and 2005, companies licensed to audit the financial statements did not render services other than those mentioned hereinabove.

7. PLANS OF COMPANIES FROM THE GROUP FOR SUBSEQUENT PERIODS

Orbis S.A. In 2006, the following projects are planned:

- as part of the investment projects, **modernization** of the following hotels: Grand in Warsaw, Grand in Sopot, Novotel Centrum Gdańsk, Novotel Centrum Poznań, Mercure Hevelius Gdańsk, Posejdon Gdańsk, Novotel Centrum Katowice, Novotel Bronowice Kraków, Francuski Kraków, Novotel Malta Poznań, Mercure Kasprowy Zakopane;
- as part of the development of the **economy hotel segment**:
  - construction and installation works in the Tranzyt hotel (works are scheduled for completion in August 2006) and in the Reda hotel (works are planned for completion in December 2006) to adapt the hotels to the Etap brand standards;
  - construction of a new Etap hotel on the site of the former Solec hotel, completion anticipated in December 2006;
  - preparatory works for the construction of an Etap hotel in Kraków in the immediate vicinity of the Novotel Bronowice, and an Etap in Gdańsk next to the Mercure Hevelius,

- the Company is awaiting a land use permit related to two other hotel buildings to be located on plots of land owned by Orbis S.A. in Wrocław: next to the Novotel and next to the Motel, which will allow investing activities to proceed;
- initial preparatory works will be performed in connection with the design for the construction of a complex of three hotels Novotel-Ibis-Etap in Gdynia,
- new markets are being explored and new plots of land being looked for in towns and cities identified in the Strategy, for the construction of both Etap and Ibis hotels;

- as part of **regionalization**: the process of regionalization of the technical operation and accounting function will be continued. As in the areas of sales and HR and payroll administration, there are plans to implement the process of regionalization of the HR function, which will result in a total modification of business processes in the HR area, accompanied by the simultaneous streamlining of employment in the HR department;
- as part of **HR function:**
    - a development program will be launched for all employees at individual levels of the organizational structure of ORBIS S.A., the objectives of the program are:
        - for management staff: provide tools for managing the process of change, particularly in implementing a matrix structure within the enterprise;
        - for middle management: provide management tools which improve efficiency and quality of services;
        - for operating employees: provide tools which serve to enhance the quality of the services rendered, including services provided to clients;
    - support in the form of training courses will be provided when opening the modernized and new hotels in Poland.

PBP Orbis Sp. z o.o. Due to the still favourable external and internal conditions, the Company is planning to develop additional distribution channels based on internet sales and to introduce an additional offer within outgoing foreign tourism addressed to families and focused on active rest (a product including tour elements). At the same time there are plans to increase commercial activity on the US market through the company Orbis Polish Travel Bureau, Inc. in New York and the potential of this market.

ORBIS Transport Sp. z o. o. The Company's activities will focus on strengthening its leading market position in this area of operations. The main activities are:

- in the field of coach transport:
    - extending the network of destinations to cover most major cities in Poland, within the framework of the existing structure;
    - sales of tickets through websites;
    - possibility of booking tickets by means of text messages;
    - possibility of purchasing extended health and legal protection insurance for the duration of stay abroad;
- in the field of long-term rental and leasing:
    - development of domestic service sales networks using the sales offices of Hertz in major Polish cities;
    - updating the leasing and rental offer to take into account the changing provisions of the law;
    - cost optimization;
- in the field of short-term rental:
    - intensifying sales by means of promotion activities;
    - cost rationalization.

Orbis Casino Sp. z o.o. In 2006, the Company is planning to refurbish the casino and games parlour in the Grand Hotel in Warsaw and the casino in the Grand Hotel in Sopot, which is connected with the comprehensive modernization being conducted in these hotels. In addition, due to the fact that the Ministry of Finance has granted a relevant permit, it is planned that a casino in Bydgoszcz will be opened in the 4th quarter of 2006.

Capital Group Orbis

Management Board's statments as at December 31, 2005

Orbis

Warsaw, June 2, 2006.

DECLARATION
OF THE MANAGEMENT BOARD
CONCERNING THE CONSOLIDATED REPORT FOR 2005

The Management Board of Orbis S.A. hereby declares that according to its best knowledge, the consolidated financial statements of the Orbis Group for the year 2005 and the comparative figures for the year 2004 have been prepared in accordance with the accounting principles applied by the Group and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

The report on the Orbis Group operations depicts a true image of development, achievements and the condition of the entire Orbis Group, including description of the main risks and uncertainties.

Warsaw, June 2, 2006.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
CONCERNING THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2005

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit financial statements entrusted with the task of auditing the annual consolidated financial statements of the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to issue an unbiased and independent audit report, pursuant to the applicable legal regulations binding in Poland.